PROSPECTUS

Filed Pursuant to Rule 424(b)(3)

Registration No. 333-110763

$175,000,000

OFFER TO EXCHANGE

10.25% Senior Notes due October 1, 2011,

which have been registered under the Securities Act of 1933,

for any and all outstanding

10.25% Senior Notes due October 1, 2011,

which have not been registered under the Securities Act of 1933,

of

Hines Nurseries, Inc.

•	We will exchange all original notes that are validly tendered and not withdrawn before the end of the exchange offer for an equal principal amount of new notes that we have registered under the Securities Act of 1933.

•	This exchange offer expires at 5:00 p.m., New York City time, on January 22, 2004, unless extended.

•	No public market exists for the original notes or the new notes. We do not intend to list the new notes on any securities exchange or to seek approval for quotation through any automated quotation system.

The new notes will be our senior unsecured senior obligations and will rank equally in right of payment with all of our other existing and future unsecured debt. The new notes will be effectively subordinated to all of our existing and future secured debt to the extent of the value of the assets securing such debt. The new notes will be guaranteed by Hines Horticulture, the parent company of Hines Nurseries, and all of Hines Horticulture’s subsidiaries, other than Hines Nurseries. The guarantees will be senior unsecured obligations and will be effectively subordinated in right of payment to all existing and future secured debt of the guarantors to the extent of the value of the assets securing such debt.

See “ Risk Factors” beginning on page 18 for a discussion of the risks that holders should consider prior to making a decision to exchange original notes for new notes.

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for original notes where such original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 90 days after the expiration date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is December 23, 2003.

You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus.

No person is authorized in connection with this offering to give any information or to make any representation not contained in this prospectus, and, if given or made, such other information or representation must not be relied upon as having been authorized by us or the initial purchasers. The information contained herein is as of the date hereof and is subject to change, completion or amendment without notice. Neither the delivery of this prospectus at any time nor the offer, sale or delivery of any note shall, under any circumstances, create any implication that there has been no change in the information set forth herein or in our affairs since the date hereof.

In making an investment decision regarding the new notes, prospective investors must rely on their own examination of us and the terms of this offering, including the merits and risks involved. No representation is made to any offeree or purchaser of the new notes regarding the legality of an investment therein by such offeree or purchaser under any applicable legal investment or similar laws or regulations. The contents of this prospectus are not to be construed as legal, business or tax advice. Each prospective investor should consult its own counsel, accountant and other advisors as to legal, tax, business, financial and related aspects of a purchase of the new notes.

This prospectus contains summaries of the terms of certain documents. Such summaries are qualified in their entirety by reference to the full and complete text of such documents for complete information with respect thereto.

This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the new notes to any person in any jurisdiction where it is unlawful to make such an offer or solicitation.

INDUSTRY AND MARKET DATA

Industry and market data used throughout this prospectus were obtained from our own research, studies conducted by third parties and industry and general publications published by third parties and, in some cases, are management estimates based on our industry and other knowledge. We have not independently verified market and industry data from third-party sources, and we do not make any representations as to the accuracy of such information. While we believe internal company estimates are reliable and market definitions are appropriate, they have not been verified by any independent sources.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. It does not contain all the information that you may consider important in making your investment decision, and is qualified in its entirety by the more detailed information and historical financial statements, including the new notes thereto, that are included, or incorporated by reference, in this prospectus. Therefore, you should read the entire prospectus carefully, including in particular the information set forth under “Risk Factors.” Except as otherwise required by the context, references in this prospectus to “our company,” “we,” “us” or “our” refer to the combined business of Hines Horticulture, Inc. and all of its subsidiaries. All references to “Hines Horticulture” refer to Hines Horticulture, Inc., excluding its subsidiaries. References to “Hines Nurseries” refer to Hines Nurseries, Inc., a wholly-owned subsidiary of Hines Horticulture, excluding Hines Nurseries, Inc.’s subsidiaries.

Company Overview

We are the largest commercial nursery operation in the United States, serving over 2,000 retail and commercial customers, who sell our products in more than 8,000 locations. We believe our product breadth, scale and distribution capabilities make us the only national supplier able to service the large home centers and mass merchants, as well as the independent premium garden centers throughout the United States. Our 13 commercial nurseries are strategically located in diverse geographic regions throughout the United States, and total more than 5,000 acres that produce ornamental shrubs, color plants and container grown plants. We produce approximately 5,500 plant varieties, which we believe to be more than twice the number of varieties offered by our closest national competitor. We believe the breadth and quality of our product offerings, such as our patio-ready type products which we market under the names Patio Tropics™ and Festival Pot™, assist our largest customers in their objective to become destination garden centers.

Our largest customers are leading home centers and mass merchants such as The Home Depot, Lowe’s, Wal-Mart and Target. Our national account managers and local sales managers have cultivated longstanding relationships with management at these leading retailers. We focus on serving these large retailers by providing one of the broadest assortments of high-quality products in our industry through a multi-point sales and service program. Our national scale and infrastructure enable us to meet demanding delivery schedules, fulfill large volume requirements with fresh, high-quality products and provide a variety of value-added services. With a core sales force of more than 300 professionals, which increases to more than 700 professionals during our peak selling season, we work closely with our customers to develop merchandising strategies, inventory management and marketing support. We believe the combination of our extensive product offering, high-quality, innovative plant products and our strong focus on value-added customer services is increasingly important to leading home centers and mass merchants.

We continuously develop new product programs, packaging presentations and plant varieties. Our innovative product offerings help our customers improve their sales and profitability. Such new plants typically command higher prices and profit margins than more traditional commodity-like products. Since 1998, we have commercially introduced more than 250 new plant varieties, enhancing our reputation as a product innovator in our industry. We have patents on 45 of our plant products and we have applied for patents on an additional 13 plant products.

The following charts illustrate our 2002 sales by product category and by customer type:

Industry Overview

Gardening is one of the most popular leisure activities in the United States. According to the National Gardening Association’s 2002 National Gardening Survey, approximately 79% of U.S. households participate in one or more types of indoor and outdoor lawn and garden activities, spending a total of $39.6 billion in 2002 at the retail level. Over the past five years, U.S. household participation in lawn and garden activities has ranged from 67 million households in 1998 to 85 million households in 2002. Since 1997, the number of U.S. households participating in lawn and garden activities has increased at a compound annual growth rate of 5%. Average annual spending on lawn and garden activities by participating households was $466 in 2002. From 1997 to 2002, average spending on lawn and garden activities by participating households increased at a compound annual growth rate of 4%.

Nursery products such as outdoor plants, trees and shrubs were purchased by 67% of U.S. households in 2002. According to the USDA, the floriculture and nursery crop segment had estimated wholesale sales of approximately $13.8 billion in 2002. Factors contributing to the growth in our industry include, among other things, a variety of demographic and social trends, including an aging population, increased home ownership, the expanding popularity of gardening activities, and the expansion of large retailers which continue to enlarge their home and garden categories.

Competitive Strengths

We are the largest commercial nursery operation in the United States. Our national scale, leading product offering, value added services and consistent high-quality products enable us to be a key strategic supplier to the top industry retailers. The following competitive advantages have helped us establish our leading market position:

Leading Supplier in Industry. We are the only national supplier that serves both the large home centers and mass merchants, as well as the independent premium garden centers throughout the United States. Our large scale and national footprint provide us with several advantages, such as:

•	delivering large quantities of high-quality live plants across the continental United States;

•	providing rapid delivery and inventory replenishment, in many cases within 24 hours; and

•	developing and supplying products for national marketing programs for our top customers.

We have served many of our top national customers for over a decade and we typically are a leading or strategic supplier to these customers. For example, over the past 15 years we have worked closely with The Home Depot as a strategic supplier to help increase their live plant sales and profitability. The Home Depot is the leading lawn and garden retailer in the United States and we are The Home Depot’s largest plant supplier.

National Coverage with Regional Diversity. Our 13 commercial nurseries are strategically located in Arizona, California, Florida, Georgia, New York, Oregon, Pennsylvania, South Carolina and Texas, and provide us with several advantages, which include:

•	reducing our susceptibility to adverse regional weather and market conditions;

•	allowing us to deliver products to cold weather regions earlier in the spring season before similar nursery products may be available from local nurseries; and

•	enabling us to timely distribute our products to our national customers.

Largest Product Offering in Industry. With approximately 5,500 plant varieties, we have the largest product offering in the industry, which we believe to be more than twice the number offered by our closest national competitor. Additionally, we believe we have the largest pipeline of new plant varieties selected from around the world from which we typically introduce approximately 35 to 50 new products annually. Our large new product pipeline represents a considerable competitive advantage as we are able to offer and test-market more items than our competitors. New products typically command higher unit prices and yield better margins for us and our customers. We utilize our extensive product varieties to help our customers optimize their product mix and merchandising strategy which we believe significantly differentiates us from our competitors.

Value-Added Services. Through our sales force of more than 300 professionals, we provide a variety of value-added services that help our customers improve their sales and profitability. Our in-store service program helps customers improve sales through improved inventory management, product displays, promotional planning and plant maintenance. Active inventory management with fast store delivery times help drive sales growth and margins for us and our customers. In many areas, we are able to provide our customers with fresh, high-quality, retail-ready products with same or next-day delivery.

Advanced Propagation and Production Techniques. Over our 83-year history, we have developed propagation facilities and techniques enabling us to consistently provide high quality starter plants for our production. Many of our managers have Ph.D.s or other advanced degrees in horticulture or agriculture sciences, while others have extensive related technical backgrounds. Their knowledge and experience help us to consistently produce high quality plants, adopt advanced production techniques and propagate new plant varieties. It can take several years to develop a new product on a large commercial scale, a process to which our propagation methods are well suited. We believe the large investment and infrastructure required to support and create a national operation such as ours, coupled with the extensive horticultural knowledge and experience of our operations personnel, represents a significant barrier to entry.

Experienced Management and Operation Managers. Our team of executive and operations managers have an average of more than 23 years of industry experience and an average of more than 17 years with our company. In addition, each operation manager has profit and loss responsibilities for the nurseries such manager oversees and has incentives that align his or her compensation with the cash flow of the business.

Our Strategy

In the late 1990s, we grew our business through a series of strategic acquisitions and facility expansions. Those strategic investments filled out our national footprint, allowing us to better serve our top national customers and strengthen these key relationships. Today, we are focused on growing our business with existing customers, optimizing our product mix and fully integrating our acquired operations. We expect to achieve these goals through the implementation of the following strategy:

Grow Sales and Profits with Existing Customers. Through close coordination with our customers, we seek to improve their sales and profitability by stocking fresh products with innovative packaging to improve inventory turns and reduce spoilage rates. We believe that our selling approach will allow us to grow with our existing customers and gain market share.

•	Top National Customers. We plan to strengthen our longstanding relationships with our largest customers by developing merchandising and marketing programs that seek to improve their store level sales and profitability. Our scale and multi-level sales strategy permit us to develop these programs at a regional level that is aligned with our customers’ national strategies. We believe these services position us to capitalize on the increasing trend of many top retailers to reduce the number of their suppliers.

•	Independent Garden Centers. With over 5,500 plant product offerings, we are an important supplier to independent garden centers who tend to serve the more discerning gardening consumers. We also offer premium independent garden centers custom labeling and packaging to enhance their marketing efforts. Our sales force works closely with our independent garden center clients to deliver these tailored products and services, reinforcing our long-term commitment to this market channel.

Optimize Our Product Mix

•	Continue Shifting Product Mix Towards Higher Value Products. We believe that our ability to shift sales from commodity-like products to unique and newly packaged items represents a significant long-term opportunity for us. We frequently introduce higher-margin items which tend to be oriented toward impulse purchasing because of their unique coloration, attractive packaging and a high level of retail readiness. Our broad product offering allows us to selectively suggest new high margin product offerings to our customers to replace slower moving more commodity-like items currently on their shelves.

•	Continue to Develop New Products. An important element of our product mix strategy is to develop and commercially introduce new products through the cultivation and development of new plant forms and improved plant varieties. Unique varieties that vary in coloration, size at maturity or hardiness in drought or cold conditions command higher prices, provide higher unit margins and enhance our reputation as a product innovator. We believe we are one of the few wholesale nurseries that are able to propagate large quantities of new products that are desired by home centers, mass merchants and premium independent garden centers.

Pursue Operating Efficiencies

•	Continue to Fully Integrate Strategic Acquisitions. From 1995 to 2000, we made eight strategic nursery acquisitions, some which have yet to be fully integrated. These acquisitions provide an opportunity to implement our best practice standards, streamline operating processes and improve product quality. We have also recently taken steps to simplify our organizational structure to reduce costs and improve performance accountability.

•	Optimize our Labor Resources. We seek to reduce our labor costs through investments in mechanized pruning and planting machines, integrated irrigation and fertilization systems and water recycling systems. Labor represents the largest percentage of our costs of goods sold, and we expect these investments to result in improved margins.

History

We were founded 83 years ago in Southern California and until 1976 operated as a family-owned nursery business. In 1976, we were acquired by the Weyerhaeuser Company. We primarily sold our products to re-wholesalers until the mid-1980s, when we began focusing on developing direct relationships with retailers. In 1990, we were sold to a private investment group and certain members of management. In August 1995, we were acquired by two investment funds controlled by Madison Dearborn Partners, Inc., which we refer to as Madison Dearborn Partners, and certain members of our past and current management. In June 1998, Hines Horticulture completed an initial public offering of 5.1 million shares of its common stock and its shares trade on the Nasdaq National Market (ticker: HORT). From 1995 to 2000, we completed eight strategic nursery acquisitions and expanded acreage at a number of other locations to expand our geographic footprint and diversify our product offerings. In March 2002, we completed the sale of Sun Gro Horticulture, which we refer to as Sun Gro, which was our peat moss and growing soil mix business, and utilized the net proceeds of the sale primarily to reduce outstanding debt. Accordingly, we no longer harvest or produce peat moss or other soil mix and focus exclusively on our nursery operations.

Our Principal Investor

Investment partnerships controlled by Madison Dearborn Partners beneficially own approximately 54.3% of the common stock of Hines Horticulture. Madison Dearborn Partners has over $7 billion under management and focuses on management buyout transactions and other private equity investments across a broad spectrum of industries.

Where You Can Find Us

Our principal offices are located at 12621 Jeffrey Road, Irvine, California 92620, and our telephone number is (949) 559-4444. Our web site is located at www.hineshorticulture.com. The information on our web site is not part of this prospectus. Hines Horticulture was incorporated in Delaware on May 1, 1998, and became the successor to the business of Hines Holdings, Inc., a Nevada corporation, as part of our reincorporation which occurred in June 1998. Hines Nurseries was incorporated in California on March 23, 1990.

The Refinancing

This offering of the original notes was part of a refinancing plan, which we refer to as the Refinancing, that extended the average life of our debt and provided for greater financial and operating flexibility.

The elements of the Refinancing (including the payment of related costs and expenses) were:

•	The Offering. Hines Nurseries issued an aggregate of $175.0 million principal amount of the original notes.

•	New Credit Facility. Hines Nurseries and its subsidiaries entered into an amended and restated $185.0 million senior credit facility secured by substantially all of our assets which we sometimes refer to as our new credit facility. The new credit facility has a term of five years and consists of a $145.0 million revolving facility, with availability subject to a borrowing base, and a $40.0 million term loan facility. $27.4 million was borrowed under the new credit facility on the closing date of the offering of the original notes in connection with the Refinancing.

•	Repayment of Borrowings Under Old Credit Facility. Hines Nurseries repaid in full all borrowings (consisting of revolving loans, term loans and accrued interest of $147.2 million) under our prior credit facility which we sometimes refer to as our old credit facility.

•	Redemption of Outstanding Notes. Hines Nurseries redeemed all of its outstanding 12.75% senior subordinated notes due 2005. These notes were called for redemption on September 30, 2003 and the redemption was completed on October 30, 2003.

For additional information concerning the Refinancing, see “Use of Proceeds,” “Capitalization” and “Description of New Credit Facility.”

The Exchange Offer

The Exchange Offer	We are offering to exchange up to $175,000,000 aggregate principal amount of our new 10.25% senior notes due October 1, 2011, or the new notes, for up to $175,000,000 aggregate principal amount of our original 10.25% senior notes due October 1, 2011, or the original notes, which are currently outstanding. Original notes may only be exchanged in $1,000 principal increments. In order to be exchanged, an original note must be properly tendered and accepted. All original notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer will be exchanged.

Resales Without Further Registration	We believe that the new notes issued pursuant to the exchange offer may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act provided that:

• you are acquiring the new notes issued in the exchange offer in the ordinary course of your business;

• you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in, the distribution of the new notes issued to you in the exchange offer in violation of the provisions of the Securities Act; and

• you are not our “affiliate,” as defined under Rule 405 of the Securities Act.

Each broker-dealer that receives new notes for its own account in exchange for original notes, where such original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. See “Plan of Distribution.”

The letter of transmittal states that, by so acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for original notes where such original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed to use our reasonable best efforts to make this prospectus, as amended or supplemented, available to any broker-dealer for a period of 90 days after the date of this prospectus for use in connection with any such resale. See “Plan of Distribution.”

Expiration Date	5:00 p.m., New York City time, on January 22, 2004 unless we extend the exchange offer.

Accrued Interest on the New Notes and Original Notes

The new notes will bear interest from September 30, 2003 or the last interest payment date on which interest was paid on the original notes surrendered in exchange therefor. Holders of original notes that are accepted for exchange will be deemed to have waived the right to receive any payment in respect of interest on such original notes accrued to the date of issuance of the new notes.

Conditions to the Exchange Offer	The exchange offer is subject to certain customary conditions which we may waive. See “The Exchange Offer—Conditions.”

Procedures for Tendering Original Notes

Each holder of original notes wishing to accept the exchange offer must complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal; or if the original notes are tendered in accordance with the book-entry procedures described in this prospectus, the tendering holder must transmit an agent’s message to the exchange agent at the address listed in this prospectus. You must mail or otherwise deliver the required documentation together with the original notes to the exchange agent.

Special Procedures for Beneficial Holders

If you beneficially own original notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your original notes in the exchange offer, you should contact such registered holder promptly and instruct them to tender on your behalf. If you wish to tender on your own behalf, you must, before completing and executing the letter of transmittal for the exchange offer and delivering your original notes, either arrange to have your original notes registered in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

Guaranteed Delivery Procedures	You must comply with the applicable guaranteed delivery procedures for tendering if you wish to tender your original notes and:

	•	your original notes are not immediately available; or

	•	time will not permit your required documents to reach the exchange agent prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer; or

	•	you cannot complete the procedures for delivery by book-entry transfer prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer.

Withdrawal Rights	You may withdraw your tender of original notes at any time prior to 5:00 p.m., New York City time, on the date the exchange offer expires.

Failure to Exchange Will Affect You Adversely

If you are eligible to participate in the exchange offer and you do not tender your original notes, you will not have further exchange or registration rights and your original notes will continue to be subject to restrictions on transfer under the Securities Act. Accordingly, the liquidity of the original notes will be adversely affected.

Material United States Federal Income Tax Consequences	The exchange of original notes for new notes pursuant to the exchange offer will not result in a taxable event. Accordingly, we believe that:

• no gain or loss will be realized by a United States holder upon receipt of a new note;

• a holder’s holding period for the new notes will include the holding period of the original notes; and

• the adjusted tax basis of the new notes will be the same as the adjusted tax basis of the original notes exchanged at the time of such exchange.

See “Certain United States Federal Tax Consequences.”

Exchange Agent	The Bank of New York is serving as exchange agent in connection with the exchange offer. Deliveries by hand, registered, certified, first class or overnight mail should be addressed to The Bank of New York, 101 Barclay Street, Suite 7E, New York, New York, 10286, Attention: Ms. Carolle Montreuil, Reorganization Unit. For information with respect to the exchange offer, contact the exchange agent at telephone number (212) 815-5920 or facsimile number (212) 298-1915.

The Bank of New York also serves as the trustee under the indenture governing the notes.

Use of Proceeds	We will not receive any proceeds from the exchange offer. See “Use of Proceeds.”

Summary of Terms of New Notes

The exchange offer constitutes an offer to exchange up to $175.0 million aggregate principal amount of the new notes for up to an equal aggregate principal amount of the original notes. The new notes will be obligations of Hines Nurseries evidencing the same indebtedness as the original notes, and will be entitled to the benefit of the same indenture. The form and terms of the new notes are substantially the same as the form and terms of the original notes except that the new notes have been registered under the Securities Act. See “Description of Notes.”

COMPARISON WITH ORIGINAL NOTES

Freely Transferable	The new notes will be freely transferable under the Securities Act by holders who are not restricted holders. Restricted holders are restricted from transferring the new notes without compliance with the registration and prospectus delivery requirements of the Securities Act.

Registration Rights	The holders of the original notes currently are entitled to certain registration rights pursuant to the Registration Rights Agreement dated as of September 30, 2003, by and among the Company and the initial purchasers named therein, including the right to cause us to register the original notes under the Securities Act if the exchange offer is not consummated prior to the date which is 180 days after the issue date of the original notes. However, pursuant to the registration rights agreement, such registration rights will expire upon consummation of the exchange offer. Accordingly, holders of original notes who do not exchange their original notes for new notes in the exchange offer will not be able to reoffer, resell or otherwise dispose of their original notes unless such original notes are subsequently registered under the Securities Act or unless an exemption from the registration requirements of the Securities Act is available.
TERMS OF NEW NOTES
Securities Offered	$175 million aggregate principal amount of 10.25% Senior Notes due 2011.

The form and terms of the new notes will be the same as the form and terms of the original notes (including interest rate, maturity and restrictive covenants) except that:

• the new notes will bear a different CUSIP number from the original notes;

• the new notes have been registered under the Securities Act and, therefore, will not bear legends restricting their transfer; and

• you will not be entitled to any exchange or registration rights with respect to the new notes.

The new notes will evidence the same debt as the original notes. They will be entitled to the benefits of the indenture governing the original notes and will be treated under the indenture as a single class with the original notes. We refer to the new notes and the original notes collectively as the notes in this prospectus.

Issuer	Hines Nurseries, Inc.

Maturity	The new notes will mature on October 1, 2011.

Interest Payment	Interest on the new notes will accrue from September 30, 2003, the issue date of the original notes, and is payable semi-annually in arrears on each April 1 and October 1, commencing April 1, 2004. The notes will bear interest at a rate of 10.25% per annum.

Guarantees	The new notes will be guaranteed by Hines Horticulture and each of its existing and future subsidiaries (other than Hines Nurseries) on a senior basis. Hines Horticulture has no material assets other than the common stock of Hines Nurseries.

Ranking	The new notes and the guarantees will be Hines Nurseries’ and the guarantors’ senior unsecured debt obligations and:

• will rank equally with all of Hines Nurseries’ and the guarantors’ existing and future senior unsecured debt;

• will be effectively subordinated to all of Hines Nurseries’ and the guarantors’ existing and future secured debt, including the new credit facility, to the extent of the value of the assets securing such debt; and

• will rank senior to Hines Nurseries’ and the guarantors’ existing and future subordinated debt.

As of September 30, 2003:

• Hines Nurseries had approximately $67.4 million of secured debt outstanding, all under the new credit facility;

• the guarantors had no secured debt outstanding other than their obligations under the new credit facility; and

• Hines Nurseries and its subsidiaries would have been able to incur approximately $43.9 million of additional secured debt under the new credit facility.

Sinking Fund	None.

Optional Redemption

Hines Nurseries may redeem some or all of the new notes on or after October 1, 2007 at the redemption prices listed under “Description of Notes—Optional Redemption.”

Prior to October 1, 2006, Hines Nurseries may redeem up to 35% of the aggregate principal amount of the new notes, at a redemption price equal to 110.25% of the principal amount plus accrued interest, with the net proceeds of certain equity offerings. See “Description of Notes—Optional Redemption.”

Change of Control	Upon certain specified change of control events, each holder of the new notes will have the right to require Hines Nurseries to repurchase such holder’s new notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of repurchase. See “Description of Notes—Change of Control.”

Restrictive Covenants	The terms of the new notes place certain limitations on the ability of Hines Horticulture and its restricted subsidiaries to, among other things:

	•	incur additional debt or issue certain preferred stock;

	•	create liens;

	•	make certain restricted payments, including certain dividends and investments;

	•	sell assets, including capital stock of subsidiaries;

	•	enter into arrangements which restrict dividends from subsidiaries;

	•	issue and sell capital stock of subsidiaries;

	•	engage in transactions with affiliates; and

	•	consolidate, merge or transfer all or substantially all of their assets.

These limitations will be subject to a number of exceptions and qualifications. See “Description of Notes—Certain Covenants.”

Absence of a Public Market for the Notes

The new notes are a new issue of securities for which there is currently no established trading market. Although the initial purchasers of the original notes have informed us that they currently intend to make a market in the new notes, they are not obligated to do so and any such market making may be discontinued at any time without notice. Accordingly, there can be no assurance as to the development or liquidity of any market for the new notes. The Company does not intend to apply for listing of the new notes on any securities exchange or for quotation through the National Association of Securities Dealers Automated Quotation System. See “Risk Factors—There will not be a public market for the notes.”

For additional information regarding the new notes, see the “Description of Notes” section of this prospectus.

Risk Factors

You should carefully consider the information under “Risk Factors” beginning on page 18 of this prospectus and all other information included in this prospectus prior to making a decision to exchange original notes for new notes.

SUMMARY CONSOLIDATED HISTORICAL FINANCIAL DATA

The summary historical financial data presented below as of the end of and for each of the years in the three-year period ended December 31, 2002 has been derived from the audited consolidated financial statements of Hines Horticulture and its subsidiaries. The consolidated financial statements as of December 31, 2002 and 2001, and of each of the years in the three-year period ended December 31, 2002, and the report thereon (which contains explanatory paragraphs related to the issues discussed in Note 1 to the consolidated financial statements regarding our sale of the assets of our wholly owned subsidiary Sun Gro Horticulture, Inc. on March 27, 2002 and our adoption of the provisions of Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” and the provisions of Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment of Disposal of Long Lived Assets”), are included elsewhere in this prospectus. The summary historical financial data as of September 30, 2003, and for the nine month periods ended September 30, 2002 and 2003, has been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, which consist only of normal recurring adjustments, necessary for a fair presentation of the financial position and the results of operations for these periods.

The following financial information is not necessarily indicative of the operating results to be expected in the future and should be read in conjunction with “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto contained elsewhere in this prospectus. The following table has been restated to reflect all of the activity of our peat moss and soil mix business as “discontinued operations” and to reclassify losses on early debt extinguishment under SFAS No. 145 previously reported as an extraordinary item to continuing operations.

	Year Ended December 31, (a)			Nine Months Ended September 30,
	2002	2001	2000	2003	2002
				(Unaudited)
					(Restated)
	(In thousands)
Statement of Operations Data:
Net sales	$336,546	$326,973	$304,202	$297,693	$295,918
Cost of goods sold	166,994	156,490	143,262	144,458	144,237

Gross profit	169,552	170,483	160,940	153,235	151,681
Operating expenses	122,338	121,975	113,198	107,123	103,296

Operating income	47,214	48,508	47,742	46,112	48,385
Other expense, primarily interest expense	33,900	38,188	29,071	29,533	27,109
Provision for income taxes	5,456	4,627	8,034	6,798	8,727

Income from continuing operations (a)	7,858	5,693	10,637	9,781	12,549
(Loss) income from discontinued operations (b)	(5,413)	(2,268)	1,801	4,013	(6,978)
Cumulative effect of change in accounting principle (c)	(55,148)	—	—	—	(55,148)

Net (loss) income	$(52,703)	$3,425	$12,438	$13,794	$(49,577)

Supplemental Data:
Depreciation and amortization	$8,565	$12,436	$10,582	$7,005	$6,515
Capital expenditures	7,209	18,178	29,686	4,173	4,533
EBITDA (d)	54,040	60,944	58,324	43,882	53,161

(a)	In 2000, we acquired Willow Creek Greenhouses, Inc. (January 14, 2000) and Lovell Farms, Inc. (March 3, 2000). The financial results include the operations of each acquisition since its respective acquisition date.
(b)	On March 27, 2002, we sold Sun Gro, our peat moss and soil mix business, for net proceeds of approximately $119 million, the majority of which was used to repay indebtedness. Our consolidated financial statements included in this prospectus reflect the financial position, results of operations and cash flows of the Sun Gro business as “discontinued operations.” For the year ended December 31, 2002, we recognized a $5.5 million loss, net of tax, from the sale and a $149,000 gain, net of tax, from the operations through the date of sale. For the years ended December 31, 2000 and 2001 the income (loss) from discontinued operations of $1.8 million and $(2.3) million, respectively, represents the net income (loss) from the operations for those periods.
(c)	The cumulative effect of change in accounting principle for the year ended December 31, 2002 of $55.1 million, net of tax, represents the goodwill impairment charge resulting from our adoption of SFAS No. 142, “Goodwill and Other Intangible Assets.”
(d)	“EBITDA” means income before interest expense, provision for income taxes and depreciation and amortization. EBITDA is not a measure of financial performance under generally accepted accounting principles, which we refer to as GAAP. EBITDA is not calculated in the same manner by all companies and accordingly is not necessarily comparable to similarly titled measures of other companies and may not be an appropriate measure for performance relative to other companies. We have presented EBITDA in this prospectus solely as supplemental disclosure because we believe it allows for a more complete analysis of our results of operations and we believe that EBITDA is useful to investors because EBITDA is commonly used to analyze companies on the basis of operating performance, leverage and liquidity. EBITDA is also used in covenants in credit facilities and high yield debt indentures to measure the borrower’s ability to incur debt and for other purposes, and may be the preferred measure for these purposes. Covenants in our new credit facility and the indenture for the notes that limit our ability to incur debt are based on EBITDA (as defined therein). EBITDA is not intended to represent, and should not be considered more meaningful than or as an alternative to, measures of operating performance as determined in accordance with GAAP. EBITDA is calculated as follows:

	Year Ended December 31,			Nine Months Ended September 30,
	2002	2001	2000	2003	2002
				(Unaudited)
					(Restated)
	(In thousands)
Net (loss) income	$(52,703)	$3,425	$12,438	$13,794	$(49,577)
Cumulative effect of change in accounting principle, net of tax	55,148	—	—	—	55,148
Loss (income) from discontinued operations, net of tax	5,413	2,268	(1,801)	(4,013)	6,978
Income tax provision	5,456	4,627	8,034	6,798	8,727
Amortization of deferred financing expenses	4,383	4,742	1,630	3,328	3,332
Interest rate swap agreement expense (income)	2,573	4,114	—	(1,496)	2,806
Interest expense	25,205	29,332	27,441	18,466	19,232
Depreciation and amortization expense	8,565	12,436	10,582	7,005	6,515

EBITDA	$54,040	$60,944	$58,324	$43,882	$53,161

RISK FACTORS

Risks Related to this Offering and Our Capital Structure

We have a substantial amount of debt outstanding, which could hurt our future prospects and prevent us from fulfilling our obligations under the notes and our other debt obligations.

We have a significant amount of debt outstanding. As of September 30, 2003, we had total consolidated long-term debt outstanding of $242.5 million. See “Capitalization.” This debt may have several important consequences for the holders of the notes. It could:

•	make it more difficult for us to satisfy our obligations, including making scheduled interest payments under the notes and our other debt obligations;

•	limit our ability to obtain additional financing;

•	increase our vulnerability to adverse general economic conditions and commercial nursery industry conditions, including changes in interest rates;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, including the notes, thereby reducing the availability of our cash flow for other purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the commercial nursery industry; and

•	place us at a competitive disadvantage compared to our competitors that have less debt.

If we incur additional debt, the risks related to our substantial amount of debt could increase.

We may be able to incur substantially more debt in the future. The indenture governing the notes and the new credit facility do not prohibit us from doing so. Our new credit facility permits additional borrowings and all of those borrowings are secured by substantially all of our assets and are effectively senior to the notes and the guarantees to the extent of the value of the collateral. If we incur new debt, the related risks that we now face could intensify.

If we are unable to generate sufficient cash, we may be unable to make payments with respect to the notes.

Our ability to make payments on the notes and our other debt will depend upon our future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, some of which are beyond our control, as well as the availability of revolving credit borrowings under our new credit facility. If we are unable to service our debt, we will be forced to take actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital. We may be unable to effect any of these remedies on satisfactory terms, or at all. If we cannot make scheduled payments on our debt, we will be in default and, as a result:

•	our debt holders could declare all outstanding principal and interest to be due and payable;

•	the lenders under our new credit facility could terminate their commitments to loan us money and commence foreclosure proceedings against the assets securing the borrowings; and

•	we could be forced into bankruptcy or liquidation.

The notes and the guarantees are unsecured and are effectively subordinated to all of our secured debt to the extent of the value of the collateral.

The notes are not secured by any of our assets. As a result, the notes are effectively subordinated in right of payment to all of our secured debt to the extent of the value of the collateral. If Hines Nurseries becomes bankrupt, insolvent or is liquidated, or if any of our secured debt is accelerated, the assets securing such debt will be available to pay obligations on the notes only after all of our secured debt has been paid in full. There may not be sufficient assets remaining to pay any or all amounts due on the notes. All borrowings under the new credit facility, including the guarantees thereof, are secured by substantially all of our assets. As of September 30, 2003, the notes and the guarantees thereof were effectively subordinated to approximately $67.4 million of secured debt (excluding unused commitments of $117.6 million under the new credit facility).

The terms of our debt may limit our ability to plan for or respond to changes in our business.

The new credit facility and the indenture governing the notes contain covenants that restrict our ability to, among other things:

•	incur additional debt or issue certain preferred stock;

•	pay dividends or distributions on, or redeem or repurchase, capital stock;

•	create liens or negative pledges with respect to our assets;

•	make investments, loans or advances;

•	make capital expenditures;

•	issue, sell or allow distributions on capital stock of specified subsidiaries;

•	enter into sale and leaseback transactions;

•	prepay or defease specified debt;

•	enter into transactions with affiliates;

•	enter into specified hedging arrangements;

•	merge, consolidate or sell our assets; or

•	engage in any business other than the commercial nursery business.

These covenants may affect our ability to operate our business, may limit our ability to take advantage of business opportunities as they arise and may adversely affect the conduct of our current business. A breach of a covenant in our debt instruments could cause acceleration of a significant portion of our outstanding indebtedness. These covenants are subject to important qualifications as described in “Description of New Credit Facility” and in “Description of Notes.”

If we default under our new credit facility, we may not be able to borrow under the new credit facility, and the lenders under the new credit facility would have the right to declare the outstanding borrowings under the new credit facility to be immediately due and payable.

If we default under the new credit facility for any reason, including failing to comply with the financial covenants prescribed by the new credit facility, our debts could become immediately payable at a time when we are unable to pay them, which could have a material adverse effect on our business. If the amounts outstanding under our new credit facility are accelerated, which causes an acceleration of amounts outstanding under the notes, we may not be able to repay such amounts or the notes.

Repayment of the principal of the notes and our other debt may require additional financing. We are not certain of the source or availability of any such financing at this time.

Our anticipated operating cash flows will not be sufficient to repay the principal of the notes and our other debt. Accordingly, in order to pay the principal of the notes and our other debt, we will be required to refinance our debt, sell our equity securities, sell our assets or take other actions. The foregoing actions may not enable us to pay the principal of the notes or such other debt or may not be permitted by the terms of our debt instruments then in effect.

We may be unable to purchase the notes following a change of control.

Under the terms of the notes, upon the occurrence of specified change of control events, we will be required to offer to repurchase all outstanding notes at 101% of the principal amount of the notes plus accrued interest. In addition, a change in control may constitute an event of default under the new credit facility and, if accelerated, we would be required to repay all outstanding borrowings under the new credit facility. We may not have sufficient funds at the time of a change of control to make the required repurchase of the notes. Our failure to make or complete an offer to repurchase the notes or to repay the debt under the new credit facility would place us in default under the indenture governing the notes.

Federal or state laws allow courts, under specific circumstances, to void debts, including guarantees, and could require holders of notes to return payments received from us and the guarantors.

If a bankruptcy proceeding or lawsuit were to be initiated by unpaid creditors, the notes and the guarantees of the notes could come under review for federal or state fraudulent transfer violations. Under federal bankruptcy law and comparable provisions of state fraudulent transfer laws, obligations under the notes or guarantees of the notes could be voided, or claims in respect of the notes or guarantees of the notes could be subordinated to all other debts of the debtor or guarantor if, among other things, the debtor or guarantor at the time it incurred the debt evidenced by such notes or guarantees:

•	received less than reasonably equivalent value or fair consideration for the incurrence of such debt or guarantee; and

•	one of the following applies:

•	it was insolvent or rendered insolvent by reason of such incurrence;

•	it was engaged in a business or transaction for which its remaining assets constituted unreasonably small capital; or

•	it intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

In addition, any payment by that debtor or guarantor under the notes or guarantees of the notes could be voided and required to be returned to the debtor or guarantor, as the case may be, or to a fund for the benefit of the creditors of the debtor or guarantor.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a debtor or guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair salable value of all of its assets;

•	the present fair salable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

There will not be a public market for the notes.

The notes are a new issue of securities for which there is currently no established market. We do not presently intend to apply for listing of the notes on any national securities exchange or on the National Association of Securities Dealers Automated Quotation System. The initial purchasers of the original notes have advised us that they presently intend to make a market in the notes. The initial purchasers are not obligated, however, to make a market in the original notes, and any such market-making may be discontinued at any time at the sole discretion of the initial purchasers and without notice. If a market for the notes were to develop, the notes could trade at prices that may be higher or lower than reflected by their initial offering price depending on many factors, including prevailing interest rates, our operating results and the market for similar securities. Historically, the market for securities such as the notes has been subject to disruptions that have caused substantial volatility in the prices of similar securities. If a market for the notes were to develop, it may be subject to similar disruptions.

Risks Related to Our Business

Our production of plants may be adversely affected by a number of agricultural factors beyond our control.

Our production of plants may be adversely affected by a number of agricultural risks, including disease, pests, freezing conditions, snow, drought or other inclement weather, and improper use of pesticides or herbicides. These factors could cause production difficulties which could damage or reduce our inventory, resulting in sales, profit and operating cash flow declines, which could be material.

Increases in water prices or insufficient availability of water could adversely affect our plant production, resulting in reduced sales and profitability.

Plant production depends upon the availability of water. Our nurseries receive their water from a variety of sources, including on-site wells, creeks, reservoirs and holding ponds, municipal water districts and irrigation water supplied to local districts by facilities owned and operated by the United States acting through the Department of Interior Bureau of Reclamation. The loss or reduction of access to water at any of our nurseries could have a material adverse effect on our business, results from operations and operating cash flows. In addition, increases in our costs for water could adversely impact our profitability and operating cash flows.

Our nursery in Arizona receives its water from on-site wells. Under Arizona’s Groundwater Management Act, these wells have been issued “grandfathered non-irrigation water” permits, which limit the amount of groundwater we can use. The availability of water depends on the groundwater aquifer, which at this time, we believe is adequate to supply our needs for this nursery as it is currently operated.

Our northern California and Oregon nurseries rely primarily on surface water supplies and, therefore, may experience fluctuations in available water supplies and serious reductions in their supplies of surface water in the event of prolonged droughts. If such reductions occur, those nurseries would have to rely on backup water supplies which are more costly than surface water supplies.

The use and price of water supplied by facilities owned and operated by the Bureau of Reclamation, including availability of subsidized water rates, is governed by federal reclamation laws and regulations. Such water is used at our Northern California nursery and is the source of a substantial majority of the water for our Oregon nursery. While we believe we are in material compliance with applicable regulations and maintain a compliance program, there can be no assurance that changes in law will not reduce availability or increase the price of reclamation water to us. Any such change could have a material adverse effect on our business, results of operations and operating cash flows.

The reclamation regulations govern who may hold an interest in irrigation lands. Under the reclamation regulations, persons having a direct or indirect beneficial economic interest in us will be treated as “indirect holders” of irrigation land owned by us in proportion to their beneficial interest in us. If any holder of our common stock (whether directly or indirectly through a broker-dealer or otherwise) is ineligible under applicable reclamation regulations to hold an indirect interest in our irrigation land, we may not be eligible to receive reclamation water on this land. Generally, the eligibility requirement of the reclamation regulations would be satisfied by a person:

•	who is a citizen of the United States or an entity established under federal or state law or a person who is a citizen of or an entity established under the laws of certain foreign countries (including Canada and Mexico and members of the Organization for Economic Cooperation and Development); and

•	whose ownership, direct and indirect, of other land which is qualified to receive water from a reclamation project, when added to such person’s attributed indirect ownership of irrigation land owned by us, does not exceed certain maximum acreage limitations (generally, 960 acres for individuals and 640 acres for entities).

While our restated certificate of incorporation contains provisions intended to prohibit ineligible holders of irrigation land from owning our common stock, such provisions may not be effective in protecting our right to continue to use reclamation water.

We face risks associated with sudden oak death.

Our California nurseries use soil media containing redwood sawdust. Redwood trees have been found susceptible to a disease called Sudden Oak Death, which we refer to as SOD, that has affected several species of trees and shrubs in California and Oregon. The U.S. Department of Agriculture and the California Department of Forest & Agriculture have enacted regulations relating to sudden oak death and, although they have not regulated soil media, they may regulate soil media in the future. Under current regulations, we are unable to ship products we grow in our Northern California facilities, Vacaville and Winters, to Canada. If these regulatory authorities enact restrictive regulations on soil media containing redwood sawdust, we may be required to modify our growing procedures and may be required to develop alternatives to the soil media we use. We may not be able to successfully develop cost effective alternatives to using Redwood sawdust in the soil media we use, or if we do develop such alternatives, implement the use of the alternatives in a manner, which does not disrupt our growing process or our sales.

SOD can infect the leaves and branches of a number of plants grown by us. Rhododendron and camellias are current plants that we grow that are on the SOD host list. If the soil media we use or a significant number of our products become infected with SOD, our products could be subject to quarantine by regulatory authorities, which would result in significant lost sales and would have a material adverse effect on our business, results from operations and operating cash flows. Additional or more stringent regulations concerning SOD could have a material adverse effect on us.

Because our business is highly seasonal, our revenues, cash flows from operations and operating results may fluctuate on a seasonal and quarterly basis.

Our business is highly seasonal. The seasonal nature of our operations results in a significant increase in our working capital during the growing and selling cycles. As a result, operating activities during the first and fourth quarters use significant amounts of cash, and in contrast, operating activities for the second and third quarters generate substantial cash as we ship inventory and collect accounts receivable. We have experienced, and expect to continue to experience, significant variability in net sales, operating cash flows and net income on a quarterly basis. The principal factor contributing to this variability is weather, particularly on weekends during the peak gardening season in the second quarter. Unfavorable weather conditions during the peak gardening season could have a material adverse effect on our net sales, cash flows from operations and operating income.

Other factors that may contribute to this variability include:

•	shifts in demand for live plant products;

•	changes in product mix, service levels and pricing by us and our competitors;

•	period-to-period changes in holidays;

•	the economic stability of our retail customers; and

•	our relationship with each of our retail customers.

Because we depend on a core group of significant customers, our sales, cash flows from operations and results of operations may be negatively affected if our key customers reduce the amount of products they purchase from us.

Our top ten customers together accounted for approximately 78% of our net sales in 2002. Our largest customer, The Home Depot, accounted for approximately 47% of our 2002 net sales. We expect that a small number of customers will continue to account for a substantial portion of our net sales for the foreseeable future. We do not have long-term contracts with any of our retail customers, and they may not continue to purchase our products.

The loss of, or a significant adverse change in, our relationship with The Home Depot or any other major customer could have a material adverse effect on us. The loss of, or a reduction in orders from, any significant retail customers, losses arising from retail customers’ disputes regarding shipments, fees, merchandise condition or related matters, or our inability to collect accounts receivable from any major retail customer could have a material adverse effect on us. In addition, revenue from customers that have accounted for significant revenue in past periods, individually or as a group, may not continue, or if continued, may not reach or exceed historical levels in any period.

Our business and operations could be adversely affected by declining sales to Kmart.

Kmart, one of our largest customers in terms of sales in 2002, filed for bankruptcy relief under Chapter 11 of the bankruptcy code in January 2002 and emerged from the Chapter 11 reorganization process in May 2003. During the year ended December 31, 2002, our net sales to Kmart were approximately $8.0 million, a decrease of $8.6 million from 2001. During the first nine months of 2003, our net sales to Kmart have been $1.9 million less than the comparable period in 2002 and we currently believe sales to Kmart during 2003 will be less than our sales to Kmart in 2002. Our results of operations and operating cash flows could be adversely impacted if we are not able to replace the sales formerly made to Kmart.

We face intense competition, and our inability to compete effectively for any reason could adversely affect our business.

Our competition varies by region, each of which is highly competitive. Although many of our largest customers are national retailers, buying decisions are generally made locally by our customers. We compete primarily on the basis of breadth of product mix, consistency of product quality, product availability, customer service and price. We generally face competition from several local companies and usually from one or two regional companies in each of our current markets. Competition in our existing markets may also increase considerably in the future. Some of our competitors may have greater market share in a particular region or market, less debt, greater pricing flexibility or superior marketing or financial resources. Increased competition could result in lower profit margins, substantial pricing pressure, reduced market share and lower operating cash flows. Price competition, together with other forms of competition, could have a material adverse effect on our business, result of operations and operating cash flows.

Our nursery facility in Irvine, California is entirely on leased land and we do not expect the leases to be extended beyond their current terms.

Our 542-acre nursery facility and headquarters in Irvine, California are entirely on leased land. We recently entered into an amended lease agreement for this facility in which 63 new acres were added and the lease expiration schedule was changed. Under the amended lease agreement, the lease on 114 acres expires on June 30, 2006, the lease on 140 acres expires on December 31, 2006, and the lease on the remaining 288 acres expires on December 31, 2010. We do not expect these leases to be extended beyond their current terms. For the 254 acres that will expire in 2006, we are developing plans to transition a majority of the production to our Allendale, California facility and the remaining production to the parcel recently added to our facility in Irvine. For the 288 acres that will expire at the end of 2010, we will be required to establish new production facilities or transition production to existing facilities. We may incur substantial costs in connection with the establishment of these new production facilities or the transition of production to existing facilities.

We may not be successful in executing our transition plan or establishing suitable replacement production facilities. If we are unsuccessful in these efforts, our net sales, cash flows and operating income could be materially adversely affected. In addition, when we vacate 254 acres in 2006, we currently estimate that we will incur approximately $300,000 of removal and remediation costs. We may incur significant expenses beyond what we have forecasted if additional remedial action is required. Significant costs in excess of our estimates could have a material adverse effect on us.

We are subject to various environmental laws and regulations that govern, and impose liability, for our activities and operations. If we do not comply with these laws and regulations, our business could be materially and adversely affected.

We are subject to federal, state and local laws and regulations that govern, and impose liability for, our activities and operations which may have adverse environmental effects, such as discharges to air and water, as well as handling and disposal practices for hazardous substances and other wastes. Some of our nursery operations are conducted near residential developments, which could increase our exposure to liability for the environmental effects of our operations. Our operations have resulted, or may result, in noncompliance with or liability for cleanup under these laws. In addition, the presence of hazardous substances on our properties, or the failure to properly remediate any resulting contamination may adversely affect our ability to sell, lease or operate our properties or to borrow using them as collateral. In some cases, our liability may not be limited to the value of the property or its improvements. We cannot assure you that these matters, or any similar matters that may arise in the future, will not have a material adverse effect on us.

Certain of our operations and activities, such as water runoff from our production facilities and the use of certain pesticides, are subject to regulation by the United States Environmental Protection Agency and similar state and local agencies. These agencies may regulate or prohibit the use of such products, procedures or operations, thereby affecting our operations and profitability. In addition, we must comply with a broad range of environmental laws and regulations. Additional or more stringent environmental laws and regulations may be enacted in the future and such changes could have a material adverse effect on us.

Changes in local zoning laws may adversely affect our business.

We are subject to local zoning laws regulating the use of our owned and leased property. Some of our facilities are located in areas experiencing rapid development and growth, which typically are characterized by changes in existing zoning. Changes in local zoning laws could require us to establish new production facilities or transition production to other facilities, which could have a material adverse effect on our cash flows and results of operations.

Compliance with, and changes to labor laws, particularly those concerning seasonal workers, could significantly increase our costs.

The production of our plants is labor intensive. We are subject to the Fair Labor Standards Act as well as various federal, state and local regulations that govern matters such as minimum wage requirements, overtime and working conditions, including, but not limited, to federal and state health and worker safety rules and regulations. A large number of our seasonal employees are paid at or slightly above the applicable minimum wage level and, accordingly, changes in minimum wage laws could materially increase our costs. Non-U.S. nationals comprise a large portion of our seasonal employee workforce and changes to U.S. immigration policies that restrict the ability of immigrant workers to obtain employment in the United States and which contribute to shortages of available seasonal labor could increase our costs. Non-compliance with applicable regulations or modifications to existing regulations may increase costs of compliance, require a termination of certain activities, result in fines or loss of a portion of our labor force or otherwise have a material adverse impact on our business and results of operations.

Our transportation costs are significant and we depend on independent contractors for trucking services to ship large quantities of our products and increases in transportation costs, changes in available trucking capacity and other changes affecting such carriers, as well as interruptions in service or work stoppages, could adversely impact our results of operations.

We rely extensively on the services of agents and independent contractors to provide trucking services to us. Transportation costs accounted for approximately 21% of our net sales in 2002. Our ability to ship our products, particularly during our peak shipping seasons, could be adversely impacted by shortages in available trucking capacity, changes by carriers and transportation companies in policies and practices, such as scheduling, pricing, payment terms and frequency of service, or increases in the cost of fuel, taxes and labor, and other factors not within our control. We compete with other companies who ship perishable goods for available trucking capacity and, accordingly, reductions in capacity or shortages of the agents and independent contractors who provide trucking services to us could potentially adversely impact our sales. Significant increases in transportation costs could have a material adverse effect on our business, particularly if we are not able to pass on such price increases to our customers in the form of higher prices for our products. Material interruptions in service or stoppages in transportation, whether caused by strike or otherwise, could adversely impact our business, results of operations, financial condition and operating cash flows.

We are currently implementing a new enterprise resource planning software program, and unexpected delays, expenses or disruptions in the implementation of such software program could disrupt our business or impair our ability to monitor our operations, resulting in a negative impact on our operations, financial condition and operating cash flows.

In two of our nurseries we have implemented a new enterprise resource planning software program which we utilize for production planning and inventory purposes. Over time, we intend to continue the implementation of this software program to our other nursery facilities. Our distribution and sales order system, however, remains on our prior computer information systems. We may experience delays, disruptions and unanticipated expenses in implementing, integrating and operating our management information and reporting systems, which could disrupt our operations or otherwise impair our ability to monitor our operations and have a negative impact on our business, results of operations, financial condition and operating cash flows.

Our research and development efforts may not be successful.

Our success is based, in part, upon our ability to discover and develop new products that customers will want. As a result, we continue to invest in research and development in order to enable us to identify and develop new products to meet consumer demands. Despite investments in this area, our research and development may not result in the discovery or successful development of new products which will be accepted by our customers.

Our current principal stockholders have significant influence over our business and could delay, deter or prevent a change of control or other business combination.

Investment partnerships controlled by Madison Dearborn Partners, Inc. beneficially own approximately 54% of the outstanding common stock of Hines Horticulture and have sufficient voting power to control, or at the least significantly influence, the election of directors and the approval of other actions requiring the approval of our shareholders. In addition, Madison Dearborn Partners has two of its designees on Hines Horticulture’s six member board of directors. The interest of Madison Dearborn Partners may conflict with your interests as a holder of the notes.

Our business will suffer if certain senior executives discontinue employment with us or if we are unable to recruit and retain highly skilled staff.

Our success is largely dependent on the skills, experience and efforts of our senior management, including Robert A. Ferguson (Acting Chief Executive Officer and President and Chief Operating Officer) and Claudia M. Pieropan (Chief Financial Officer, Secretary and Treasurer). The loss of services of one or more members of our senior management could have a material adverse effect on us. We do not maintain key-man life insurance policies on any members of management. No members of senior management are bound by non-compete agreements, and if any such members were to depart and subsequently compete with us, such competition could have a material adverse effect on us. Our business also depends on our ability to continue to recruit, train and retain skilled employees, particularly skilled growers and sales personnel. The loss of the services of any key personnel, or our inability to hire new personnel with the requisite skills, could impair our ability to develop new products or enhance existing products, sell products to our customers or manage our business effectively.

We could be required to record a material non-cash charge to income if our recorded goodwill is impaired.

On January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets.” SFAS 142 requires that goodwill and certain other intangible assets be tested for impairment at least annually or whenever evidence of potential impairment exists. Under SFAS 142, we are required to recognize an impairment charge for the write-down of our goodwill if the fair values of our net assets are less than their current recorded book values. As a result of this impairment analysis, we recorded a goodwill impairment charge effective as of January 1, 2002 of $55.1 million, net of tax. As required, we also tested goodwill for impairment as of December 31, 2002, and we determined that there was no potential impairment of goodwill as of December 31, 2002.

As of September 30, 2003, we had $43.0 million of goodwill. The market price of our common stock is considered a factor for purposes of determining whether our goodwill has been impaired. The market price for our common stock has fluctuated significantly since December 31, 2002. If our net book value exceeds our market capitalization, this could indicate a potential impairment to goodwill. Should we determine that our fair value is less than our book value, we could be required to record a non-cash impairment charge to earnings in the period in which our goodwill becomes impaired. Accordingly, a goodwill impairment charge could have a material adverse effect on our earnings and stockholders’ equity in the period in which it is taken.

Price increases of certain raw materials could adversely affect our business.

We and our competitors are vulnerable to price increases for raw materials. For 2002, raw material costs accounted for approximately 19% of net sales. We do not have long-term contracts with the majority of our raw material suppliers. Increases in the cost of raw materials essential to our operations, including seed, plastic, chemicals and fertilizer, would increase our costs of production. Significant increases in the price of petrochemicals or a scarcity of raw materials essential to plant propagation could have a material adverse effect on our business. We may not be able to pass such price increases on to our customers in the form of higher prices for our products, which could materially adversely affect our results of operations and operating cash flows.

If we are unable to protect our intellectual property rights, our business and prospects may be harmed.

Our success depends in part on proprietary techniques and plant designs. Although we attempt to protect our proprietary property and processes through a combination of patents, trade secrets and non-disclosure agreements, these may be insufficient. Litigation may be necessary to protect our intellectual property and determine the validity and scope of the proprietary rights of competitors. Intellectual property litigation could result in substantial costs and diversion of our management and other resources. If we are unable to successfully protect our intellectual property rights, our competitors could be able to market products that compete with our proprietary products without obtaining a license from us.

FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. Many statements under the captions “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus are “forward-looking statements.” These forward-looking statements include, but are not limited to, statements about our plans, objectives, future financial condition, prospects, developments, business strategies, expectations and intentions and other statements contained in the prospectus that are not historical facts. When used in this prospectus, the words “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions are generally intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those expressed or implied by these forward-looking statements. Factors you should consider that could cause these differences are:

•	general economic trends and seasonality;

•	general agricultural conditions;

•	our substantial leverage and ability to service our debt;

•	the restrictive covenants under our new credit facility;

•	our dependence on a limited number of key customers;

•	fluctuations in our operating costs, revenues and cash flows from operations;

•	competitive practices in the industry in which we compete;

•	changes in labor conditions;

•	zoning, environmental and other regulatory requirements; and

•	all the other factors described herein under “Risk Factors.”

You should not unduly rely on these forward-looking statements as they speak only as of the date of this prospectus. Except as required by law, we are not obligated to publicly release any revisions to these forward-looking statements to reflect events or circumstances occurring after the date of this prospectus or to reflect the occurrence of unanticipated events. Important factors that could cause our actual results to differ materially from our expectations are discussed elsewhere in this prospectus.

THE EXCHANGE OFFER

Terms of the Exchange Offer

Purpose of the Exchange Offer

We sold the original notes on September 30, 2003 in a transaction exempt from the registration requirements of the Securities Act. The initial purchasers of the original notes subsequently resold the original notes to qualified institutional buyers in reliance on Rule 144A under the Securities Act.

In connection with the sale of original notes to the initial purchasers pursuant to the purchase agreement, dated September 22, 2003, among the Company and the initial purchasers named therein, the holders of the original notes became entitled to the benefits of a registration rights agreement dated September 30, 2003, among the Company and the initial purchasers.

The registration rights agreement provides that:

•	We will file an exchange offer registration statement with the SEC on or prior to 60 days after September 30, 2003,

•	We will use reasonable best efforts to cause the exchange offer registration statement to be declared effective under the Securities Act of 1933 within 135 days after September 30, 2003,

•	As soon as practicable after the effectiveness of the exchange offer registration statement, we will offer the new notes in exchange for surrender of the original notes;

•	We will keep the registered exchange offer open for not less than 30 days (or longer if required by applicable law) after the date notice of the registered exchange offer is mailed to the holders of the original notes; and

•	We will utilize the services of a depositary for the registered exchange offer with an address in the Borough of Manhattan, the City of New York.

The exchange offer being made by this prospectus, if consummated within the required time periods, will satisfy our obligations under the registration rights agreement. This prospectus, together with the letter of transmittal, is being sent to all beneficial holders of original notes known to us.

Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept all original notes properly tendered and not withdrawn prior to the expiration date. We will issue $1,000 principal amount of new notes in exchange for each $1,000 principal amount of outstanding original notes accepted in the exchange offer. Holders may tender some or all of their original notes pursuant to the exchange offer.

Based on no-action letters issued by the staff of the SEC to third parties we believe that holders of the new notes issued in exchange for original notes may offer for resale, resell and otherwise transfer the new notes, other than any holder that is an affiliate of ours within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act. This is true as long as the new notes are acquired in the ordinary course of the holder’s business, the holder has no arrangement or understanding with any person to participate in the distribution of the new notes and neither the holder nor any other person is engaging in or intends to engage in a distribution of the new notes. A broker-dealer that acquired original notes directly from us cannot exchange the original notes in the exchange offer. Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the new notes cannot rely on the no-action letters of the staff of the SEC and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Each broker-dealer that receives new notes for its own account in exchange for original notes, where such original notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. See “Plan of Distribution” for additional information.

We shall be deemed to have accepted validly tendered original notes when, as and if we have given oral or written notice of the acceptance of such original notes to the exchange agent. The exchange agent will act as agent for the tendering holders of original notes for the purposes of receiving the new notes from the issuer and delivering new notes to such holders.

If any tendered original notes are not accepted for exchange because of an invalid tender or the occurrence of the conditions set forth under “Conditions” without waiver by us, certificates for any such unaccepted original notes will be returned, without expense, to the tendering holder of any such original notes as promptly as practicable after the expiration date.

Holders of original notes who tender in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of original notes, pursuant to the exchange offer. We will pay all charges and expenses, other than certain applicable taxes in connection with the exchange offer. See “—Fees and Expenses.”

Shelf Registration Statement

We have agreed to file a shelf registration statement in the event that:

•	any change in law or applicable interpretations of the staff of the SEC do not permit us to effect the registered exchange offer; or

•	we do not consummate the registered exchange offer within 180 days after September 30, 2003; or

•	any initial purchaser of the original notes requests that we file such a shelf registration with respect to original notes not eligible to be exchanged for new notes in the registered exchange offer and held by it following the consummation of the exchange offer; or

•	any holder is not eligible to participate in the exchange offer or, in the case of any holder that participates in the exchange offer, the holder does not receive freely tradable new notes in the exchange offer.

We have agreed to file a shelf registration statement with the Commission as promptly as practicable, but in no event more than 40 days after being so required, and thereafter use our reasonable best efforts to cause a shelf registration statement to become effective under the Securities Act. In addition, we agreed to use our reasonable best efforts to keep that shelf registration statement continually effective, supplemented and amended for a period of two years following the date the shelf registration statement is declared effective (or for a period of one year from the date the shelf registration statement is declared effective and such shelf registration statement is filed at the request of an initial purchaser), or such shorter period which terminates when all notes covered by that shelf registration statement have been sold under it.

Additional Interest in Certain Circumstances

If any of the following, each a “registration default,” occurs:

•	we fail to file either an exchange offer registration statement or a shelf registration statement with the SEC on or prior to the 60th day after September 30, 2003,

•	the exchange offer registration statement is not declared effective by the SEC on or prior to the 135th day after September 30, 2003 or, if obligated to file a shelf registration statement, a shelf registration statement is not declared effective by the SEC on or prior to the 135th day after September 30, 2003,

•	the exchange offer is not consummated on or before the 40th day after the exchange offer registration statement is declared effective,

•	we are obligated to file the shelf registration statement, and we file the shelf registration statement with the SEC on or prior to the 60th day after the date on which the obligation to file a shelf registration statement arises,

•	the shelf registration statement is not declared effective on or prior to the 90th day after the shelf filing date, or

•	after the exchange offer registration statement or the shelf registration statement, as the case may be, is declared effective, such registration statement thereafter ceases to be effective or usable (subject to certain exceptions) during the period specified in the registration rights agreement;

the interest rate borne by the original notes will be increased by 0.50% per annum during the 90-day period immediately following the occurrence of a registration default and will increase by 0.50% per annum from and including the 91st day after the first such registration default and each successive 91st day thereafter, unless and until all registration defaults have been cured. If the exchange offer is completed on the terms and within the period contemplated by this prospectus, no additional interest will be payable. Such interest is payable in addition to any other interest payable from time to time with respect to the original notes on each interest payment date to the holders of record for such interest payment date. After the cure of registration defaults, the accrual of liquidated damages will stop and the interest rate will revert to the original rate. In no event will the additional interest exceed in the aggregate 1.0% per annum on the principal amount of the original notes.

The summary of the provisions of the registration rights agreement contained in this prospectus does not purport to be complete. This summary is subject to and qualified in its entirety by reference to all the provisions of the registration rights agreement, a copy of which is an exhibit to the registration statement of which this prospectus is a part.

Expiration Date; Extensions; Amendment

We will keep the exchange offer open for not less than 30 days, or longer if required by applicable law, after the date notice of the exchange offer is mailed to the holders of the original notes. The term “expiration date” means the expiration date set forth on the cover page of this prospectus, unless we extend the exchange offer, in which case the term “expiration date” means the latest date to which the exchange offer is extended.

In order to extend the expiration date, we will notify the exchange agent of any extension by oral or written notice and will issue a public announcement of the extension, each prior to 5:00 p.m., New York City time, on the next business day after the previously scheduled expiration date.

We reserve the right

•	to delay accepting any original notes, to extend the exchange offer or to terminate the exchange offer and not accept original notes not previously accepted if any of the conditions set forth under “—Conditions” shall have occurred and shall not have been waived by us, if permitted to be waived by us, by giving oral or written notice of such delay, extension or termination to the exchange agent, or

•	to amend the terms of the exchange offer in any manner.

Any delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice. If the exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose such amendment in a manner reasonably calculated to inform the holders of the original notes of such amendment. Depending upon the significance of the amendment, we may extend the exchange offer if it otherwise would expire during such extension period.

Without limiting the manner in which we may choose to make a public announcement of any extension, amendment or termination of the exchange offer, we will not be obligated to publish, advertise, or otherwise communicate any such announcement, other than by making a timely release to an appropriate news agency.

Exchange Offer Procedures

To tender in the exchange offer, a holder must complete, sign and date the letter of transmittal, or a facsimile thereof, have the signatures on the letter of transmittal guaranteed if required by instruction 2 of the letter of transmittal, and mail or otherwise deliver the letter of transmittal or such facsimile or an agent’s message in connection with a book entry transfer, together with the original notes and any other required documents. To be validly tendered, such documents must reach the exchange agent before 5:00 p.m., New York City time, on the expiration date. Delivery of the original notes may be made by book-entry transfer in accordance with the procedures described below. Confirmation of such book-entry transfer must be received by the exchange agent prior to the expiration date.

The term “agent’s message” means a message, transmitted by a book-entry transfer facility to, and received by, the exchange agent, forming a part of a confirmation of a book-entry transfer, which states that such book-entry transfer facility has received an express acknowledgment from the participant in such book-entry transfer facility tendering the original notes that such participant has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce such agreement against such participant.

The tender by a holder of original notes will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

Delivery of all documents must be made to the exchange agent at its address set forth below. Holders may also request their respective brokers, dealers, commercial banks, trust companies or nominees to effect such tender for such holders.

Each broker-dealer that receives new notes for its own account in exchange for original notes, where such original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. See “Plan of Distribution.”

The method of delivery of original notes and the letter of transmittal and all other required documents to the exchange agent is at the election and risk of the holders. Instead of delivery by mail, it is recommended that holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery to the exchange agent before 5:00 p.m., New York City time, on the expiration date. No letter of transmittal or original notes should be sent to us.

Only a holder of original notes may tender original notes in the exchange offer. The term “holder” with respect to the exchange offer means any person in whose name original notes are registered on our books or any other person who has obtained a properly completed bond power from the registered holder.

Any beneficial holder whose original notes are registered in the name of its broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on its behalf. If such beneficial holder wishes to tender on its own behalf, such registered holder must, prior to completing and executing the letter of transmittal and delivering its original notes, either make appropriate arrangements to register ownership of the original notes in such holder’s name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time.

Signatures on a letter of transmittal or a notice of withdrawal, must be guaranteed by an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934, unless the original notes are tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal or

•	for the account of an eligible guarantor institution.

In the event that signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, such guarantee must be by an eligible guarantor institution.

If a letter of transmittal is signed by a person other than the registered holder of any original notes listed therein, such original notes must be endorsed or accompanied by appropriate bond powers and a proxy which authorizes such person to tender the original notes on behalf of the registered holder, in each case signed as the name of the registered holder or holders appears on the original notes.

If a letter of transmittal or any original notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by us, evidence satisfactory to us of their authority so to act must be submitted with such letter of transmittal.

All questions as to the validity, form, eligibility, including time of receipt, and withdrawal of the tendered original notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all original notes not properly tendered or any original notes our acceptance of which, in the opinion of counsel for us, would be unlawful. We also reserve the absolute right to waive any irregularities or conditions of tender as to particular original notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of original notes must be cured within such time as we shall determine. None of us, the exchange agent or any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of original notes, nor shall any of them incur any liability for failure to give such notification. Tenders of original notes will not be deemed to have been made until such irregularities have been cured or waived. Any original notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders of original notes without cost to such holder, unless otherwise provided in the relevant letter of transmittal, as soon as practicable following the expiration date.

In addition, we reserve the absolute right in our sole discretion to:

•	purchase or make offers for any original notes that remain outstanding subsequent to the expiration date or, as set forth under “—Conditions,” to terminate the exchange offer in accordance with the terms of the registration rights agreement, and

•	to the extent permitted by applicable law, purchase original notes in the open market, in privately negotiated transactions or otherwise.

The terms of any such purchases or offers may differ from the terms of the exchange offer.

By tendering, each holder will represent to us that, among other things,

•	such holder or other person is not our “affiliate,” as defined under Rule 405 of the Securities Act, or, if such holder or other person is such an affiliate, will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable,

•	the new notes acquired pursuant to the exchange offer are being obtained in the ordinary course of business of such holder or other person,

•	neither such holder or other person has any arrangement or understanding with any person to participate in the distribution of such new notes in violation of the Securities Act, and

•	if such holder is not a broker-dealer, neither such holder nor such other person is engaged in or intends to engage in a distribution of the new notes.

We understand that the exchange agent will make a request promptly after the date of this prospectus to establish accounts with respect to the original notes at The Depository Trust Company for the purpose of facilitating the exchange offer, and subject to the establishment of such accounts, any financial institution that is a participant in The Depository Trust Company’s system may make book-entry delivery of original notes by causing The Depository Trust Company to transfer such original notes into the exchange agent’s account with respect to the original notes in accordance with The Depository Trust Company’s procedures for such transfer. Although delivery of the original notes may be effected through book-entry transfer into the exchange agent’s account at The Depository Trust Company, a letter of transmittal properly completed and duly executed with any required signature guarantee, or an agent’s message in lieu of a letter of transmittal, and all other required documents must in each case be transmitted to and received or confirmed by the exchange agent at its address set forth below on or prior to the expiration date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures. Delivery of documents to The Depository Trust Company does not constitute delivery to the exchange agent.

Guaranteed Delivery Procedures

Holders who wish to tender their original notes and:

•	whose original notes are not immediately available; or

•	who cannot deliver their original notes, the letter of transmittal or any other required documents to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer; or

•	who cannot complete the procedures for delivery by book-entry transfer prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer, may effect a tender if:

•	the tender is made by or through an “eligible guarantor institution;”

•	prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer, the exchange agent receives from such “eligible guarantor institution” a properly completed and duly executed Notice of Guaranteed Delivery, by facsimile transmission, mail or hand delivery, setting forth the name and address of the holder of the original notes, the certificate number or numbers of such original notes and the principal amount of original notes tendered, stating that the tender is being made thereby, and guaranteeing that, within three business days after the expiration date, a letter of transmittal, or facsimile thereof or agent’s message in lieu of such letter of transmittal, together with the certificate(s) representing the original notes to be tendered in proper form for transfer and any other documents required by the letter of transmittal will be deposited by the eligible guarantor institution with the exchange agent; and

•	a properly completed and duly executed letter of transmittal (or facsimile thereof) together with the certificate(s) representing all tendered original notes in proper form for transfer or an agent’s message in the case of delivery by book-entry transfer and all other documents required by the letter of transmittal are received by the exchange agent within three business days after the expiration date.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, tenders of original notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

To withdraw a tender of original notes in the exchange offer, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth in this prospectus prior to 5:00 p.m., New York City time, on the expiration date. Any such notice of withdrawal must:

•	specify the name of the depositor, who is the person having deposited the original notes to be withdrawn,

•	identify the original notes to be withdrawn, including the certificate number or numbers and principal amount of such original notes or, in the case of original notes transferred by book-entry transfer, the name and number of the account at The Depository Trust Company to be credited,

•	be signed by the depositor in the same manner as the original signature on the letter of transmittal by which such original notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee with respect to the original notes register the transfer of such original notes into the name of the depositor withdrawing the tender, and

•	specify the name in which any such original notes are to be registered, if different from that of the depositor.

All questions as to the validity, form and eligibility, including time of receipt, of such withdrawal notices will be determined by us, and our determination shall be final and binding on all parties. Any original notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no new notes will be issued with respect to the original notes withdrawn unless the original notes so withdrawn are validly retendered. Any original notes which have been tendered but which are not accepted for exchange will be returned to its holder without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn original notes may be retendered by following one of the procedures described above under “—Exchange Offer Procedures” at any time prior to the expiration date.

Conditions

Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or exchange, any new notes for any original notes, and may terminate or amend the exchange offer before the expiration date, if:

•	in the opinion of our counsel, the exchange offer or any part thereof contemplated herein violates any applicable law or interpretation of the staff of the SEC;

•	any action or proceeding shall have been instituted or threatened in any court or by any governmental agency which might materially impair our ability to proceed with the exchange offer or any material adverse development shall have occurred in any such action or proceeding with respect to us;

•	any governmental approval has not been obtained, which approval we shall deem necessary for the consummation of the exchange offer as contemplated hereby;

•	any cessation of trading on any securities exchange, or any banking moratorium, shall have occurred, as a result of which we are unable to proceed with the exchange offer; or

•	a stop order shall have been issued by the SEC or any state securities authority suspending the effectiveness of the registration statement or proceedings shall have been initiated or, to our knowledge, threatened for that purpose.

If we determine in our reasonable discretion that the foregoing condition exists, we may:

•	refuse to accept any original notes and return all tendered original notes to the tendering holders,

•	extend the exchange offer and retain all original notes tendered prior to the expiration of the exchange offer, subject, however, to the rights of holders who tendered such original notes to withdraw their tendered original notes, or

•	waive such condition, if permissible, with respect to the exchange offer and accept all properly tendered original notes which have not been withdrawn. If such waiver constitutes a material change to the exchange offer, we will promptly disclose such waiver by means of a prospectus supplement that will be distributed to the holders, and we will extend the exchange offer as required by applicable law.

Exchange Agent

The Bank of New York has been appointed as exchange agent for the exchange offer. Questions and requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to The Bank of New York addressed as follows:

By Mail, Overnight Courier or Hand Delivery:

The Bank of New York

101 Barclay Street- 7E

New York, New York 10286

Attention: Ms. Carolle Montreuil

Reorganization Unit

By Facsimile:

(212) 298-1915

Attention: Ms. Carolle Montreuil

Reorganization Unit

To Confirm by Telephone or for Information:

Ms. Carolle Montreuil

Reorganization Unit

(212) 815-5920

The Bank of New York is the trustee under the indenture governing the notes.

Fees and Expenses

We will pay the expenses of soliciting original notes for exchange. The principal solicitation is being made by mail by The Bank of New York as exchange agent. However, additional solicitations may be made by telephone, facsimile or in person by our officers and regular employees and our affiliates and by persons so engaged by the exchange agent.

We will pay The Bank of New York as exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith and pay other registration expenses, including fees and expenses of the trustee under the indenture, filing fees, blue sky fees and printing and distribution expenses.

We will pay all transfer taxes, if any, applicable to the exchange of the original notes in connection with the exchange offer. If, however, certificates representing the new notes or the original notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the original notes tendered, or if tendered original notes are registered in the name of any person other than the person signing the letter of transmittal, or if a transfer tax is imposed for any reason other than the exchange of the original notes in this exchange offer, then the amount of any such transfer taxes, whether imposed on the registered holder or any other person, will be payable by the tendering holder.

Accounting Treatment

The new notes will be recorded at the same carrying value as the original notes as reflected in our accounting records on the date of exchange. Accordingly, no gain or loss for accounting purposes will be recognized by us. The expenses of the exchange offer and the unamortized expenses related to the issuance of the original notes will be amortized over the term of the new notes.

Consequences of Failure to Exchange

Holders of original notes who are eligible to participate in the exchange offer but who do not tender their original notes will not have any further registration rights, and their original notes will continue to be subject to restrictions on transfer of the original notes as described in the legend on the original notes as a consequence of the issuance of the original notes under exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the original notes may not be offered or sold, unless registered under the Securities Act, except under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

Regulatory Approvals

We do not believe that the receipt of any material federal or state regulatory approval will be necessary in connection with the exchange offer, other than the effectiveness of the exchange offer registration statement under the Securities Act.

Other

Participation in the exchange offer is voluntary and holders of original notes should carefully consider whether to accept the terms and condition of this exchange offer. Holders of the original notes are urged to consult their financial and tax advisors in making their own decisions on what action to take with respect to the exchange offer.

USE OF PROCEEDS

This exchange offer is intended to satisfy our obligations to register the new notes under the Securities Act in accordance with the registration rights agreement entered into in connection with the offering of the original notes. We will not receive any cash proceeds from the issuance of the new notes. In consideration for issuing the new notes, we will receive the outstanding original notes in like principal amount, the terms of which are identical in all material respects to the terms of the new notes, except as otherwise described herein. The original notes surrendered in exchange for the new notes will be retired and cancelled and cannot be reissued.

The gross proceeds from the sale of the original notes were $175.0 million, and together with our borrowing of $67.4 million under the new credit facility, the gross proceeds from the Refinancing were approximately $242.4 million. See “Prospectus Summary—The Refinancing.” The following table sets forth the sources and uses of funds in connection with the Refinancing.

(In millions)
Sources of Funds:
Original notes	$175.0
Term loan (1)	40.0
Revolving loans (2)	27.4

Total sources of funds	$242.4

Uses of Funds:
Repay revolving loans (3)	$47.9
Repay term loans (4)	99.3
Redeem 12.75% senior subordinated notes (5)	86.0
Transaction expenses	9.2

Total uses of funds	$242.4

(1)	The term loan under the new credit facility bears interest, at our option, at either a base rate plus an additional amount ranging from 1.25% to 2.25% or a LIBOR rate plus an additional amount ranging from 2.25% to 3.25%, in each case depending on our consolidated leverage ratio. The new credit facility has a term of five years.
(2)	Under the new credit facility, Hines Nurseries and its subsidiaries have a revolving facility of up to $145 million (subject to borrowing base limits). The revolving facility bears interest, at our option, either at a base rate plus an additional amount ranging from 0.75% to 1.75% or a LIBOR rate plus an additional amount ranging from 1.75% to 2.75%, in each case depending on our consolidated leverage ratio. Excludes letters of credit of approximately $4.5 million which would have been outstanding as of the issue date of the original notes, after giving effect to the Refinancing.
(3)	All revolving loans outstanding under the old credit facility would have matured on December 31, 2004 and bore interest, at our option, at either a base rate plus an additional amount ranging from 1.00% to 3.00% or a LIBOR rate plus an additional amount ranging from 2.00% to 4.00%, in each case depending on our consolidated leverage ratio. At September 30, 2003, the applicable interest rate for the old revolving facility was 7.00%. Hines Nurseries used the proceeds from the loans under the old revolving facility to fund capital expenditures and for working capital and general corporate purposes.
(4)	All term loans under the old credit facility would have matured on December 31, 2004, with $17.5 million of principal payments due in 2003 and $85 million of principal payments due in 2004. Term loans under the old credit facility bore interest, at our option, at either a base rate plus an additional amount ranging from 1.00% to 3.00% or a LIBOR rate plus an additional amount ranging from 2.00% to 4.00%, in each case depending on our consolidated leverage ratio and the applicable term loan. At September 30, 2003, the applicable interest rate on our $47.8 million term loan was 7.00% and the applicable interest rate on our $51.1 million tranche B term loan was 7.00%. Hines Nurseries used the proceeds from term loan borrowings to fund acquisitions and for capital expenditures.
(5)	On October 30, 2003, Hines Nurseries completed the redemption of all of its $78.0 million aggregate principal amount 12.75% senior subordinated notes due 2005 at an aggregate redemption price of $82.7 million (equal to 106% of the principal amount thereof). In addition, in connection with such redemption, Hines Nurseries paid accrued interest of approximately $3.3 million. Hines Nurseries used the net proceeds from the 12.75% senior subordinated notes to repay debt incurred in connection with the acquisition of Hines Horticulture by Madison Dearborn Capital Partners, L.P. and certain members of management.

CAPITALIZATION

The following table sets forth our cash and capitalization as of September 30, 2003.

This table should be read in conjunction with our condensed consolidated financial statements included elsewhere in this prospectus.

September 30, 2003
(Unaudited) (In millions)
Cash	$—

Long-term debt, including current portion:
New credit facility:
New revolving loans	$27.4
New term loans	40.0
Senior notes	175.0
Other debt	0.1

Total consolidated long-term debt	$242.5
Total stockholders’ equity	56.8

Total capitalization	$299.3

SELECTED FINANCIAL DATA

The selected financial data presented below as of the end of and for each of the years in the five-year period ended December 31, 2002, has been derived from the consolidated financial statements of Hines Horticulture and its subsidiaries. The consolidated financial statements as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, and the audit report thereon (which contains explanatory paragraphs related to the issues discussed in Note 1 to the consolidated financial statements regarding our sale of the assets of our wholly owned subsidiary Sun Gro Horticulture, Inc. on March 27, 2002 and our adoption of the provisions of Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” and the provisions of Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment of Disposal of Long Lived Assets”), are included elsewhere in this prospectus. The selected financial data as of September 30, 2003, and for the nine-month periods ended September 30, 2003 and 2002, has been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, which consist only of normal recurring adjustments, necessary for a fair presentation of the financial position and the results of operations for these periods. The following financial information is not necessarily indicative of the operating results to be expected in the future and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto contained elsewhere in this prospectus. The following table has been restated to reflect all of the activity of our peat moss and soil mix business as “discontinued operations” and to reclassify losses on early debt extinguishment under SFAS No. 145 previously reported as an extraordinary item to continuing operations.

Year Ended December 31, (a)	Nine Months Ended September 30,
2002	2001	2000	1999	1998	2003	2002
(Unaudited)
(Restated)
(In thousands, except ratio and share data)
Statement of Operations Data:
Net sales	$336,546	$326,973	$304,202	$199,117	$168,535	$297,693	$295,918
Cost of goods sold	166,994	156,490	143,262	93,403	78,198	144,458	144,237

Gross profit	169,552	170,483	160,940	105,714	90,337	153,235	151,681
Operating expenses	122,338	121,975	113,198	76,300	62,712	107,123	103,296

Operating income	47,214	48,508	47,742	29,414	27,625	46,112	48,385
Other expense, primarily interest expense	33,900	38,188	29,071	13,853	23,443	29,533	27,109
Provision for income taxes	5,456	4,627	8,034	6,516	1,480	6,798	8,727

Income from continuing operations (a)	7,858	5,693	10,637	9,045	2,702	9,781	12,549
(Loss) income from discontinued operations (b)	(5,413)	(2,268)	1,801	6,375	3,366	4,013	(6,978)
Cumulative effect of change in accounting principle (c)	(55,148)	—	—	—	—	—	(55,148)

Net (loss) income	$(52,703)	$3,425	$12,438	$15,420	$6,068	$13,794	$(49,577)

Earnings per share:
Income from continuing operations
Basic	$0.36	$0.26	$0.48	$0.41	$0.06	$0.44	$0.57
Diluted	$0.36	$0.26	$0.48	$0.41	$0.06	$0.44	$0.57
Net income (loss)
Basic	$(2.39)	$0.16	$0.56	$0.70	$0.32	$0.62	$(2.25)
Diluted	$(2.39)	$0.16	$0.56	$0.70	$0.32	$0.62	$(2.24)

Weighted average shares outstanding—Basic	22,072,549	22,072,549	22,072,549	22,072,549	15,106,960	22,072,549	22,072,549
Weighted average shares outstanding—Diluted	22,078,012	22,091,208	22,072,549	22,072,549	15,353,016	22,072,549	22,108,668

Summary Cash Flow Data:
Net cash provided by operating activities	$29,712	$26,551	$2,838	$14,693	$3,637	$30,042	$40,806
Net cash provided by (used in) investing activities	109,738	(28,886)	(149,761)	(46,525)	(13,946)	(3,523)	112,126
Net cash (used in) provided by financing activities	(139,450)	2,335	146,923	31,317	8,281	(26,519)	(152,932)

Supplemental Data:
Depreciation and amortization	$8,565	$12,436	$10,582	$6,709	$5,171	$7,005	$6,515
Capital expenditures	7,209	18,178	29,686	15,953	15,814	4,173	4,533
EBITDA (d)	54,040	60,944	58,324	36,123	26,363	43,882	53,161
Ratio of earnings to fixed charges (e)	1.4	x	1.3	x	1.6	x	2.0	x	1.2	x	1.7	x	1.8	x

Balance Sheet Data (at end of period):
Cash and cash equivalents	$—	$—	$—	$—	$515	$—	$—
Working capital	12,051	(41,086)	14,898	54,042	51,757	68,405	24,646
Short-term debt	90,335	143,159	97,696	43,419	32,916	31,298	69,834
Total assets	405,812	610,144	599,385	418,781	315,110	413,600	402,142
Long-term debt	164,829	209,639	251,823	149,775	126,633	211,198	171,660
Shareholders’ equity	41,802	88,745	87,407	74,750	63,322	56,812	44,788

(a)	From January 1, 1998 through March 31, 2000, we acquired: Atlantic Greenhouses, Inc. (September 9, 1999), Willow Creek Greenhouses, Inc. (January 14, 2000) and Lovell Farms, Inc. (March 3, 2000). The financial results include the operations of each acquisition since its respective acquisition date.
(b)	On March 27, 2002, we sold Sun Gro, our peat moss and soil mix business, for net proceeds of approximately $119 million, the majority of which we used to repay indebtedness. Our consolidated financial statements included in this prospectus reflect the financial position, results of operations and cash flows of the Sun Gro business as “discontinued operations.” In accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets,” we have restated our consolidated financial statements to reflect the financial position, results of operations and cash flows of the Sun Gro business as “discontinued operations.” For the year ended December 31, 2002, we recognized a $5.5 million loss, net of tax, from the sale and a $149,000 gain, net of tax, from the operations through the date of sale. For the years ended December 31, 1998, 1999, 2000 and 2001 the income (loss) from discontinued operations of $3.4 million, $6.4 million, $1.8 million and $(2.3) million, respectively, represents the income (loss) from the operations for those periods.
(c)	The cumulative effect of change in accounting principle for the year ended December 31, 2002 of $55.1 million, net of tax, represents the goodwill impairment charge resulting from our adoption of SFAS No. 142, “Goodwill and Other Tangible Assets.”
(d)	“EBITDA” means income before interest expense, provision for income taxes and depreciation and amortization. EBITDA is not a measure of financial performance under generally accepted accounting principles, which we refer to as GAAP. EBITDA is not calculated in the same manner by all companies and accordingly is not necessarily comparable to similarly titled measures of other companies and may not be an appropriate measure for performance relative to other companies. We have presented EBITDA in this prospectus solely as supplemental disclosure because we believe it allows for a more complete analysis of our results of operations and we believe that EBITDA is useful to investors because EBITDA is commonly used to analyze companies on the basis of operating performance, leverage and liquidity. EBITDA is also used in covenants in credit facilities and high yield debt indentures to measure the borrower’s ability to incur debt and for other purposes, and may be the preferred measure for these purposes. Covenants in our new credit facility and the indenture for the notes that limit our ability to incur debt are based on EBITDA (as defined therein). EBITDA is not intended to represent, and should not be considered more meaningful than or as an alternative to, measures of operating performance as determined in accordance with GAAP. EBITDA is calculated as follows:

	Year Ended December 31,					Nine Months Ended September 30,
	2002	2001	2000	1999	1998	2003	2002
						(Unaudited)
							(Restated)
	(In thousands)
Net (loss) income	$(52,703)	$3,425	$12,438	$15,420	$6,068	$13,794	$(49,577)
Cumulative effect of change in accounting principle, net of tax	55,148	—	—	—	—	—	55,148
Loss (income) from discontinued operations, net of tax	5,413	2,268	(1,801)	(6,375)	(3,366)	(4,013)	6,978
Income tax provision	5,456	4,627	8,034	6,516	1,480	6,798	8,727
Amortization of deferred financing expenses	4,383	4,742	1,630	750	816	3,328	3,332
Interest rate swap agreement expense (income)	2,573	4,114	—	—	—	(1,496)	2,806
Interest expense	25,205	29,332	27,441	13,103	16,194	18,466	19,232
Depreciation and amortization expense	8,565	12,436	10,582	6,709	5,171	7,005	6,515

EBITDA	$54,040	$60,944	$58,324	$36,123	$26,363	$43,882	$53,161

(e)	The ratio of earnings to fixed charges is unaudited for all periods presented. For the purpose of calculating the ratios of earnings to fixed charges, earnings consist of net income (loss) from continuing operations plus income taxes and fixed charges, and exclude the cumulative effect of a change in accounting principle and discontinued operations. Fixed charges consist of interest expense, amortization of debt issuance costs and the estimated portion of rental expenses deemed a reasonable approximation of the interest factor. For the years ended December 31, 2002, 2001, 2000, 1999 and 1998, earnings exceeded fixed charges by $13.3 million, $10.3 million, $18.7 million, $15.6 million and $14.2 million, respectively. For the nine months ended September 30, 2003 and 2002 earnings exceeded fixed charges by $16.6 million and $21.3 million, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and the notes thereto included elsewhere in this prospectus. The following discussion includes certain forward-looking statements. For a discussion of important factors, including the continued development of our business, actions of regulatory authorities and competitors and other factors which could cause actual results to differ materially from the results referred to in the forward-looking statements, see “Forward-Looking Statements” and “Risk Factors.”

The consolidated financial data presented below is the financial data of Hines Horticulture. Since Hines Horticulture has no material assets other than the common stock of Hines Nurseries, the consolidated financial data presented below is comparable to the financial data for Hines Nurseries.

Overview

We are the largest commercial nursery operation in the United States. Our 13 commercial nursery facilities are located in Arizona, California, Florida, Georgia, New York, Oregon, Pennsylvania, South Carolina and Texas. We produce approximately 5,500 plant varieties and we sell to more than 2,000 retail and commercial customers, who sell our products in more than 8,000 locations. Hines Horticulture currently produces and distributes horticultural products through its wholly-owned subsidiaries, Hines Nurseries and Enviro-Safe Laboratories, Inc.

Discontinued Operations

On March 27, 2002, we sold Sun Gro to a newly established Canadian income fund. We received net proceeds of approximately $125.0 million from the sale, the majority of which were used to pay down outstanding bank debt. As a result of the sale of Sun Gro, we no longer harvest, produce or sell peat moss or other growing soil mixes. Our consolidated financial statements included in this prospectus reflect the financial position, results of operations and cash flows of Sun Gro as “discontinued operations.”

United States Tax Matters

As a result of our business activities, we qualify for a special exception under the U.S. federal tax code that allows us to use the cash method of accounting for federal income tax purposes. Under the cash method, sales are included in taxable income when payments are received and expenses are deducted as they are paid. We derive significant tax benefits by being able to deduct the cost of inventory as the cost is incurred. As a result of our ability to utilize the cash method of accounting, we have historically generated net operating losses for federal income tax purposes and have not been required to pay cash income taxes. At December 31, 2002, we had $9.6 million in net operating loss carryforwards for federal income tax purposes.

Based on our current projections, we anticipate that we will incur tax liability and begin paying cash income taxes for federal purposes in 2006. We are currently paying cash income taxes for state income tax purposes in certain states due to the differing rules regarding the utilization of net operating losses.

Although the use of the cash method of accounting for federal income taxes defers the payment of federal income taxes, the deferral of such taxes produces a current liability for accounting purposes. At September 30, 2003, we had a current liability for deferred income taxes of $71.8 million. The liability is deemed current for accounting purposes because the majority of the items to which this liability relates are comprised of current assets and current liabilities in our balance sheet (such as inventory, accounts receivable and accounts payable). The classification of this liability as a current item, however, does not mean that it is required to be paid within the next twelve months.

Canadian Tax Matters

In connection with the sale of Sun Gro, the Canadian Customs & Revenue Authority (“CCRA”) required that approximately $13.1 million Canadian of the gross proceeds from the transaction be withheld in an escrow account pending the determination of whether certain aspects of the sale were taxable for Canadian purposes. The amount withheld was not included in the measurement of the loss on the sale of Sun Gro for financial statement purposes. On November 7, 2002, we filed a tax return, submitted a tax payment of $8.2 million Canadian from the escrow funds and submitted a claim for refund on the basis that the transaction is exempt from tax for Canadian purposes. The balance of the escrow funds of $4.9 million Canadian (US$3.1 million) was then remitted to us and was recorded in the fourth quarter of 2002 as an adjustment to the loss on the sale of Sun Gro. On September 30, 2003, the CCRA completed its assessment of our tax return in which it determined that the transaction was exempt from tax for Canadian purposes and issued a refund to us of all tax paid plus accrued interest. We received the refund check of $8.7 million Canadian (US $6.3 million) on October 2, 2003 and recorded it in the third quarter of 2003 as an adjustment to the loss on the sale of Sun Gro.

Seasonality

Our business is highly seasonal. The seasonal nature of our operations results in a significant increase in our working capital between the growing and selling cycles. As a result, operating activities in the first and fourth quarters use significant amounts of cash, and in contrast, operating activities in the second and third quarters generate substantial cash as we ship inventory and collect accounts receivable. We have experienced, and expect to continue to experience, significant variability in net sales, operating income and net income on a quarterly basis.

Results of Operations

Nine Month Period Ended September 30, 2003 compared to Nine Month Period Ended September 30, 2002

Net Sales. Net sales of $297.7 million for the nine months ended September 30, 2003 increased by $1.8 million, or 0.6%, from net sales of $295.9 million for the comparable period in 2002. The increase was driven primarily by strong sales of patio-ready type products due to improved market penetration in the Midwest and Northeast markets, increased sales of bedding plants in the South and expanded sales of shrubs and perennials in the Rocky Mountain and Midwest markets. These increases were somewhat offset by the soft retail environment we experienced during the first quarter of 2003 and sluggish sales during the first six months of the year in the Midwest and Northeast resulting from cold, wet weather that persisted late into spring. Sales were also down for bedding plants in Colorado and the Southwest during the period, primarily due to overcapacity in the market.

Gross Profit. Gross profit of $153.2 million for the nine months ended September 30, 2003 increased by $1.5 million, or 1.0%, from gross profit of $151.7 million for the comparable period in 2002 due mainly to higher sales as discussed above. As a percentage of net sales, gross profit increased to 51.5% from 51.3% last year because of better inventory management through our store service programs and certain changes in product mix toward higher margin items. The year-to-date increase in gross margins was moderated by the margin decrease during the third quarter discussed above.

Selling and Distribution Expenses. Selling and distribution expenses of $87.9 million for the nine months ended September 30, 2003 increased by $1.9 million, or 2.2%, from $86.0 million for the comparable period in 2002 due to higher distribution costs. As a percentage of net sales, selling and distribution expenses increased to 29.5% compared to 29.1% in 2002. This increase was driven primarily by higher fuel prices and escalating common carrier costs, particularly at the peak of our spring shipping season.

General and Administrative Expenses. General and administrative expenses of $17.6 million for the nine months ended September 30, 2003 decreased by $1.8 million, or 9.3%, from $19.4 million for the comparable period in 2002. This decrease was mainly attributable to our efforts to control costs, consolidate many of our operational activities and realign our fixed costs with anticipated slower top-line annual revenue growth.

Other Operating Expenses (Income). Other operating expenses of $1.6 million for the nine months ended September 30, 2003 primarily represents severance costs associated with both the resignation of our former

Chief Executive Officer in February of 2003 ($1.2 million) and the elimination of certain other positions during the year ($0.4 million). Other operating income of $2.1 million for the nine months ended September 30, 2002 mainly represents primarily the net gain from the sale of our property in Hillsboro, Oregon during the first quarter of 2002.

Operating Income. Operating income of $46.1 million for the nine months ended September 30, 2003 decreased by $2.3 million, or 4.8%, from $48.4 million for the comparable period in 2002. This decrease was due mainly to the change in other operating expenses and the increase in selling and distribution expenses as discussed above.

Other Expenses. Other expenses of $29.5 million for the nine months ended September 30, 2003 increased by $2.4 million, or 8.9%, from $27.1 million for the comparable period in 2002. The increase was mainly due to the $9.2 million loss on debt extinguishment during the third quarter as discussed above. This loss was somewhat offset by the impact of the fair value adjustment on our interest rate swap and lower interest expense during the nine-month period. Financing costs for the nine months ended September 30, 2003 included income of $1.5 million relating to the fair value adjustment compared with a charge of $2.8 million in 2002. Interest expense for the nine-month period decreased by $0.7 million from the comparable period in 2002.

Income Tax Benefit (Expense). Our effective income tax rate was 41.0% for each of the nine months ended September 30, 2003 and 2002.

Income from Continuing Operations. Income from continuing operations of $9.8 million for the nine months ended September 30, 2003 decreased by $2.7 million from income of $12.5 million for the comparable period in 2002. This decrease was due primarily to the change in other operating expenses, the increase in other expenses and the increase in selling and distribution expenses as discussed above

Income (Loss) from Discontinued Operations. Income from discontinued operations of $4.0 million for the nine months ended September 30, 2003, represents the after-tax portion of the $6.3 million received as a result of collecting the receivable for withheld Canadian income taxes from the Canadian government, as discussed above in the section on Canadian Tax Matters. The $6.3 million received included the collection of the $5.1 million receivable for previously withheld Canadian income taxes and $1.2 million due to the favorable exchange rate at the time the receivable was collected.

The income from discontinued operations of $4.0 million is comprised of $3.3 million for the reversal of a previously recorded deferred tax liability related to the withheld Canadian income taxes, $1.2 million of foreign exchange income due to the favorable foreign exchange rate at the time the receivable was collected and an income tax provision of $0.5 million on the foreign exchange income.

The loss from discontinued operations of $7.0 million for the nine months ended September 30, 2002 included a loss of $7.1 million, net of tax, from the sale of the Sun Gro business and a gain of $0.1 million from the operations of Sun Gro through the date of sale.

Cumulative Effect of Change in Accounting Principle. The cumulative effect of change in accounting principle of $55.1 million for the nine months ended September 30, 2002 represents the goodwill impairment charge, net of tax, resulting from our adoption of SFAS No. 142. We valued both the tangible and intangible assets and liabilities as of January 1, 2002. The difference between the implied fair value of goodwill and the book value goodwill led to a pre-tax charge of $78.8 million. A $23.6 million tax benefit was recorded in connection with the loss. The measurement of the fair value of the goodwill was based on the market capitalization of our common stock over a reasonable period of time, including a control premium. Accordingly, the primary factor contributing to the impairment charge was the overall deterioration in our stock price and our substantial leverage. There was no comparable charge during the nine months ended September 30, 2003.

Net Income (Loss). Net income increased to $13.8 million for the nine months ended September 30, 2003 compared to a net loss of $49.6 million for the comparable period in 2002. This increase was primarily due to the impact of the cumulative effect of change in accounting principle during the period ended September 30, 2002 and the difference in income from discontinued operations between the two periods as discussed above.

Year Ended December 31, 2002 compared to Year Ended December 31, 2001

Net Sales. Net sales of $336.5 million for the year ended December 31, 2002 increased $9.5 million, or 2.9%, from net sales of $327.0 million for 2001. The increase was due primarily to increased sales volume resulting from strong sales generated by our West Coast operations, successful in-store service programs in the Northeast markets and strong sales of perennials. Sales generated by our West Coast operations were strong because of product line changes, while increased sales in the Northeast were driven by the expansion of successful in-store service programs. These programs enable us to offer a broader selection of green goods and streamline ordering and in-store merchandising activities with our customers. This was somewhat offset by sluggish sales in Arizona, Texas and the Southeast, which resulted primarily from overcapacity of green goods in the market. In addition, given Kmart’s uncertain financial situation, we reduced our sales to Kmart for the year ended December 31, 2002 by approximately $8.6 million from the previous year. We believe that the trend of overcapacity in the market is likely to continue until the retail lawn and garden channels can effectively absorb the sales volume formerly serviced by Kmart.

Gross Profit. Gross profit of $169.6 million for the year ended December 31, 2002 decreased $0.9 million, or 0.5%, from $170.5 million for 2001. As a percent of net sales, gross margins decreased to 50.4% from 52.1% mainly due to the lower sales in our Southeast markets, which typically carry higher margins, and increased scrap rates primarily related to the lower Kmart sales and higher unit production costs in the nursery operations.

Selling and Distribution Expenses. Selling and distribution expenses of $99.2 million for the year ended December 31, 2002 increased $5.1 million, or 5.4%, from $94.1 million for 2001. The increase was primarily attributable to the higher sales, additional sales and merchandising personnel and higher distribution costs. Distribution costs increased by $4.4 million, or 6.7%, from 2001 due mainly to our transition to a unitized delivery mode for many of our nursery products. We anticipate that the distribution costs related to this unitized delivery mode will remain at a consistent level in future years.

General and Administrative Expenses. General and administrative expenses of $26.0 million for the year ended December 31, 2002 increased $0.6 million, or 2.4%, from $25.4 million for 2001. The change was due mainly to an increase in bad debt expense relating to the Kmart pre-Chapter 11 receivable, higher costs associated with our continued implementation of our Oracle system and severance costs associated with the elimination of certain administrative positions somewhat offset by the reduction in salary costs related to the elimination of these positions.

Other Operating Income. Other operating income of $2.8 million for the year ended December 31, 2002 increased $1.6 million, or 133.3%, from $1.2 million for 2001. The increase was primarily due to the net gain from the sale of our property in Hillsboro, Oregon and the gain on sale of fixed assets, partially offset by the write-off of software we no longer use.

Amortization of Goodwill. Goodwill amortization for the year ended December 31, 2002 of $0 decreased $3.7 million, or 100%, from $3.7 million for 2001. The decrease was entirely due to the adoption of SFAS No. 142, which discontinued the amortization of goodwill.

Operating Income. Operating income of $47.2 million for the year ended December 31, 2002 decreased $1.3 million, or 2.7%, from $48.5 million for 2001. As a percentage of net sales, operating income decreased to 14.0% from 14.8%. The decrease was due mainly to the lower gross margins and higher selling and distribution costs discussed above and was offset by our ceasing the amortization of goodwill in 2002 under the provisions of SFAS No. 142.

Other Expenses. Other expenses of $32.2 million for the year ended December 31, 2002 decreased $6.0 million, or 15.7%, from $38.2 million for 2001. The decrease was primarily attributable to lower interest expenses and a fair value charge of $2.6 million relating to our $75.0 million interest rate swap agreement as compared to a charge of $4.1 million for 2001. This adjustment results from the quarterly change in the swap’s valuation, which is based on long-term interest rate expectations. Other expenses include interest expense of $25.2 million and $29.3 million for the years ended December 31, 2002 and 2001, respectively. The decrease in interest expense in 2002 resulted from using the net proceeds from the sale of the Sun Gro business and the sale of the Oregon land to reduce debt.

Provision for Income Taxes. Our effective income tax rate was 41.0% and 44.8% for the years ended December 31, 2002 and 2001, respectively. The decline in the effective income tax rate from 2001 to 2002 was due to the adoption of SFAS No. 142, which discontinued the amortization of goodwill.

Income from Continuing Operations. Income from continuing operations of $7.9 million for the year ended December 31, 2002 increased $2.2 million, or 38.6%, from $5.7 million for 2001. The increase was mainly due to lower other expenses, the net gain from the sale of the Oregon land recorded as other operating income and our ceasing the amortization of goodwill under the provisions of SFAS No. 142 as discussed above.

(Loss) Income from Discontinued Operations. The loss from discontinued operations of $5.4 million for the year ended December 31, 2002 includes a loss of $5.5 million, net of tax, from the sale of the Sun Gro business and a gain of $0.1 million from the operations of Sun Gro through the date of sale. The loss from discontinued operations of $2.3 million for the year ended December 31, 2001 is comprised entirely of a loss from the operations of Sun Gro.

Cumulative Effect of Change in Accounting Principle. The cumulative effect of change in accounting principle of $55.1 million for the year ended December 31, 2002 represents the goodwill impairment charge, net of tax, resulting from our adoption of SFAS No. 142. We valued both the tangible and intangible assets and liabilities as of January 1, 2002. The difference between the implied fair value of goodwill and the book value goodwill led to a pre-tax charge of $78.8 million. A $23.6 million tax benefit was recorded in connection with the loss. Our measurement of the fair value of the goodwill was based on the market capitalization of our common stock over a reasonable period of time, including a control premium. Accordingly, the primary factor contributing to the impairment charge was the overall deterioration in our stock price and our substantial leverage.

Net (Loss) Income. The net loss of $52.7 million for the year ended December 31, 2002 decreased $56.1 million from net income of $3.4 million for 2001. The decrease was primarily due to the loss from discontinued operations, extraordinary item and the goodwill impairment charge discussed above.

Year Ended December 31, 2001 compared to Year Ended December 31, 2000

Net Sales. Net sales of $327.0 million for the year ended December 31, 2001 increased $22.8 million, or 7.5%, from net sales of $304.2 million for 2000. Strong sales in early 2001 were partially offset by unfavorable weather conditions in May and June of 2001 and softening economic conditions and aggressive inventory management control programs by customers.

Gross Profit. Gross profit of $170.5 million for the year ended December 31, 2001 increased $9.6 million, or 5.9%, from $160.9 million for 2000. The increase was primarily attributable to higher sales at our green goods business as discussed above. As a percent of net sales, gross margins decreased to 52.1% from 52.9% primarily due to lower margins at our color sites.

Selling and Distribution Expenses. Selling and distribution expenses of $94.1 million for the year ended December 31, 2001 increased $9.1 million, or 10.7%, from $85.0 million for 2000. The increase was due mainly to the higher sales, additional sales and merchandising personnel and higher distribution costs.

General and Administrative Expenses. General and administrative expenses of $25.4 million for the year ended December 31, 2001 increased $0.4 million, or 1.6%, from $25.0 million for 2000. The modest increase was primarily due to our efforts to control costs, improve efficiencies and consolidate many of our operational activities.

Other Operating Income. Other operating income of $1.2 million for the year ended December 31, 2001 represents the net gain from the sale of fixed assets. No such sales occurred in 2000.

Amortization of Goodwill. Goodwill amortization for the year ended December 31, 2001 of $3.7 million increased $0.6 million, or 19.4%, from $3.1 million for 2000. The increase was primarily due to the acquisitions in 2000 having an entire year of amortization expense in 2001.

Operating Income. Operating income of $48.5 million for the year ended December 31, 2001 increased $0.8 million, or 1.7%, from $47.7 million for 2000 primarily as a result of the higher sales. As a percentage of net sales, operating income decreased to 14.8% from 15.7% due primarily to a decrease in gross margins and higher total operating expenses as described above.

Other Expenses. Other expenses of $38.2 million for the year ended December 31, 2001 increased $9.1 million, or 31.3%, from $29.1 million for 2000. The increase was due to higher interest expenses, increased amortization of deferred financing expenses and a mark-to-market charge of $4.1 million relating to our $75.0 million interest rate swap agreement. This charge stems from our adoption of SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” in 2001 and results from the quarterly change in the swap’s valuation, which is based on long-term interest rate expectations. Other expenses include interest expense of $29.3 million and $27.4 million for the years ended December 31, 2001 and 2000, respectively. The increase in interest expense in 2001 resulted from increased borrowing levels due to acquisitions made in late 1999 and early 2000 and increased interest rates in 2001.

Provision for Income Taxes. Our effective income tax rate was 44.8% and 43.0% for the years ended December 31, 2001 and 2000, respectively.

Income from Continuing Operations. Income from continuing operations of $5.7 million for the year ended December 31, 2001 decreased $4.9 million, or 46.2%, from $10.6 million for 2000. The decrease was primarily attributable to the lower gross margins, the higher operating expenses and the increased other expenses described above.

(Loss) Income from Discontinued Operations. The loss from discontinued operations of $2.3 million for the year ended December 31, 2001 decreased $4.1 million from income of $1.8 million for 2000. The decrease was due mainly to a deferred income tax expense of $8.1 million related to the difference between the book and tax basis of the investment in Sun Gro-Canada by Sun Gro for the anticipated repatriation of foreign earnings in connection with the sale of Sun Gro-Canada. Management had not previously provided for deferred taxes due to their belief that the investment in Sun Gro-Canada was previously expected to be permanent in nature.

Net (Loss) Income. Net income of $3.4 million for the year ended December 31, 2001 decreased $9.0 million, or 72.6%, from $12.4 million for 2001. The decrease was primarily due to lower gross margins, higher operating expenses, increased interest expenses and the loss from discontinued operations as described above.

Liquidity and Capital Resources

Our primary sources of liquidity are funds generated by operations and borrowings under our new credit facility. The seasonal nature of our operations results in a significant fluctuation in certain components of working capital (primarily accounts receivable and inventory) during the growing and selling cycles. As a result, operating activities during the first and fourth quarters use significant amounts of cash, and in contrast, operating activities for the second and third quarters generate substantial cash as we ship inventory and collect accounts receivable.

Net cash provided by operating activities was $30.0 million for the nine months ended September 30, 2003 compared to $40.8 million for the comparable period in 2002 mainly due to larger increases in working capital during the nine months ended September 30, 2003 compared to the prior year comparable period. The increase in working capital was primarily related to a higher level of accounts receivable and a lower level of accrued interest at September 30, 2003 compared to the prior year comparable period. The increase in accounts receivable during the nine months ended September 30, 2003 stemmed primarily from increased sales during the third quarter of 2003. The lower level of accrued interest at September 30, 2003 resulted mainly from the refinancing, which required payment of all accrued interest relating to our old credit facility and the previously outstanding 12.75% senior subordinated notes. The increase in working capital was also affected to a lesser degree by an increase in prepaid expenses during the nine months ended September 30, 2003 compared to the prior year comparable period.

Net cash used in investing activities was $3.5 million for the nine months ended September 30, 2003 compared to net cash provided by investing activities of $112.1 million for the comparable period in 2002. The decrease was due mainly to the impact of certain events during the first quarter of 2002, which primarily included the proceeds received from the sale of Sun Gro and the sale of the Minter Bridge property in Oregon of $123.4 million and $3.1 million, respectively.

Our capital expenditures were $4.2 million for the nine months ended September 30, 2003 compared to capital expenditures of $4.5 million for the nine months ended September 30, 2002. The capital expenditures for the nine months ended September 30, 2003 primarily included the purchase of nursery related machinery and equipment. We currently expect that our total capital expenditures for 2003 will be approximately $7.0 million.

Net cash used in financing activities was $26.5 million for the nine months ended September 30, 2003 compared to $152.9 million for the comparable period in 2002. The improvement was primarily related to the impact of the Refinancing during the third quarter of 2003 and the impact of certain events during the first quarter of 2002. As part of the Refinancing during the third quarter of 2003, proceeds from the issuance of new debt helped to offset the repayments of existing debt, the payment of deferred financing fees and the early redemption premium on the 12.75% senior subordinated notes. The first quarter of 2002 was impacted by the use of the proceeds from the sale of Sun Gro and sale of the Oregon property to pay down existing bank debt and to pay deferred financing costs.

We typically draw down under our revolving credit facilities in the first and fourth quarters to fund our seasonal inventory buildup and seasonal operating expenses. Approximately 75% of our sales occur in the first half of the year, generally allowing us to reduce borrowings under our revolving credit facilities in the second and third quarters. On September 30, 2003, we had $27.4 million of borrowings under our new working capital revolver, resulting in unused borrowing capacity of $50.7 million after applying the borrowing base limitations to our available borrowings.

At September 30, 2003, we had total indebtedness outstanding of $242.5 million. Our net debt position (short-term and long-term debt less cash and cash equivalents on hand) at September 30, 2003 was also $242.5 million.

We do not have any off balance sheet financing or any financial arrangements with related parties, other than operating leases. The following table discloses aggregate information about our contractual obligations and commercial commitments as of September 30, 2003.

	Payments Due by Period
	(dollars in millions)
Contractual Cash Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Term loan	40.0	3.8	17.1	19.1	—
10.25% senior notes	175.0	—	—	—	175.0
Other obligations	0.1	0.1	—	—	—
Operating leases	18.1	4.2	7.2	0.4	6.3

Total	$233.2	$8.1	$24.3	$19.5	$181.3

We believe that cash generated by operations and from borrowings expected to be available under our new credit facility will be sufficient to meet our anticipated working capital, capital expenditures and debt service requirements for at least the next twelve months.

The following is a summary of certain material terms of our new credit facility and Hines Nurseries’ 10.25% senior notes due 2011.

Our New Senior Credit Facility

We entered into our amended and restated senior credit facility on September 30, 2003. Hines Nurseries and its domestic operating subsidiaries are borrowers under the new credit facility. The new credit facility consists of (i) a revolving facility with availability of up to $145 million (subject to borrowing base limits) and (ii) a term loan facility of up to $40 million. The revolving facility also permits us to obtain letters of credit up to a sub-limit. The term loan facility was drawn down in full in connection with our Refinancing. The new credit facility matures on September 30, 2008.

Guarantees; Collateral. Obligations under the new credit facility are guaranteed by us and any of our domestic subsidiaries that are not borrowers under the new credit facility. Borrowings under the Senior Credit Facility are secured by substantially all of our assets.

Restrictions; Covenants. The new credit facility places various restrictions on Hines Nurseries and its subsidiaries, including, but not limited to, limitations on their ability to incur additional debt, pay dividends or make distributions, sell assets or make investments. The Senior Credit Facility requires Hines Nurseries and its subsidiaries to meet specific covenants and financial ratios, including a minimum fixed charge coverage test, a maximum leverage test and a maximum capital expenditure test. The new credit facility contains customary representations and warranties and customary events of default and other covenants.

Interest Rate; Fees. The interest rate on the loans under the new credit facility may be, at our option, prime rate loans or LIBOR rate loans. Prime rate loans under the revolving loan facility bear interest at the prime lending rate plus an additional amount that ranges from 0.75% to 1.75%, depending on our consolidated leverage ratio. Prime rate loans under the term loan bear interest at the prime lending rate plus an additional amount that ranges from 1.25% to 2.25%, depending on our consolidated leverage ratio.

Currently, the applicable margin for prime rate loans is (i) 1.75% for the new revolving loan facility and (ii) 2.25% for the new term loan. LIBOR rate loans under the revolving loan facility bear interest at the LIBOR rate plus an additional amount that ranges from 1.75% to 2.75%, depending on our consolidated leverage ratio. LIBOR rate loans under the new term loan bear interest at the LIBOR rate plus an additional amount that ranges from 2.25% to 3.25%, depending on our consolidated leverage ratio. Currently, the applicable margin for LIBOR rate loans is (i) 2.75% for the new revolving loan facility and (ii) 3.25% for the new term loan. In addition to paying interest on outstanding principal, we are required to pay a commitment fee on the daily average unused portion of the revolving facility which will accrue from the closing date based on the utilization of the revolving facility.

Borrowing Base. Availability of borrowings under the revolving facility are subject to a borrowing base consisting of the sum of (i) 85% of eligible accounts receivable plus (ii) the lesser of (x) up to 55% of eligible inventory or (y) 85% of the appraised net orderly liquidation value of eligible inventory.

We must deliver borrowing base certificates and reports at least monthly. The borrowing base also may be subject to certain other adjustments and reserves to be determined by the agent. Eligible accounts receivable of both The Home Depot, our largest customer, and Lowe’s Companies, Inc., our second largest customer, may not exceed 30% of total eligible accounts receivable at any time.

Repayment. Under the terms of the new credit facility, no principal payments are due for the term loan in 2003. Amortization payments of $1.9 million on the term loan will be required at the end of each of our second, third and fourth fiscal quarters beginning with June 30, 2004, with the full remaining balance payable on the last installment date. Subject to certain exceptions, 100% of the net cash proceeds we receive from certain asset dispositions and issuances of debt, 50% of the net cash proceeds we receive from issuances of equity and 25% of excess cash flow (beginning in 2004) are required to be applied to repay the term loan facility and are to be applied on a pro rata basis to all remaining scheduled installments of the term loan facility.

The new credit facility may also be voluntarily prepaid at any time without premium or penalty.

For a more complete description of the terms of the new credit facility, see “Description of Credit Facility.”

Senior Notes

On September 30, 2003, Hines Nurseries issued $175.0 million of senior notes that mature on October 1, 2011. The notes bear interest at the rate of 10.25% per annum and will be payable semi-annually in arrears on each April 1 and October 1, commencing April 1, 2004.

Guarantees. Hines Horticulture and each of its domestic subsidiaries, subject to certain exceptions, has, jointly and severally, fully and unconditionally guaranteed, on a senior unsecured basis, the obligations of Hines Nurseries under the notes.

Redemption. Prior to October 1, 2006, up to 35% of the aggregate principal amount of the notes may be redeemed with the net cash proceeds from one or more public equity offerings, at our option, at a redemption price of 110.250% of the principal amount thereof plus accrued interest, if any, to the date of redemption. On or after October 1, 2007, we are entitled, at our option, to redeem all or a portion of the notes at redemption prices ranging from 100.000% to 105.125%, depending on the redemption date, plus accrued and unpaid interest.

Restrictions. The indenture pursuant to which the notes were issued imposes a number of restrictions on Hines Nurseries and our other subsidiaries. Subject to certain exceptions, we may not incur additional indebtedness, make certain restricted payments, make certain asset dispositions, incur additional liens or enter into significant transactions. A breach of a material term of the indenture or other material indebtedness that results in acceleration of the indebtedness under the notes also constitutes an event of default under our new credit facility.

Repurchase on a Change of Control. The notes contain a put option whereby the holders have the right to put the notes back to us at 101.00% of the principal amount thereof on the date of purchase plus accrued and unpaid interest if a change of control occurs.

For a more complete description of the terms of the notes, see “Description of Notes.”

Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Actual results could differ from those estimates. We believe that the following areas represent our most critical accounting policies related to actual results that may vary from those estimates.

Revenue Recognition. We record revenue, net of sales discounts and allowances, when all of the following have occurred: an agreement of sale exists, product delivery and acceptance has occurred and collection is reasonably assured.

Sales Returns and Allowances. Amounts accrued for sales returns and allowance are maintained at a level believed adequate by management to absorb probable losses in the trade receivable due to sales discounts and allowances. The provision rate is established by management using the following criteria: past sales returns experience, current economic conditions and other relevant factors. The rate is re-evaluated on a quarterly basis. Provisions for sales discounts and allowances charged against income increase the allowance. We record revenue, net of sales discounts and allowances, when the risk of ownership is transferred to the customer. Allowances are provided at the time revenue is recognized in accordance with SFAS No. 48, “Revenue Recognition When Right of Return Exists.”

Allowance for Doubtful Accounts. The allowance for bad debts is maintained at a level believed by management to adequately reflect the probable losses in the trade receivable due to customer defaults, insolvencies or bankruptcies. The provision is established by management using the following criteria: customer credit history, customer current credit rating and other relevant factors. The provision is re-evaluated on a quarterly basis. Provisions to bad debt expense charged against income increase the allowance. All recoveries on trade receivables previously charged off are credited to the accounts receivable recovery account charged against income, while direct charge-offs of trade receivables are deducted from the allowance.

Accounting for Goodwill Impairment. On January 1, 2002, we adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” In accordance with this standard, goodwill has been classified as indefinite-lived assets no longer subject to amortization. Indefinite-lived assets are subject to impairment testing upon adoption of SFAS No. 142 and at least annually thereafter. In accordance with SFAS No. 142, this involves a two step process. First, we must determine if the carrying amount of equity exceeds the fair value based upon the quoted market price of our common stock. If we determine that goodwill may be impaired, we compare the “implied fair value” of the goodwill, as defined by SFAS No. 142, to its carrying amount to determine the impairment loss, if any. The initial impairment analysis was completed in the fourth quarter of 2002. We recorded a non-cash charge of $55.1 million, net of tax, to reduce the carrying value of our goodwill. We have recognized this impairment charge as a cumulative effect of change in accounting principle.

Accrued Liabilities. The accrued liabilities include amounts accrued for expected claims costs relating to our insurance programs for workers compensation and auto liability. We have large deductibles for these lines of insurance, which means we must pay the portion of each claim that falls below the deductible amount. Our expected claims costs are based on an actuarial analysis that considers our current payroll and automobile profile, recent claims history, insurance industry loss development factors and the deductible amounts. We accrue our expected claims costs for each year on a ratable monthly basis with a corresponding charge against income. Management reviews the adequacy of the accruals at the end of each quarter. The accruals for the expected costs relating to our insurance programs for workers compensation and auto liability are maintained at levels believed by our management to adequately reflect our probable claims obligations.

Accounting Pronouncements Adopted

In August 2001, FASB issued SFAS No. 143 “Accounting for Asset Retirement Obligations” (“SFAS No. 143”). SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It would be effective for us beginning with its 2003 financial statements. The adoption of SFAS No. 143 on January 1, 2003 did not have an impact on our financial position, results of operations or cash flows.

In April 2002, the FASB issued SFAS No. 145 “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections” (“SFAS No. 145”). SFAS No. 145 addresses financial accounting and reporting for the extinguishments of debt, leases and intangible assets of motor carriers. We adopted SFAS No. 145 on January 1, 2003 and reclassified the loss on debt extinguishment previously reported as an extraordinary item as of March 31, 2002 of $1,026, net of a $713 tax benefit, to continuing operations.

In June 2002, the FASB issued SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”). SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity, including Certain Costs Incurred in a Restructuring.” The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of FAS 146 on January 1, 2003 did not have an impact on our financial position, results of operations or cash flows.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based-Compensation-Transition and Disclosure-an Amendment of FASB Statement No. 123.” SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The annual disclosure requirements of SFAS No. 123 are effective for us as of December 31, 2002 and the interim disclosure requirements will be effective during the first quarter of fiscal year 2003. As permitted under both SFAS No. 123 and SFAS No. 148, we continue to follow the intrinsic value method of accounting under Accounting Principles Board No. 25 “Accounting for Stock Issued to Employees.” We have included the disclosure requirements of SFAS No. 148 in the notes to the consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities” (“SFAS No. 149”). The statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. This statement amends SFAS 133 for decisions made as part of the Derivatives Implementation Group process that effectively required amendments to SFAS 133, in connection with other Board projects dealing with financial instruments and in connection with implementation issues raised in relation to the application of the definition of a derivative. The adoption of SFAS No. 149 on July 1, 2003 did not have a material impact on our financial position, results of operations or cash flows.

In May 2003 the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS No. 150”). This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement applies specifically to a number of financial instruments that companies have historically presented within their financial statements either as equity or between the liabilities section and the equity section, rather than as liabilities. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 on July 1, 2003 did not have a material impact on our financial position, results of operations or cash flows.

New Accounting Pronouncements

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51,” FIN 46 requires exiting unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. Variable interest entities that effectively disperse risk will not be consolidated unless a single party holds an interest or combination of interests that effectively recombines risks that were previously dispersed. FIN 46 also requires enhanced disclosure requirements related to variable interest entities. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after December 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The adoption of FIN 46 is not expected to have a material effect on the Company’s financial conditions, results of operations or cash flows.

Effects of Inflation

Management believes our results of operations have not been materially impacted by inflation over the past three years.

Quantitative and Qualitative Disclosures About Market Risk

As part of our ongoing business, we are exposed to certain market risks, including fluctuations in interest rates, foreign exchange rates, commodity prices and Hines Horticulture’s common stock price. We do not enter into transactions designed to mitigate market risks for trading or speculative purposes.

We have various debt instruments outstanding at September 30, 2003 that are impacted by changes in interest rates. As a means of managing our interest rate risk on variable-rate debt, we entered into the interest rate swap agreement described below to effectively convert certain variable rate debt obligations to fixed rate obligations.

In May 2000, we entered into an interest rate swap agreement to hedge $75.0 million of debt. The interest rate swap agreement effectively changes our exposure on the variable-rate interest payments to fixed-rate interest payments (7.13%) based on the 3-month LIBOR rate in effect at the beginning of each quarterly period. The estimated fair value of our obligation under the interest rate swap agreement was $6.5 million at September 30, 2003. The interest rate swap agreement remains outstanding and matures in February 2005.

We also manage our interest rate risk by balancing the amount of our fixed and variable long-term debt. For fixed-rate debt, interest rate changes affect the fair market value of such debt but do not impact earnings or cash flows. Conversely, for variable-rate debt, interest rate changes generally do not affect the fair market value of such debt but do impact future earnings and cash flows, assuming other factors are held constant. At September 30, 2003 the carrying amount and estimated fair value of our long-term debt was $215.1 million and $224.7 million, respectively. Given the current balance of our fixed rate and variable rate debt, we estimate a change in interest costs of approximately $0.1 million for every one-percentage point change in applicable interest rates. Without considering the fixed interest rate provided by our swap agreement, which expires at the end of February of 2005, we estimate a change in interest costs of approximately $0.8 million for every one-percentage point change in applicable interest rates.

BUSINESS

Overview

We are the largest commercial nursery operation in the United States, serving over 2,000 retail and commercial customers, who sell our products in more than 8,000 locations. We believe our product breadth, scale and distribution capabilities make us the only national supplier able to service the large home centers and mass merchants, as well as the independent premium garden centers throughout the United States. Our 13 commercial nurseries are strategically located in diverse geographic regions throughout the United States, and total more than 5,000 acres that produce ornamental shrubs, color plants and container grown plants. We produce approximately 5,500 plant varieties, which we believe to be more than two times the number of varieties offered by our closest national competitor. We believe the breadth and quality of our product offerings, such as our patio-ready type products which we market under the names Patio TropicsTM and Festival PotTM, assist our largest customers in their objective to become destination garden centers.

Our largest customers are leading home centers and mass merchants such as The Home Depot, Lowe’s, Wal-Mart and Target. We focus on serving these large retailers by providing one of the broadest assortments of high-quality products in our industry through a multi-point sales and service program. Our national scale and infrastructure enable us to meet demanding delivery schedules, fulfill large volume requirements with fresh, high-quality products and provide a variety of value-added services. With a core sales force of more than 300 professionals, and more than 700 professionals during our peak selling season, we work closely with our customers to develop merchandising strategies, inventory management and marketing support. We believe the combination of our extensive product offering, high-quality, innovative plant products and our strong focus on value-added customer services is increasingly important to leading home centers and mass merchants.

We continuously develop new product programs, packaging presentations and plant varieties. Our innovative product offerings help our customers improve their sales and profitability as they are better able to differentiate themselves from their competition. To meet the desire of the premium independent garden centers for new and unique, retail-ready products, we have a research and development team that propagates and commercially introduces new plant varieties. Such new plants typically command higher prices and profit margins than more traditional commodity-like products. Since 1998, we have commercially introduced more than 250 new plant varieties, enhancing our reputation as a product innovator in our industry. We have patents on 45 of our plant products and we have applied for patents on an additional 13 plant products.

Industry

Gardening is one of the most popular leisure activities in the United States. According to the National Gardening Association’s 2002 National Gardening Survey, approximately 79% of U.S. households participate in one or more types of indoor and outdoor lawn and garden activities, spending a total of $39.6 billion in 2002 at the retail level. Over the past five years, U.S. household participation in lawn and garden activities has ranged from 67 million households in 1998 to 85 million households in 2001 and 2002. Since 1997, the number of U.S. households participating in lawn and garden activities has increased at a compound annual growth rate of 5%. Average annual spending on lawn and garden activities by participating households was $466 in 2002 and has increased at a compound annual growth rate of 4% from 1997 to 2002.

Nursery products such as outdoor plants, trees and shrubs were purchased by 67% of U.S. households in 2002. According to the USDA, the floriculture and nursery crop segment had estimated wholesale sales of approximately $13.8 billion in 2002. Factors contributing to the growth in our industry include, among other things, a variety of demographic and social trends, including an aging population, the expansion of large retailers which continue to enlarge their home and garden categories, increased home ownership and the expanding popularity of gardening activities.

Source: March/April 2003 Nursery Retailer Magazine

Our Competitive Strengths

We are the largest commercial nursery operation in the United States. Our national scale, leading product offering, value added services and consistent high-quality products enable us to be a key strategic supplier to the top industry retailers. The following competitive advantages have helped us establish our leading market position:

Leading Supplier in Industry. We are the only national supplier that serves both the large home centers and mass merchants, as well as the independent premium garden centers throughout the United States. Our large scale and national footprint provide us with several advantages, such as:

•	delivering large quantities of high-quality live plants across the continental United States;

•	providing rapid delivery and inventory replenishment, in many cases within 24 hours; and

•	developing and supplying products for national marketing programs for our top customers.

We have served many of our top national customers for over a decade and we typically are a leading or strategic supplier to these customers. For example, over the past 15 years we have worked closely with The Home Depot as a strategic supplier to help increase their live plant sales and profitability. The Home Depot is the leading lawn and garden retailer in the United States and we are The Home Depot’s largest plant supplier.

National Coverage with Regional Diversity. Our 13 commercial nurseries are strategically located in Arizona, California, Florida, Georgia, New York, Oregon, Pennsylvania, South Carolina and Texas, and provide us with several advantages, which include:

•	reducing our susceptibility to adverse regional weather and market conditions;

•	allowing us to deliver products to cold weather regions earlier in the spring season before similar nursery products may be available from local nurseries; and

•	enabling us to timely distribute our products to our national customers.

Largest Product Offering in Industry. With approximately 5,500 plant varieties, we have the largest product offering in the industry, which we believe to be more than twice the number offered by our closest national competitor. Additionally, we believe we have the largest pipeline of new plant varieties selected from around the world from which we typically introduce approximately 35 to 50 new products annually. Our large new product pipeline represents a considerable competitive advantage as we are able to offer and test-market more items than our competitors. New products typically command higher unit prices and yield better margins for us and our customers. We utilize our extensive product varieties to help our customers optimize their product mix and merchandising strategy which we believe significantly differentiates us from our competitors.

Value-Added Services. Through our sales force of more than 300 professionals, we provide a variety of value-added services that help our customers improve their sales and profitability. Our in-store service program helps customers improve sales through improved inventory management, product displays, promotional planning and plant maintenance. Active inventory management with fast store delivery times help drive sales growth and margins for us and our customers. In many areas, we are able to provide our customers with fresh, high-quality, retail-ready products with same or next-day delivery.

Advanced Propagation and Production Techniques. Over our 83-year history, we have developed propagation facilities and techniques enabling us to consistently provide high quality starter plants for our production. Many of our managers have Ph.D.s or other advanced degrees in horticulture or agriculture sciences, while others have extensive related technical backgrounds. Their extensive knowledge and experience help us to consistently produce high quality plants, adopt advanced production techniques and propagate new plant varieties. It can take several years to develop a new product on a large commercial scale to which our propagation methods are well suited. We believe the large investment and infrastructure required to support and create a national operation such as ours, coupled with the extensive horticultural knowledge and experience of our operations personnel, represents a significant barrier to entry.

Experienced Management and Operation Managers. Our team of executive and operation managers have an average of more than 23 years of industry experience and an average of more than 17 years with our company. In addition, each operation manager has profit and loss responsibilities for the nurseries such manager oversees and has incentives that align his or her compensation with the cash flow of the business.

Our Business Strategy

In the late 1990s, we grew our business through a series of strategic acquisitions and facility expansions. Those strategic investments filled out our national footprint, allowing us to better serve our top national customers and strengthen these key relationships. Today, we are focused on growing our business with existing customers, optimizing our product mix and fully integrating our acquired operations. We expect to achieve these goals through the implementation of the following strategy:

Grow Sales and Profits with Existing Customers. Through close coordination with our customers, we seek to improve their sales and profitability by stocking fresh products with innovative packaging to improve inventory turns and reduce their spoilage rates. We believe that our selling approach will allow us to grow with our existing customers and gain market share.

•	Top National Customers. We plan to strengthen our longstanding relationships with our largest customers by developing merchandising and marketing programs that seek to improve their store level sales and profitability. Our scale and multi-level sales strategy permit us to develop these programs at a regional level that is aligned with our customers’ national strategies. We believe these services position us to capitalize on the increasing trend of many top retailers to reduce the number of their suppliers.

•	Independent Garden Centers. With over 5,500 plant product offerings, we are an important supplier to independent garden centers who tend to serve the more discerning gardening consumers. We also offer premium independent garden centers custom labeling and packaging to enhance their marketing efforts. Our sales force works closely with our independent garden center clients to deliver these tailored products and services, reinforcing our long-term commitment to this market channel.

Optimize Our Product Mix

•	Continue Shifting Product Mix Towards Higher Value Products. We believe that our ability to shift sales from commodity-like products to unique and newly packaged items represents a significant long-term opportunity for us. We frequently introduce higher-margin items which tend to be oriented toward impulse purchasing because of their unique coloration, attractive packaging and a high level of retail readiness. Our broad product offering allows us to selectively suggest new high margin product offerings to our customers to replace slower moving more commodity-like items currently on their shelves.

•	Continue to Develop New Products. An important element of our product mix strategy is to develop and commercially introduce new products through the cultivation and development of new plant forms and improved plant varieties. Unique varieties that vary in coloration, size at maturity or hardiness in drought or cold conditions command higher prices, provide higher unit margins and enhance our reputation as a product innovator. We believe we are one of the few wholesale nurseries that are able to propagate large quantities of new products that are desired by home centers, mass merchants and premium independent garden centers.

Pursue Operating Efficiencies

•	Continue to Fully Integrate Strategic Acquisitions. From 1995 to 2000, we made eight strategic nursery acquisitions, some which have yet to be fully integrated. These acquisitions provide an opportunity to implement our best practice standards, streamline operating processes and improve product quality. We have also recently taken steps to simplify our organizational structure to reduce costs and improve performance accountability.

•	Optimize our Labor Resources. We seek to reduce our labor costs through investments in mechanized pruning and planting machines, integrated irrigation and fertilization systems and water recycling systems. Labor represents the largest percentage of our costs of goods sold, and we expect these investments to result in improved margins.

Our History

James W. Hines Sr. founded Hines Horticulture in 1920 in San Gabriel, California. Hines Horticulture was a family owned business until its acquisition by the Weyerhaeuser Company in 1976. Hines Horticulture was sold in 1990 to a private investment group and certain members of its management. In August 1995, Hines Horticulture was acquired by Madison Dearborn Capital Partners, a private equity investment firm and certain members of its management. On June 22, 1998, Hines Horticulture completed an initial public offering of 5.1 million shares of its common stock.

Acquisitions

We have completed a number of strategic nursery acquisitions since 1995 to expand and diversify our operations, which complement our existing operations and enhance our current product offerings. The following table sets forth information with respect to these acquisitions:

Date	Acquired Company	Purchase Price	Location	Principal Products
March 2000	Lovell Farms	$100.0 million	Florida and Georgia	Color bedding plants

January 2000	Willow Creek	$20.5 million	Arizona	Color bedding plants

September 1999	Atlantic	$30.1 million	New York and Pennsylvania	Flowering potted plants and color bedding plants
December 1997	Bryfogle’s	$19.0 million	Pennsylvania	Color bedding plants

October 1997	Pacific Color	$1.7 million	California	Color bedding plants

November 1996	Flynn	$11.7 million	California	Ornamental plants and flowering color plants
August 1996	Iverson	$10.3 million	South Carolina	Perennial flowers and plants
January 1995	OGP	$17.6 million	Oregon	Ornamental, cold-tolerant plants and flowering color plants

We have not completed any acquisitions since March 2000.

Sale of Sun Gro

On March 27, 2002, we sold Sun Gro to a newly-established Canadian income fund. We received net proceeds of approximately $125.0 million from the sale, the majority of which were used to reduce outstanding bank debt. As a result of the sale of Sun Gro, we no longer harvest, produce or sell peat moss or other growing soil mixes.

Our Products

We produce and market approximately 5,500 varieties of ornamental shrubs, color plants and container grown plants, primarily for outdoor use, most of which are sold under our Hines Nurseries™ and Iverson™ trade names. Most of our product varieties fall into the following categories:

Product Category	Representative Products	Typical Growing Times

Evergreens

• Broadleafs	azalea, boxwood, camellia, euonymous, holly	12-18 months

• Conifers	pines, spruce, junipers	18-24 months

Deciduous Plants	barberry, dogwood, forsythia, spirea	12-18 months

Flowering Color Plants

• Perennials	daylilies, clematis, ornamental grasses	4-10 months

• Annual bedding plants	marigolds and petunias	2-4 months

• Tropical flowering Plants	bougainvillea, hibiscus	6-12 months

• Holiday plants	Easter lily, poinsettia	3-6 months

Other	ferns, trees, trellises, bonsais, specialty and topiary plants	6-36 months

Evergreen broadleaf plants and conifers retain their foliage throughout the year and thrive in most climates. Deciduous plants generate and lose their foliage each year, and are grown primarily in less temperate regions of the country. Flowering color plants vary widely by species, with most species growing optimally in moderate and warmer climates found in the spring and summer growing season in much of the country. Specialty and topiary plants are primarily evergreen plants that are trained and pruned into unique or unusual shapes and forms.

Our revenues fall into the following variety categories for the years ended December 31:

Product Category	2000	2001	2002
Evergreens
Broadleafs	19%	20%	21%
Conifers	7	6	7
Deciduous plants	6	7	7
Flowering color plants	67	66	59
Other	1	1	6

	100%	100%	100%

Our new product development team travels the United States and the rest of the world locating new plants for us to test grow at our Irvine and Vacaville, California and Houston, Texas nursery facilities. The new product development team also works with our internal facilities to develop new products. Since 1998, we have commercially introduced more than 250 new plant varieties to our product line. During the past years, we have aggressively expanded our offering of flowering color plants. We have also developed patio-ready type products, which we market under the names of Patio TropicsTM and Festival PotTM. These products generally command premium prices and improved profit margins compared with other plants that we offer.

Our Customers

Our retail customers include home centers, mass merchandisers, independent garden centers and garden center chains. The following table sets forth a selected list of customers for each major category of our retail customers.

Home Centers	Mass Merchandisers	Independent Garden Centers/Chains
The Home Depot, Inc.	Wal-mart Stores, Inc.	Waterloo Gardens, Inc.	Frank’s Nursery and Crafts, Inc.

Lowe’s Companies, Inc.	Target Corporation	Linder’s Greenhouses & Garden Centers	Earl May Seed & Nursery L.C.

	Meijer Stores Limited Partnership	Summerwinds Garden Centers, Inc.	Armstrong Garden Centers

The following table sets forth the estimated percentage of our net sales by customer type for the period indicated:

	Years Ended December 31,
	2000	2001	2002
Home centers	44%	58%	64%
Mass merchandisers	33	21	17
Independent garden centers	12	11	10
Garden center chains	6	5	5
Re-wholesalers	4	4	3
Landscapers and others	1	1	1

Total	100%	100%	100%

Our top ten customers accounted for approximately 78%, 74% and 70% of our net sales in 2002, 2001 and 2000, respectively. Our largest customer, The Home Depot, accounted for approximately 47%, 44% and 41% of our net sales in 2002, 2001 and 2000, respectively. Lowe’s represented 12%, 9% and 9% of our net sales in 2002, 2001 and 2000, respectively.

We believe sales to home centers and mass merchandisers have increased significantly during the past several years as a result of the rapid growth of this channel of distribution. We believe our scale permits us to develop merchandising and marketing programs at a regional level that are coordinated with our customers’ national strategies, facilitating a coordinated implementation of such programs to the individual store level. Through close coordination with our customers, we seek to create value by stocking fresh products, increasing their inventory turns and reducing their spoilage rates.

Sales and Services

As of September 30, 2003, we employed more than 300 direct sales consultants, key account managers, market area managers and merchandisers. In addition, we employed more than 100 additional seasonal merchandisers at September 30, 2003. Most of our facilities have separate sales forces, which include a sales manager, in-house customer service representatives, direct sales consultants and various support personnel. We coordinate our larger accounts, such as The Home Depot and Lowe’s, through “National Account Teams” which are typically serviced by multiple nurseries, through teams consisting of members of our senior management and representatives from each nursery location. These teams develop coordinated sales and service strategies, which are implemented by regional and local sales personnel who work with customers’ regional, district and store level buying agents to address local demand for specific products. We also market our products through trade shows, direct mail promotions, print advertising in trade journals and catalogs.

We offer a variety of value-added services to our customers, such as customized labeling, bar coding, electronic data interchange and in-store sales and merchandising support. These services enable us to partner with certain customers, assist in inventory planning and management, and enhance category profitability. We believe that a well-maintained product display increases sales volume and encourages impulse buying by retail consumers. The average shelf life for many of our products is less than two weeks following delivery. Live plant products are unlikely to sell if they are not fresh and displayed properly. Our merchandisers and sales consultants typically provide merchandising services to their stores, which may include:

•	design and layout of the garden shop area;

•	design and construction of display tables and end caps;

•	creation of point-of-purchase signs;

•	implementation of promotional and marketing programs;

•	maintenance of clean and fresh product displays;

•	reordering and restocking merchandise;

•	maintenance of prominent floor space; and

•	assisting consumers with product and planting information.

In addition to providing merchandising services at the store level, we play a role in assisting retail customers with their sales and inventory planning. Typically, our senior sales executives will meet periodically with the retail customer’s senior representative to plan sales of our products based on that retail customer’s anticipated store growth and general product needs. In addition, our sales executives meet frequently with regional and corporate buyers to more specifically plan seasonal product needs and sales forecasts and to incorporate our promotional events and pricing strategies into their plans.

Our Operations

We have made significant investments in developing and refining our operating processes for application across our decentralized operations. Decisions regarding scheduling of production, new product development, marketing, cost management, expansion planning, hiring and purchasing are made by the management of each individual nursery. We believe that decentralization provides the managers of our individual nursery facilities with the flexibility needed to effectively manage our regionally diverse operations. Our senior management team is responsible for strategic planning, including financing, and provides financial and information systems support and management training to the nurseries.

Production

Our plants (other than annual bedding plants) are produced by propagating young starter plants called “liners” using cuttings from mature plants. Using propagation techniques for each specific crop with respect to soil mix, hormonal stimulation and growing conditions, these cuttings are cultivated into viable liners and are then typically transplanted into one gallon containers. These plants are placed in the nursery for six to 24 months until they reach certain specified sizes and levels of maturity, according to market demand, and are sold at different price points depending on their size or level of maturity. During the field growing stages, plants are typically pruned by mechanized pruning machines that are designed for specific plant categories and watered and fertilized by integrated irrigation and fertilization systems, which are closely monitored and regulated to ensure consistency and quality. Our water and fertilizer recycling systems are designed to minimize the costs of these elements and maximize water conservation. Each of our facilities has infrastructure and procedures in place to protect its growing stock from most frost, snow and freezing conditions typically prevailing at these facilities.

To produce annual bedding plants, our nurseries either buy and germinate seeds to produce small plants, called “plugs”, or purchase plugs from specialized plug producers. The plugs are then transplanted to bedding packs, gallon containers, hanging baskets and containers of various sizes. The growth cycle of color plants is typically less than one year, with many color plants having a growing season as short as eight to 16 weeks, allowing certain of our nurseries to produce approximately three to four inventory turns per year. As with ornamental plants, we apply controlled watering and fertilizing in order to ensure high quality.

Distribution

We distribute our products directly from our nursery sites to our retail customers primarily through common carriers and through our fleet of approximately 220 trucks, 50 of which are owned and the balance of which are leased. Distribution costs accounted for approximately 21% of our net sales in 2002. We believe that common carriers are available to accommodate seasonal delivery peaks.

We use a variety of product shipping techniques, such as specialized shelving, protective racks and special loading techniques. We believe these specialized shipping techniques enable us to improve timeliness and efficiency and reduce travel damage, thereby expanding the geographic coverage of each nursery. Nursery products are distributed nationwide, except color plants, which are typically distributed within a 300-mile radius of each nursery.

Suppliers

Raw materials costs are composed primarily of green goods, starter materials, containers and soil mix. Our principal suppliers include Productivity California for containers and Ball Seed Co., Inc. for starter materials. The cost of raw materials accounts for approximately 19% of our net sales. Due to our large purchasing volume, we generally receive purchasing discounts from many of our suppliers. We believe that alternative sources of supply are readily available.

Our Properties and Facilities

We operate 13 nursery facilities in eight states. We grow products from most of our product categories at several of our nurseries. However, we emphasize certain product categories at particular nurseries depending on the growing climate conducive to a particular product and on regional customer needs. The moderate climates of Oregon and Northern California enable us to produce a wide variety of evergreen and deciduous plants year-round for national and cold climate regional distribution. The warm and sunny climate of Southern California allows us to produce a broad assortment of plants from all of our product categories year-round. These nurseries specialize in annual and other flowering color and tropical plants. Products from our West Coast nurseries are grown to be “retail-ready” for spring shipments into less-temperate climates nationwide, generally well in advance of comparable product availability from local nurseries in those markets. Our South Carolina nursery specializes in perennial production and uses a similar “early season, retail ready” strategy to grow its products for the Midwestern and Northeastern markets. Our Texas nursery produces a broad range of products for our customers in Texas and the Southeast. Our Pennsylvania and San Joaquin Valley, California nurseries are primarily regional in focus and specialize in producing annual bedding and holiday plants for local distribution. Our nursery located in Florida and Georgia produces color bedding plants for our customers in the Southeast. Our New York nurseries specialize in flowering potted plants, color bedding plants and holiday plants for local distribution in the Northeast. Our Arizona nursery specializes in color bedding plants for customers in the Southwest.

At September 30, 2003, we owned approximately 4,360 acres related to our nursery facilities. In addition, we lease approximately 1,160 acres related to our nursery facilities (including leases from Blooming Farm, Inc., an affiliated entity). Approximately 4,000 of these acres were usable for production, with approximately 2,500 acres currently in production. We believe that our owned and leased facilities are sufficient to meet our operating requirements for the foreseeable future. Our current facilities are identified in the table below:

Location	Description	Status	Remaining Lease Term
Blairsville, Georgia	43 acre nursery	Owned	—
Chino Valley, Arizona	59 acre nursery	Owned	—
Dannville, Pennsylvania	154 acre nursery	Leased	1 to 19 years (a)
Fallbrook, California	261 acre nursery	Owned/leased	5 years (b)
Forest Grove, Oregon	1,081 acre nursery	Owned/leased	less than 1 to 5 years (c)
Fulshear, Texas	450 acre nursery	Owned	—
Irvine, California	542 acre nursery and headquarters	Leased	3 to 7.5 years (d)
Miami, Florida	334 acre nursery	Owned	—
Newark, New York	37 acre nursery	Owned	—
Northern California	1,389 acre nursery	Owned (e)	—
Pipersville, Pennsylvania	60 acre nursery	Owned/leased	91.5 years (f)
San Joaquin Valley, California	57 acre nursery	Owned/leased	8.5 years (g)
Trenton, South Carolina	1,001 acre nursery	Owned/leased	3 years (h)
Utica, New York	65 acre nursery	Owned	—

(a)	60 acres are year-to-year, 13 acres expire in 2009, 43 acres expire in 2021 and 38 acres expire in 2022.
(b)	We own 248 acres and lease 13 acres at this nursery.
(c)	We own 721 acres and lease 360 acres at this nursery. 345 acres expire May 2008 and 15 acres expire November 2003.
(d)	114 acres expire June 2006 and 140 acres expire December 2006. The lease for the remaining acreage does not expire until December 2010.
(e)	The Northern California nursery consists of sites in Allendale, Vacaville and Winters, California.
(f)	We own 31 acres and lease 29 acres at this nursery.

(g)	The San Joaquin Valley nursery consists of sites in Chowchilla and Madera, California. We own 48 acres and lease 9 acres at this nursery.
(h)	We own 941 acres and lease 60 acres at this nursery.

In May 2003, we amended the lease for our 479-acre Irvine, California nursery headquarters. Under the amendment, we agreed to vacate 254 acres covered by the lease in 2006 in exchange for an extension of the term of the lease on 170 acres that was set to expire in September 2003 to December 2010 and the lease of an additional 63 acres contiguous to our existing facility from July 2003 to December 2010. Our landlord also agreed to assist with the costs of developing the new acreage and transition costs of up to $4 million, which include payments of $2 million and percentage rent credits of up to $2 million. The landlord also agreed to assist us with our objective of trying to secure beyond 2010 an acceptable nursery property relatively near our current location in Irvine, California, although we cannot be sure that we will accomplish this objective.

In April 2003, we entered into an option agreement to sell our 168-acre nursery property in Vacaville, California. We entered into the option agreement because the nursery property is located in an area which the city of Vacaville is planning to develop as a residential project. Under the agreement, we granted the buyer an option to purchase the nursery property in April 2005. The buyer can maintain the option by making payments totaling $751,000 during the option term. The option exercise price is $15.1 million. If the buyer exercises the option, we will be allowed to transition off of the property in three phases from 2005 to 2007. We plan on developing replacement acreage and infrastructure at our 842-acre Winters South facility in Northern California.

Research and Development; Patents and Trademarks

Our research and development efforts focus on international and domestic sourcing and internal propagation of unique specialty plant varieties, which are marketed under trade names and patented when possible. Differences among plant varieties may include coloration, size at maturity or hardiness in drought or cold conditions. These varieties often command higher prices, provide higher unit margins and enhance our reputation as a product innovator. Our research and development has resulted in the introduction of more than 250 new products since the beginning of 1998, including 25 patented varieties. Our expenses associated with research and development are not material and are recorded in selling and distribution expenses.

We have registered numerous trademarks, service marks and logos used in our business. In addition, we have developed and continue to develop specialty plants for which we hold patents registered with the U.S. Patent and Trademark Office. We have patents on 45 of our plant products and we have applied for patents on an additional 13 plant products. We do not believe that the loss of any particular patent would have a material adverse effect on us.

Competition

The nursery product industry is highly fragmented and competition among nursery products producers is based principally on the breadth of product offering, consistent product quality and availability, customer service and price. According to the USDA, there were over 10,200 growers of floriculture crops in the United States in 2002. We believe we are one of only two growers able to serve every major regional market in the United States, with our only national competitor being Monrovia Nursery Company. In each of our markets, we compete with regional growers such as Color Spot in the West, Clinton Nurseries in the Northeast, Zelenka Nurseries in the Midwest, Green leaf Nurseries in the South and many other smaller regional and local growers. Imported products represent approximately 3% of total U.S. nursery crop consumption, and the importation of live plant products is limited in part due to USDA regulations.

Seasonality

Our business is highly seasonal in nature, with most of our sales typically occurring in the first half of the year. In particular, our sales are strongest in the second quarter, which corresponds to the spring gardening season. In 2002, approximately 75% of net sales and approximately 109% of operating profits occurred in the first half of the year, with approximately 54% of net sales and approximately 87% of operating profits occurring in the second quarter of 2002. The table below sets forth our quarterly net sales, as a percentage of total year net sales, for the periods indicated.

	Years Ended December 31,
	2000	2001	2002
First Quarter	18%	21%	21%
Second Quarter	54	53	54
Third Quarter	14	13	13
Fourth Quarter	14	13	12

	100%	100%	100%

Government Regulation

We are subject to certain United States federal, state and local health, safety and environmental laws and regulations regarding the production, storage and transportation of certain products and the disposal of our wastes. The Environmental Protection Agency and similar state and local agencies regulate our operations and activities, including, but not limited to, water runoff and the use of certain pesticides in our nursery operations. In the ordinary course of business, we use substances that are regulated or may be hazardous under environmental laws. We do not anticipate that future expenditures for compliance with such environmental laws and regulations will have a material adverse effect on our financial position or results of operations. We cannot give any assurance, however, that compliance with such laws and regulations, or compliance with other environmental laws and regulations that may be enacted in the future, will not have an adverse effect on our financial position, results of operations or cash flows from operations.

We obtain certain irrigation water supplied to local water districts from facilities owned and operated by the United States acting through the Department of Interior Bureau of Reclamation, which we refer to as reclamation water. Federal reclamation laws and regulations govern the use and price of reclamation water, including availability of subsidized water rates. We utilize reclamation water as one of the water supplies for our Northern California and Oregon facilities. We believe that our nursery operations are in compliance with applicable regulations and we maintain a continuous compliance program; however, changes in law may reduce availability of, or increase the price of, reclamation water to us.

Employees

As of September 30, 2003, we employed approximately 3,000 persons on a permanent basis. During our peak selling season, which runs from February through June, we expand our workforce with seasonal employees. At the peak of the 2003 selling season, we employed approximately an additional 1,900 seasonal employees. All of our employees are non-union, and we believe that our labor relations are good.

Legal Proceedings

From time to time, we are involved in various disputes and litigation matters, which arise in the ordinary course of business. The litigation process is inherently uncertain and it is possible that the resolution of these disputes and lawsuits may adversely affect our financial position. We believe, however, that the ultimate resolution of such matters will not have a material adverse impact on our consolidated financial position, results of operations or cash flows.

In connection with our acquisition of Lovell Farms, Inc., we agreed, subject to various provisions in the purchase agreement, to make earn-out payments to the sellers of up to approximately $5.0 million for fiscal 2001 if the purchased operations achieved certain performance thresholds. Although we determined that the thresholds were not met and no earn-out payment was required, the sellers of Lovell are disputing our determination and have initiated arbitration proceedings against us. The sellers also contend that the amount of the earn-out at issue is $7.5 million. As of the date hereof, the two sides have mutually selected an arbitrator, discovery is proceeding and hearing dates for resolution of the arbitration have been set in March 2004. We intend to vigorously contest this matter and believe we have meritorious defenses to the sellers’ claims. However, in the event of an adverse determination, we could be required to pay all or a portion of the disputed earn-out payment plus other fees and expenses. The amount of such earn-out payment would become part of the purchase price for the assets associated with the acquisition and would be accounted for as goodwill, subject to the impairment testing discussed in “New Accounting Pronouncements” under Note 1 to our consolidated financial statements.

MANAGEMENT

The following table sets forth information with respect to the directors, executive officers and other key personnel of Hines Horticulture and Hines Nurseries. Executive officers are generally appointed annually by the boards of directors to serve, subject to the discretion of the boards of directors, until their successors are appointed.

Name	Age	Position
Douglas D. Allen	61	Chairman of the Board of Directors of Hines Horticulture and Hines Nurseries

Robert A. Ferguson	46	Acting Chief Executive Officer and President and Chief Operating Officer of Hines Horticulture and Hines Nurseries

Claudia M. Pieropan	48	Chief Financial Officer, Secretary and Treasurer of Hines Horticulture and Hines Nurseries

Stan R. Fallis	62	Director of Hines Horticulture

G. Ronald Morris	67	Director of Hines Horticulture

Thomas R. Reusche	48	Director of Hines Horticulture and Hines Nurseries

James R. Tennant	50	Director of Hines Horticulture

Paul R. Wood	49	Director of Hines Horticulture and Hines Nurseries

Douglas D. Allen. Mr. Allen has served as a director of Hines Horticulture since June 1998. Mr. Allen has served as Chairman of the Board of Hines Horticulture since February 2003, a position he previously held from June 1998 until June 2000. Mr. Allen was Chairman Emeritus of Hines Horticulture from June 2000 to February 2003. Mr. Allen has also served as Chairman of the Board of Hines Nurseries since February 2003, a position he previously held from August 1995 to June 2000, and has been a director of Hines Nurseries since 1990. Mr. Allen served as Vice-President of Hines Nurseries from August of 1995 through June 1998 and President of Hines Nurseries from 1984 to August 1995. Previously, Mr. Allen held positions within Weyerhaeuser’s Paper Division as a General Manager from 1975 to 1984 and as a Sales Manager from 1971 to 1975. Mr. Allen serves on the board of directors of several private companies.

Robert A. Ferguson. Mr. Ferguson has served as Acting Chief Executive Officer and President and Chief Operating Officer of Hines Horticulture and Hines Nurseries since August 2003. He served as Chief Operating Officer and Acting President of Hines Horticulture and Hines Nurseries from February 2003 to August 2003. Mr. Ferguson served as President of the Nursery Division for Hines Nurseries from June 2000 to February 2003. He served as Vice President of the Hines Nurseries’ Southern Region from January 1999 to June 2000. From January 1990 to January 1999, Mr. Ferguson was the General Manager of our Houston site. Prior to that, Mr. Ferguson served with us in various production and sales management positions since 1983.

Claudia M. Pieropan. Ms. Pieropan has served as Chief Financial Officer of Hines Horticulture and Hines Nurseries since January 1996 and as Secretary and Treasurer of Hines Horticulture and Hines Nurseries since June 1998. Previously, Ms. Pieropan served as the Vice President of Finance and Administration of Sun Gro Horticulture Canada Limited, a soil mix company, from October 1991 until December 1995. Prior to that time, Ms. Pieropan practiced as an accountant with PricewaterhouseCoopers LLP in Montreal, Toronto and Vancouver, Canada from 1977 to 1991.

Stan R. Fallis. Mr. Fallis has served as a director of Hines Horticulture since September 2001. Mr. Fallis is currently retired and previously served as the Chairman and Chief Executive Officer of EVEREN Clearing Corporation from 1994 to 1999, which provided all securities clearing and trade processing operations for its parent, EVEREN Securities, Inc. a major independently owned broker dealer firm, which was listed on the New York Stock Exchange. Mr. Fallis has also served as Senior Executive Vice President and Chief Financial Officer of Kemper Securities Group from 1990 through 1994.

G. Ronald Morris. Mr. Morris has served as a director of Hines Horticulture since March 2001. Mr. Morris is currently serving as a director of NN, Inc., which is an independent manufacturer and supplier of high quality, precision steel balls and rollers to both domestic and international anti-friction bearing manufacturers. Mr. Morris retired in 1999 and previously served as President and Chief Executive Officer of Western Industries, Inc. from 1991 through 1999.

Thomas R. Reusche. Mr. Reusche has served as a director of Hines Horticulture and Hines Nurseries since August 1995. Mr. Reusche was Secretary and Treasurer of Hines Horticulture from August 1995 until June 1998 and an Assistant Secretary of Hines Horticulture from June 1998 to June 2000. Mr. Reusche also served as a Vice President and Assistant Secretary of Hines Nurseries from August 1995 to June 2000. Mr. Reusche retired from Madison Dearborn Partners but will remain on the Boards of Hines Horticulture and Hines Nurseries and Stericycle, Inc., another portfolio company of Madison Dearborn Capital Partners. Since its formation in January 1993, Mr. Reusche has served as a principal of Madison Dearborn Capital Partners, L.P., Hines Horticulture’s largest stockholder, and as a Vice President or as a Managing Director of Madison Dearborn Partners, Inc., its indirect general partner. Prior to that time, Mr. Reusche was a senior investment manager at First Chicago Venture Capital, which comprised the private equity investment activities of First Chicago Corporation, the holding company parent of First National Bank of Chicago. Mr. Reusche serves on the board of directors of a number of private companies.

James R. Tennant. Mr. Tennant has served as a director of Hines Horticulture since October 1998. Mr. Tennant has been Chairman and Chief Executive Officer of Home Products International since 1994. Home Products International is a manufacturer and full-service marketer of quality consumer houseware products.

Paul R. Wood. Mr. Wood has served as a director of Hines Horticulture since August 1995. Mr. Wood was also Chairman of the Board and President of Hines Horticulture from September 1995 until June 1998 and an Assistant Secretary of Hines Horticulture from June 1998 to June 2000. Mr. Wood has served as a director of Hines Nurseries since August 1995 and as a Vice President and Assistant Secretary of Hines Nurseries from August 1995 to June 2000. Since its formation in 1993, Mr. Wood has served as a principal of Madison Dearborn Capital Partners, L.P. and was a Vice President or as a Managing Director of Madison Dearborn Partners, Inc. Prior to that time, Mr. Wood served as Vice President of First Chicago Venture Capital. Mr. Wood serves on the board of directors of OSI, Inc., Capital Source, Inc., and a number of private companies.

Compensation Committee

Our compensation committee currently consists of G. Ronald Morris, Stan R. Fallis, Thomas R. Reusche and James R. Tennant. The compensation committee makes recommendations to our board of directors regarding the following matters:

•	salaries and incentive compensation for our executive employees; and

•	the administration of our bonus and incentive plans.

Compensation Committee Interlocks and Insider Participation

The compensation committee is currently comprised of Messrs Morris, Fallis, Reusche and Tennant, all of whom are directors of Hines Horticulture. Mr. Reusche previously served as our Secretary and Treasurer from August 1995 until June 1998 and is a retired managing partner of Madison Dearborn Partners, Inc.

Director Compensation

Our inside directors and those directors affiliated with Madison Dearborn Capital Partners do not receive any compensation for their services as directors. Hines’ independent outside directors receive an annual retainer of $20,000, $1,000 for each Board meeting attended in person, $500 for each telephonic board meeting and $500 for each additional committee meeting they attend. All directors are reimbursed for all travel-related expenses incurred in connection with their activities as directors. Under our incentive plan, the amount of options, if any, granted to directors and the terms and provisions of any options granted to directors are in the discretion of our compensation committee. No options were granted to any director during 2002.

Executive Compensation

The following table sets forth information for the fiscal year ended December 31, 2002 concerning compensation paid to our chief executive officer and the our other executive officers during 2002.

Summary Compensation Table

		Annual Compensation		Long-term Compensation Awards
Name and Principal Position	Year	Salary ($)	Bonus ($) (1)	Securities Underlying Options/SARS (#) (2)	All Other Compensation (3)
Stephen P. Thigpen (4) Former Chief Executive Officer, Chairman of the Board	2002 2001 2000	$525,000 525,000 475,000	$347,336 395,663 474,422	— — 240,000	$15,988 6,808 3,728

Douglas D. Allen Chairman	2002 2001 2000	$120,000 120,000 120,000	— — 392,000	— — —	$2,866 2,392 2,111

Robert A. Ferguson Chief Operating Officer	2002 2001 2000	$230,000 230,000 200,000	$275,780 273,570 120,000	— — 40,000	$12,173 4,338 2,294

Claudia M. Pieropan Chief Financial Officer, Secretary and Treasurer	2002 2001 2000	$195,000 195,000 184,532	$446,568 160,000 125,381	— — 30,000	$10,666 4,365 2,210

(1)	Represents annual incentive compensation payments made under or compensation plans paid during the calendar year indicated. In the case of Ms. Pieropan, $325,000 of the reported bonus for 2002 represents incentive compensation paid as a result of the successful completion of the sale of our growing media business in March 2002.
(2)	Reflects options granted pursuant to our 1998 Stock Plan.
(3)	For the 2002 fiscal year, the amounts disclosed in this column include the dollar value of premiums paid by us with respect to health insurance for Messrs. Thigpen, Allen and Ferguson and for Ms. Pieropan in the amounts of $4,988, $2,866, $3,374 and $2,867, respectively. The amounts disclosed in this column in excess of such premiums represent contributions by us for the benefit of the executive to our 401(k) plan.
(4)	Mr. Thigpen resigned in February 2003 and the amounts disclosed do not include the $1.0 million lump sum severance payment to him in the first quarter of 2003.

Stock Options

On June 22, 1998, our board adopted the 1998 Long-Term Equity Incentive Plan, which we refer to as the 1998 Stock Plan. The 1998 Stock Plan provides for grants of stock options, stock appreciation rights, restricted stock, performance awards and any combination of the foregoing to certain of our and our subsidiaries’ directors, officers and employees. The purpose of the 1998 Stock Plan is to provide such individuals with incentives to maximize shareholder value and otherwise contribute to our success and to enable us to attract, retain and reward the best available persons for positions of substantial responsibility. The options are granted at the fair market value of the shares underlying the options at the date of grant, and generally become exercisable over a four-year period and expire in ten years.

On June 1, 2000, our board adopted and approved to increase the number of shares of common stock available for issuance under the 1998 Stock Plan by 1.0 million shares. At September 30, 2003, the Company had reserved 1.0 million shares of its common stock for issuance upon exercise of options granted or to be granted under this plan.

On July 9, 2002, we offered to exchange all outstanding stock options held by certain employees under the 1998 Stock Plan for new stock options to be granted under the 1998 Stock Plan upon the terms and subject to the conditions described in the offer to exchange. If an employee elected to participate in the exchange, they were required to tender for exchange all of the stock options they held in exchange for a certain number of new stock options. The offer to exchange expired on August 14, 2002 and all stock options properly tendered before the expiration of the offer to exchange were accepted and cancelled on August 15, 2002. A total of 1.8 million stock options were tendered by employees and cancelled pursuant to the terms of the offer to exchange.

On February 18, 2003, we granted new stock options to those employees who participated in the exchange program. The exercise price of the new stock options is $5.50 per share which was above the $2.30 closing price of Hines Horticulture’s common stock as reported on the Nasdaq Stock Market on such day. A total of 0.8 million new options were granted pursuant to this exchange program. There was no additional compensation expense associated with the exchange program.

No options were granted by us to any of the executive officers named in the Summary Compensation Table above and no stock options were exercised by such individuals during the last fiscal year. As a result of our offer to exchange stock options held by certain employees which expired in August 2002, none of the executive officers named in the Summary Compensation Table held any options as of December 31, 2002. Pursuant to such offer to exchange options, new stock options were granted to Mr. Ferguson and Ms. Pieropan in February 2003 to purchase 100,000 shares each.

Employment Agreements

We have employment/severance agreements with each of Mr. Ferguson and Ms. Pieropan. The agreements provide that the executives shall devote full time attention, skill and ability to discharge the duties assigned to them, and to use their best efforts to promote and protect our interests. The agreements are terminable by each of the respective parties thereto at any time, for any reason and with or without cause, upon thirty days’ advance written notice. The agreements also provide, among other things, for an annual base salary, an annual cash bonus in an amount determined by our board and certain other benefits. If any such executive’s employment is terminated for any reason, other than for cause, death or the executive’s voluntary “at-will” termination, the executive will receive an amount equal to their annual base salary multiplied by 200 percent, plus a pro rata share of their bonus for the fiscal year in which such termination occurs.

We also have entered into an employment agreement with Mr. Allen. The employment agreement for Mr. Allen provides solely for an annual base salary of $120,000 and coverage under the Company’s health insurance plan. The employment agreement makes no provision for any annual bonus or termination benefits.

In February 2003, our Board accepted the resignation of Mr. Thigpen as our then Chairman and Chief Executive Officer. Prior to his resignation, Mr. Thigpen’s employment agreement provided for his annual salary and other benefits, including a severance payment payable to Mr. Thigpen under certain circumstances. Pursuant to his employment agreement with us, we paid Mr. Thigpen in connection with his resignation a severance payment of $1 million, or approximately two times his annual base salary.

CERTAIN RELATIONSHIPS

AND RELATED PARTY TRANSACTIONS

Madison Dearborn Capital Partners, our principal shareholder, provided a guarantee for the extension of our $30.0 million seasonal revolving loan commitment effective February 1, 2002 under our old credit facility with a third party lender. On November 28, 2000, in exchange for Madison Dearborn Capital Partners’ original guarantee of our seasonal revolver, we issued a warrant to Madison Dearborn Capital Partners to purchase 440,000 shares of common stock at an exercise price of $3.50 per share. The warrant is exercisable at any time prior to December 31, 2005.

In 1995, we sold 290 acres of our Forest Grove, Oregon nursery facility property to Blooming Farm, Inc., a corporation owned by Madison Dearborn Capital Partners and by Mr. Ferguson, our Acting Chief Executive Officer and President and Chief Operating Officer, Ms. Pieropan, our Chief Financial Officer, Secretary and Treasurer, Stephen Thigpen, our former Chief Executive Officer, and other members of our current and former management. As payment in full for the 290 acres, Blooming Farm issued a five-year interest-only promissory note to us in the amount of $826,865 secured by a deed of trust on the land. In 1996 we sold an additional 53 acres to Blooming Farm. As payment in full for the 53 acres, Blooming Farm issued a five-year interest-only promissory note to us in the amount of $151,050 secured by a deed of trust on the 53 acres. The land was sold to Blooming Farm to avoid exceeding a limit on the amount of land for which we are able to receive federal reclamation water under applicable federal reclamation water law. Blooming Farm is obligated to make interest payments of $67,476 per year on the principal balances of the notes. The principal balances of the notes were originally due on August 4, 2000 and June 21, 2001, respectively, and, in connection with the offering of the original notes, the maturity dates of the notes were formally extended to May 31, 2008. The purpose of the extensions was to ratify the intention of the parties at the time the parties entered into the leases and the notes. We lease all such 343 acres from Blooming Farm pursuant to a lease which expires on May 31, 2008 and under which we are obligated to make annual lease payments of $68,600. Pursuant to such lease, we have an option to purchase the land and rights of first refusal.

We are a party to a registration rights agreement whereby Madison Dearborn Capital Partners has the right, subject to certain restrictions, to cause us to register shares of our common stock for sale under the Securities Act. Pursuant to the agreement, we are required to pay the registration expenses associated with such registrations.

Pursuant to a stockholders agreement, we have the option to repurchase shares of Hines Horticulture common stock owned by Mr. Ferguson and Ms. Pieropan in the event of termination for fraud and Madison Dearborn Capital Partners, Mr. Ferguson, Ms. Pieropan and certain of our former executives have the right to participate in certain registrations of securities by Hines Horticulture.

PRINCIPAL STOCKHOLDERS

Hines Horticulture owns all of the common stock of Hines Nurseries. The following table sets forth information regarding beneficial ownership of Hines Horticulture’s common stock as of September 30, 2003 for (i) each executive officer of Hines Horticulture and Hines Nurseries, (ii) each director of Hines Horticulture and Hines Nurseries, (iii) all of the executive officers and directors of Hines Horticulture and Hines Nurseries as a group, and (iv) each person who beneficially owns 5% or more of the outstanding shares of common stock of Hines Horticulture.

The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. All persons listed have sole voting and investment power with respect to their shares unless otherwise indicated.

	Amount and Nature of Beneficial Ownership
	Number of Shares Beneficially Owned	Right to Acquire(1)	Percent of Outstanding Shares(2)
Executive Officers and Directors:
Douglas D. Allen	195,714	—	*
Stan R. Fallis	15,000	24,086	*
Robert A. Ferguson	193,252	96,839	1.3%
Claudia M. Pieropan	65,632	96,148	*
G. Ronald Morris	12,000	23,162	*
Thomas R. Reusche (3)	11,785,628	440,000	54.3%
James R. Tennant	7,000	21,000	*
Paul R. Wood (3)	11,785,628	440,000	54.3%
All Executive Officers and Directors as a Group (8 persons)	12,274,226	701,235	57.0%
5% Stockholders:
Madison Dearborn Partners (4) Three First National Plaza, Suite 3800 Chicago, Illinois 60602	11,785,628	440,000	54.3%
California State Teachers’ Retirement System (5) 7667 Folsom Avenue Sacramento, California 95826	2,520,598	—	11.4%
Abbott Capital 1330 Investors I, LP (6) c/o Abbott Capital Management 1211 Avenue of the Americas, Suite 4300 New York, New York 10036	1,314,115	—	6.0%

*	Less than 1%.
(1)	Represents: (i) the shares that can be acquired through the exercise of stock options acquired pursuant to Hines Horticulture’s Amended and Restated 1998 Long-Term Equity Incentive Plan and which are exercisable within 60 days of September 30, 2003 and (ii) warrants to acquire 440,000 shares issued to Madison Dearborn Capital Partners on November 28, 2000.
(2)	Based on 22,072,549 shares of Common Stock outstanding as of September 30, 2003. Shares subject to options/warrants exercisable within 60 days of September 30, 2003 are considered for the purpose of determining the percent of the class held by the holder of such options or warrants, but not for the purpose of computing the percentage held by others.

(3)	All of such shares are held by Madison Dearborn Capital Partners or Madison Dearborn Capital Partners II, L.P., which we refer to as Madison Dearborn Capital Partners II. Messrs. Reusche and Wood are Managing Directors of Madison Dearborn Partners, Inc., the ultimate general partner of Madison Dearborn Capital Partners and Madison Dearborn Capital Partners II, and therefore may be deemed to share voting and investment power over the shares owned by Madison Dearborn Capital Partners and Madison Dearborn Capital Partners II, and therefore to beneficially own such shares. Both Messrs. Reusche and Wood disclaim beneficial ownership of the shares owned by Madison Dearborn Capital Partners and Madison Dearborn Capital Partners II. The address of Messrs. Reusche and Wood is the address of Madison Dearborn Capital Partners.
(4)	Based solely on a Schedule 13D/A filed with the Securities and Exchange Commission on January 18, 2001. Madison Dearborn Capital Partners is the record holder of 10,785,628 shares and warrants to acquire 440,000 shares. Madison Dearborn Partners, L.P., as the sole general partner of Madison Dearborn Capital Partners, may be deemed to share voting and dispositive power with respect to the shares currently held by Madison Dearborn Capital Partners. Madison Dearborn Capital Partners II is the record holder of 1,000,000 shares. Madison Dearborn Partners II, L.P., as the sole general partner of Madison Dearborn Capital Partners II, may be deemed to share voting and dispositive power with respect to the shares currently held by Madison Dearborn Capital Partners II. Because Madison Dearborn Capital Partners and Madison Dearborn Capital Partners II are under common control, Madison Dearborn Capital Partners may be deemed to be the beneficial owner of the shares held by Madison Dearborn Capital Partners II. Madison Dearborn Partners, Inc., as the sole general partner of Madison Dearborn Partners, L.P. and Madison Dearborn Partners II, L.P., may be deemed to share voting and dispositive power with respect to the shares currently held by Madison Dearborn Capital Partners and by Madison Dearborn Capital Partners II.
(5)	Based solely on a Schedule 13G filed with the SEC on February 11, 2003.
(6)	Based solely on a Schedule 13G/A filed with the SEC on February 12, 2003. Abbott Capital 1330 Investors I, LP, which we refer to as Abbott, is the record holder of 1,308,036 shares. Abbott Co-Investment I, LLC, which we refer to as LLC, is the record holder of 6,079 shares. Because Abbott and LLC are affiliated entities, Abbott may be deemed to be the beneficial owner of the shares held by LLC.

DESCRIPTION OF CREDIT FACILITY

Hines Nurseries and its domestic operating subsidiaries are borrowers under an amended and restated credit facility with various lenders, Deutsche Bank Trust Company Americas, as agent and various co-syndication agents and co-documentation agents. We refer to this credit facility sometimes as our new credit facility. Hines Horticulture and any domestic subsidiaries of Hines Horticulture who are not borrowers under the credit facility have guaranteed the obligations of the borrowers. The credit facility consists of (i) a revolving facility of up to $145 million (subject to borrowing base limits) and (ii) a term loan facility of up to $40 million. The revolving facility permits us to obtain letters of credit up to a sub-limit of $10 million and the term loan facility was drawn in full at the consummation of the offering of the original notes. Borrowings under the new credit facility are secured by liens on substantially all of our assets. The credit facility has a term of five years.

Borrowing Base

Availability of borrowings under the revolving facility are subject to a borrowing base consisting of the sum of (i) 85% of eligible accounts receivable plus (ii) the lesser of (x) 55% of eligible inventory or (y) 85% of the appraised net orderly liquidation value of inventory. We must deliver borrowing base certificates and reports at least monthly. The borrowing base is also subject to certain other adjustments and reserves to be determined by the agent. Eligible accounts receivable of both The Home Depot, our largest customer, and Lowe’s Companies, Inc., our second largest customer, may not exceed 30% of total eligible accounts receivable at any time.

Interest Rate; Fees

Amounts outstanding under the credit facility bear interest, at our option, at a rate determined by reference to the base rate or a LIBOR rate, plus, in each case, an additional amount based on our consolidated leverage ratio. The additional amounts for the revolving facility and the term loan facility range from 0.75% to 2.75% and from 1.25% to 3.25%, respectively, depending on our choice of rates and our consolidated leverage ratio.

In addition to paying interest on outstanding principal, we are required to pay a commitment fee on the daily average unused portion of the revolving facility which accrue from the closing of the new credit facility date based on the utilization of the revolving facility.

Guarantees; Collateral

Obligations under the credit facility are guaranteed by Hines Horticulture and any of Hines Horticulture’s domestic subsidiaries that are not borrowers.

Borrowings under the credit facility are secured by substantially all of our assets, including, without limitation, all accounts receivable, inventory, equipment, intellectual property and real property, whether owned or leased, and by a pledge of the capital stock of Hines Nurseries and each of Hines Horticulture’s existing and future subsidiaries, provided that no borrower or guarantor is required to pledge more than 66% of the outstanding equity interests of any non-U.S. subsidiary.

Repayment

Amortization payments of $1.9 million on the term loan are required at the end of each of our second, third and fourth fiscal quarters beginning with June 30, 2004, with the full remaining balance payable on the last installment date. Subject to certain exceptions, 100% of the net cash proceeds we receive from certain asset dispositions and issuances of debt, 50% of the net cash proceeds we receive from issuances of equity and 25% of excess cash flow (beginning in 2004) are required to be applied to repay the term loan facility and are to be applied on a pro rata basis to all remaining scheduled installments of the term loan facility. The new credit facility may also be voluntarily prepaid at any time without premium or penalty.

Certain Covenants

The credit facility requires Hines Nurseries and its subsidiaries to meet specific financial covenants, including, a minimum fixed charge coverage test, a maximum leverage test and a maximum capital expenditure test. In addition, the credit facility includes customary representations and warranties, customary events of default and other customary covenants that place various restrictions on Hines Nurseries and its subsidiaries, including limitations on their ability to:

•	incur additional debt;

•	create or become subject to liens or guarantees;

•	make investments;

•	pay dividends or make distributions;

•	prepay the notes;

•	merge with other entities or make acquisitions;

•	sell assets;

•	enter into leases; and

•	enter into transactions with affiliates.

Hines Horticulture is also be subject to certain covenants restricting the nature of its business.

Events of Default

The credit facility contains customary events of default including, without limitation (subject to customary cure periods and materiality thresholds):

•	failure to make payments when due;

•	defaults under other agreements or instruments of indebtedness;

•	noncompliance with covenants;

•	breaches of representations and warranties;

•	events of insolvency, bankruptcy or similar events;

•	undischarged judgments in excess of specific amounts;

•	invalidity of guarantees;

•	impairment of security interests in collateral; and

•	the occurrence of a change of control.

If such a default occurs, the lenders under our credit facility are entitled to take various actions, including all actions permitted to be taken by a secured creditor and the acceleration of amounts due under the credit facility.

DESCRIPTION OF NOTES

The original notes were issued, and the new notes will be, issued under an Indenture (the “Indenture”), dated as of September 30, 2003, between the Company, the guaranters and The Bank of New York, as Trustee (the “Trustee”). A copy of the Indenture may be obtained by contacting the Secretary of the Company at the principal executive offices of the Company, 12621 Jeffrey Road, Irvine, California 92620. The following is a summary of the material provisions of the Indenture. It does not include all of the provisions of the Indenture. We urge you to read the Indenture because it, and not this description, define your rights. The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “TIA”). Wherever particular provisions of the Indenture or the TIA are referred to in this description, such provisions are incorporated by reference as part of the statements made herein, and such statements are qualified in their entirety by such reference. You can find definitions of certain capitalized terms used in this description under “—Certain Definitions” and throughout this description. For purposes of this section, references to the “Company” shall mean only Hines Nurseries, Inc. and not any of its Subsidiaries and references to the “Parent” shall mean only Hines Horticulture, Inc. and not any of its Subsidiaries.

Brief Description of Notes

The notes are:

•	the senior unsecured obligations of the Company;

•	rank pari passu in right of payment with all existing and future senior Indebtedness of the Company;

•	rank senior in right of payment to any future Subordinated Indebtedness of the Company; and

•	guaranteed by the Parent and each Subsidiary Guarantor on a senior unsecured basis.

Although the notes rank pari passu in right of payment with all existing and future senior indebtedness of the Company, including the Company’s obligations under the Credit Agreement, the notes are unsecured obligations of the Company while the borrowings under the Credit Agreement are secured by Liens on substantially all of the assets of the Parent, the Company and the Parent’s Subsidiaries. As a result, the indebtedness of the Company under the Credit Agreement (and any other secured Indebtedness of the Company) will effectively rank senior to the notes to the extent of the value of the assets securing such Indebtedness.

Principal, Maturity and Interest

The original notes were, and the new notes will be, issued with a maximum aggregate principal amount of $175.0 million. The Company issued the original notes, and will issue the new notes in denominations of $1,000 and any integral multiple of $1,000. The notes will mature on October 1, 2011. Subject to the Company’s compliance with the covenant described under “—Certain Covenants—Limitation on Indebtedness”, the Company will be entitled to, without the consent of the Holders, issue more notes under the Indenture on the same terms and conditions and with the same CUSIP numbers as the notes (the “Additional Notes”). The notes and the Additional Notes, if any, will be treated as a single class for all purposes of the Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context otherwise requires, for all purposes of the Indenture and this “Description of Notes”, references to the notes include any Additional Notes actually issued.

Interest on the notes will accrue at the rate of 10.25% per annum and will be payable semiannually in arrears on each April 1 and October 1, commencing April 1, 2004. The Company will make each interest payment to the Holders of record of the notes on the immediately preceding March 15 and September 15. The Company will pay interest on overdue principal at 1% per annum in excess of the above rate and will pay interest on overdue installments of interest at such higher rate to the extent lawful.

Interest on the notes will accrue from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Optional Redemption

Except as set forth below, the Company will not be entitled to redeem the notes at its option prior to October 1, 2007.

On and after October 1, 2007, the Company will be entitled at its option to redeem all or a portion of the notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed in percentages of principal amount on the redemption date) set forth below, plus accrued and unpaid interest and Additional Interest, if any, to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on October 1 of the years set forth below:

Period	Percentage
2007	105.125%
2008	102.563%
2009 and thereafter	100.000%

In addition, on or prior to October 1, 2006, the Company may, at its option, on one or more occasions redeem notes (which includes Additional Notes, if any) in an aggregate principal amount not to exceed 35% of the aggregate principal amount of the notes (which includes Additional Notes, if any) issued under the Indenture at a redemption price (expressed as a percentage of principal amount) of 110.25%, plus accrued and unpaid interest and Additional Interest, if any, to the redemption date, with the net cash proceeds from one or more Public Equity Offerings; provided that

(1) at least 65% of the aggregate principal amount of the notes issued under the Indenture on the Issue Date remains outstanding immediately after the occurrence of each such redemption; and

(2) each such redemption occurs within 90 days after the date of the related Public Equity Offering.

Selection and Notice of Redemption

If the Company elects to redeem less than all the notes at any time, selection of the notes for redemption will be made by the Trustee either:

(1) in compliance with the requirements of the principal national securities exchange, if any, on which the notes are listed; or

(2) on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate.

The Company will redeem notes of $1,000 or less in whole and not in part. The Company will cause notices of redemption to be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Holder of notes to be redeemed at its registered address.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount thereof to be redeemed. The Company will issue a new note in a principal amount equal to the unredeemed portion of the original note in the name of the Holder thereof upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on the notes or portions of them called for redemption.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

The Company is not required to make any mandatory redemption or sinking fund payments with respect to the notes. However, under certain circumstances, the Company may be required to offer to purchase notes as described under “—Change of Control” and “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock”. The Company may at any time and from time to time purchase notes in the open market or otherwise.

Guarantees

The Parent and each current domestic Restricted Subsidiary of the Parent has, and each future domestic Restricted Subsidiary of the Parent (other than the Company) will, jointly and severally, fully and unconditionally guarantee, on a senior unsecured basis, the Company’s obligations (including the full and prompt payment of the Company’s payment obligations) under the notes and under the Indenture. The obligations of the Parent and each Subsidiary Guarantor under its respective Guarantee are, and will be, limited as necessary to prevent the Guarantee of the Parent or such Subsidiary Guarantor from constituting a fraudulent conveyance under applicable law.

Each Guarantee is or will be:

•	the senior unsecured obligations of the Parent or the applicable Subsidiary Guarantor;

•	ranked pari passu in right of payment with all existing and future senior indebtedness of the Parent or the applicable Subsidiary Guarantor; and

•	ranked senior in right of payment to any future Subordinated Indebtedness of the Parent or the applicable Subsidiary Guarantor.

Although the Guarantees are or will rank pari passu in right of payment with all existing and future senior indebtedness of the Parent and the Subsidiary Guarantors, including their respective obligations under the Credit Agreement, the Guarantees are or will be unsecured obligations of the Parent and the Subsidiary Guarantors while their respective obligations under the Credit Agreement are or will be secured by Liens on substantially all of their respective assets. As a result, the indebtedness of the Parent and the Subsidiary Guarantors under the Credit Agreement (and any other secured indebtedness of the Parent or such Subsidiary Guarantor) are or will effectively rank senior to the Guarantees to the extent of the value of the assets securing such indebtedness.

The Parent and each Subsidiary Guarantor that makes a payment under its Guarantee are or will be entitled upon payment in full of all guaranteed obligations under the Indenture to a contribution from the Parent and/or each other Subsidiary Guarantor in an amount equal to the Parent’s or such other Subsidiary Guarantor’s pro rata portion of such payment based on the respective net assets of the Parent and each Subsidiary Guarantor at the time of such payment determined in accordance with GAAP.

If any Guarantee were rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the Parent or the applicable Subsidiary Guarantor, and, depending on the amount of such indebtedness, the Parent’s or the applicable Subsidiary Guarantor’s liability on its Guarantee could be reduced to zero.

Pursuant to the Indenture, the Parent or a Subsidiary Guarantor may consolidate with, merge with or into, or transfer all or substantially all of its assets to any other Person to the extent described below under “—Certain Covenants—Merger and Consolidation”; provided, however, that if such other Person is not either the Parent, the Company or a Subsidiary Guarantor, the Parent or such Subsidiary Guarantor’s obligations under the Indenture and its Guarantee, as the case may be, must be expressly assumed by such other Person, subject (with respect to a Subsidiary Guarantor) to the following paragraph.

The Guarantee of a Subsidiary Guarantor will be released:

(1) upon the sale or other disposition (including by way of consolidation or merger) of a Subsidiary Guarantor in its entirety;

(2) upon the sale or disposition of all or substantially all of the assets of a Subsidiary Guarantor;

(3) upon the designation of such Subsidiary Guarantor as an Unrestricted Subsidiary; or

(4) in connection with any sale of Capital Stock of a Subsidiary Guarantor to a Person that results in the Subsidiary Guarantor no longer being a Restricted Subsidiary of the Parent; provided, however, that, after giving effect to such sale, such former Subsidiary Guarantor shall have no Guarantees outstanding of any Indebtedness of the Parent, the Company or any Restricted Subsidiary of the Parent;

in each case as permitted by the Indenture and, in the case of clauses (1), (2) and (4), other than to the Parent, the Company or another Subsidiary Guarantor, and if in connection therewith the Company provides an Officers’ Certificate to the Trustee to the effect that the Company will comply with its obligations under the covenant described under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock” in respect of such disposition.

Book-Entry Form, Delivery and Form of Notes

The notes will be represented by one or more global notes, referred to herein as global notes, in definitive form. The global notes will be deposited on the issue date of the new notes with, or on behalf of, the Depository Trust Company, or DTC, and registered in the name of Cede & Co., as nominee of DTC. Cede & Co. is referred to herein as the global note holder. DTC will maintain the notes in denominations of $1,000 and integral multiples thereof through its book-entry facilities.

We have been advised by DTC of the following:

DTC is a limited purpose trust company that was created to hold securities for its participating organizations, referred to herein as participants, including the Euroclear System and Clearstream Banking, Société Anònyme, Luxembourg, and to facilitate the clearance and settlement of transactions in these securities between participants through electronic book-entry changes in accounts of its participants. DTC’s participants include securities brokers and dealers (including the initial purchasers of the notes), banks and trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other indirect participants such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by or on behalf of DTC only through DTC’s participants or indirect participants. Pursuant to procedures established by DTC, ownership of the notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the interests of DTC’s participants) and the records of DTC’s participants (with respect to the interests of DTC’s indirect participants).

The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer the notes will be limited to such extent.

So long as the global note holder is the registered owner of any notes, it will be considered the sole holder of outstanding notes represented by such global notes under the indenture governing the notes. Except as provided below, owners of notes will not be entitled to have notes registered in their names and will not be considered the owners or holders thereof under the indenture governing the notes for any purpose, including with respect to the giving of any directions, instructions, or approvals to the trustee thereunder. Neither we, the guarantors of the notes or the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to such notes.

Payments in respect of the principal of, premium, if any, and interest on any notes registered in the name of a global note holder on the applicable record date will be payable by the trustee to or at the direction of such global note holder in its capacity as the registered holder under the indenture governing the notes. Under the terms of such indenture, the Company and the trustee may treat the persons in whose names any notes, including the global notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither the Company nor the trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of notes (including principal, premium, if any, and interest). We believe, however, that it is currently the policy of DTC to immediately credit the accounts of the relevant participants with such payments, in amounts proportionate to their respective beneficial interests in the relevant security as shown on the records of DTC. Payments by DTC’s participants and indirect participants to the beneficial owners of notes will be governed by standing instructions and customary practice and will be the responsibility of DTC’s participants or indirect participants.

Subject to certain conditions, any person having a beneficial interest in the global notes may, upon request to the trustee and confirmation of such beneficial interest by DTC, its participants or indirect participants, exchange such beneficial interest for notes in definitive form. Upon any such issuance, the trustee is required to register such notes in the name of and cause the same to be delivered to, such person or persons (or the nominee of any thereof). Such notes would be issued in fully registered form and would be subject to the legal requirements described in the Indenture. In addition, if (i) we notify the trustee in writing that DTC is no longer willing or able to act as a depositary and we are unable to locate a qualified successor within 90 days or (ii) we, at our option, notify the trustee in writing that we elect to cause the issuance of notes in definitive form under the indenture governing the notes, then, upon surrender by the relevant global note holder of its global note, notes in such form will be issued to each person that such global note holder and DTC identifies as being the beneficial owner of the related notes.

Neither the Company nor the trustee will be liable for any delay by the global note holder or DTC in identifying the beneficial owners of notes and the Company and the trustee may conclusively rely on, and will be protected in relying on, instructions from the global note holder or DTC for all purposes.

The information in this section concerning DTC, Euroclear and Clearstream and their book-entry systems has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

Security

The original notes are not and the new notes will not be secured by any property or assets of the Parent, the Company or any Subsidiary of the Parent or the Company, except as otherwise provided by the covenant described under “—Certain Covenants—Limitation on Liens”.

Change of Control

Upon the occurrence of any of the following events (each a “Change of Control”), each Holder shall have the right to require that the Company repurchase such Holder’s notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase plus accrued and unpaid interest (including Additional Interest, if any) to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date):

(1) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes, at any time, whether as a result of issuance of securities of the Parent, any merger, consolidation, liquidation or dissolution of the Parent, or any direct or indirect transfer of securities or otherwise, the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (1), such person or group shall be deemed to have “beneficial ownership” of all shares that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of both (A) more than 30% of the total voting power of the Voting Stock of the Parent, and (B) a greater percentage of the total voting power of the Voting Stock of the Parent than “beneficially owned” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (1), the Permitted Holders shall be deemed to “beneficially own” any Voting Stock of a Person held by any other Person (the “parent entity”) so long as the Permitted Holders beneficially own (as so defined), directly or indirectly, in the aggregate a majority of the voting power of the Voting Stock of the parent entity) in the aggregate by the Permitted Holders;

(2) a change shall occur in the Board of Directors of the Parent so that a majority of the Board of Directors of the Parent ceases to consist of the individuals who constituted the Board of Directors of the Parent on the Issue Date (or individuals whose election or nomination for election was approved by a vote of a majority of the directors then in office who either were directors of the Parent on the Issue Date or whose election or nomination for election previously was so approved);

(3) the adoption by the Parent or the Company, or their respective Boards of Directors or shareholders, of a plan relating to the liquidation or dissolution of the Parent or the Company; or

(4) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Parent or the Company to any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than to the Permitted Holders, the Parent or the Company; or

(5) the Parent ceases to be the beneficial owner, directly or indirectly, of 100% of the total voting power of the Voting Stock of the Company (other than as a result of a merger or consolidation of the Company with the Parent that is not prohibited by the provisions of the covenant described under “—Merger and Consolidation”).

Within 30 days following any Change of Control, the Company must mail a notice to each Holder with a copy to the Trustee (the “Change of Control Offer”) stating:

(1) that a Change of Control has occurred and that such Holder has the right to require the Company to purchase such Holder’s notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase, plus accrued and unpaid interest (and Additional Interest, if any) to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest on the relevant interest payment date);

(2) the circumstances and relevant facts regarding such Change of Control;

(3) the purchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

(4) the instructions, as determined by the Company consistent with the covenant described hereunder, that a Holder must follow in order to have its notes purchased.

The Company will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all notes validly tendered and not withdrawn under such Change of Control Offer.

The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, the Company will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the covenant described hereunder by virtue of the Company’s compliance with such securities laws or regulations.

The Change of Control purchase feature of the notes may in certain circumstances make more difficult or discourage a sale or takeover of the Parent and the Company and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the Company, the Parent and the initial purchasers of the original notes. Neither the Company nor the Parent has any present intention to engage in a transaction involving a Change of Control, although it is possible that they could decide to do so in the future. Subject to the limitations discussed below, the Company and the Parent could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect their respective capital structure or credit ratings. Restrictions on the Parent’s and the Company’s ability to Incur additional Indebtedness are contained in the covenant described under “—Certain Covenants—Limitation on Indebtedness”. Such restrictions can only be waived with the consent of the Holders of a majority in principal amount of the notes then outstanding. Except for the limitations contained in such covenant, however, the Indenture will not contain any covenants or provisions that may afford Holders of the notes protection in the event of a highly leveraged transaction.

The occurrence of the events constituting a Change of Control under the Indenture could result in an event of default under the Credit Agreement or under the Parent’s, the Company’s or any of the Parent’s Restricted Subsidiaries’ other credit facilities and debt instruments. Following such an event of default under the Credit Agreement or such other credit facilities and debt instruments, the lenders under the Credit Agreement or such other credit facilities and debt instruments would have the right to require immediate repayment of the indebtedness thereunder in full, and might have the right to require such repayment prior to the Change of Control Offer purchase date described above.

Future Indebtedness that the Company and the Parent may incur may contain prohibitions on the occurrence of certain events that would constitute a Change of Control or require the repurchase of such Indebtedness upon a Change of Control. Moreover, the exercise by the Holders of their right to require the Company to repurchase the notes could cause a default under such Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on us. Finally, the Company’s ability to pay cash to the Holders of notes following the occurrence of a Change of Control may be limited by its then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

The definition of “Change of Control” includes a disposition of all or substantially all of the assets of the Parent or the Company to any Person. Although there is a limited body of case law interpreting the phrase “substantially all”, there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Parent or the Company. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder of notes may require the Company to make an offer to repurchase the notes as described above.

The provisions under the Indenture relative to the Company’s obligation to make an offer to repurchase the notes as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount of the notes.

Certain Covenants

The Indenture contains covenants including, among others, the following:

Limitation on Indebtedness

(a) The Parent and the Company will not, and will not permit any of the Parent’s Restricted Subsidiaries to, Incur, directly or indirectly, any Indebtedness, and the Parent and the Company will not issue any shares of Disqualified Stock and will not permit any of the Parent’s Restricted Subsidiaries to issue any shares of Disqualified Stock; provided, however, that the Parent, the Company or any of the Parent’s Restricted Subsidiaries will be entitled to Incur Indebtedness and to issue shares of Disqualified Stock if, on the date of such Incurrence or issuance and after giving effect thereto on a pro forma basis (including the application of the net proceeds therefrom), no Default or Event of Default has occurred and is continuing and the Consolidated Coverage Ratio exceeds (1) 2.00 to 1.00 if such Indebtedness is Incurred or such shares of Disqualified Stock are issued on or prior to March 31, 2005 or (2) 2.25 to 1.00 if such Indebtedness is Incurred or such shares of Disqualified Stock are issued after March 31, 2005.

(b) Notwithstanding the foregoing paragraph (a), the Parent, the Company and the Parent’s Restricted Subsidiaries will be entitled to Incur any or all of the following Indebtedness:

(1) Indebtedness Incurred by the Parent, the Company or any of the Parent’s Restricted Subsidiaries pursuant to the Credit Agreement; provided, however, that, immediately after giving effect to any such Incurrence, the aggregate principal amount of all Indebtedness Incurred under this clause (1) and then outstanding does not exceed the greater of (A) $185.0 million, less the sum of all principal payments made with respect to such Indebtedness pursuant to paragraph (a)(3)(A) of the covenant described under “—Limitation on Sales of Assets and Subsidiary Stock”, less, without duplication, the sum of any permanent reductions of the commitments thereunder and (B) the Borrowing Base as of the date of such Incurrence;

(2) Indebtedness of the Parent owed to and held by the Company or any Subsidiary Guarantor or Indebtedness of the Company or any Subsidiary Guarantor owed to and held by the Parent, the Company or any Subsidiary Guarantor, in each case subject to no Lien held by a Person other than the Parent, the Company or any Subsidiary Guarantor; provided, however, that (A) any subsequent issuance or transfer of any Capital Stock or any other event that results in any such Subsidiary Guarantor ceasing to be a Subsidiary Guarantor or any subsequent transfer of any such Indebtedness (except to the Parent, the Company or a Subsidiary Guarantor) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the obligor thereon, (B) if the Company is the obligor on such Indebtedness, such Indebtedness is expressly subordinated, pursuant to a written agreement, to the prior payment in full in cash of all obligations with respect to the notes and (C) if the Parent or a Subsidiary Guarantor is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations of such obligor with respect to its Guarantee;

(3) the original notes and the new notes (other than any Additional Notes) in an aggregate principal amount not to exceed $175.0 million and the related Guarantees;

(4) Indebtedness outstanding on the Issue Date (other than Indebtedness described in clauses (1), (2) or (3)), reduced to the extent such amounts shall have been repaid or retired;

(5) Refinancing Indebtedness in respect of Indebtedness Incurred pursuant to paragraph (a) above or pursuant to clauses (2), (3), (4) or (5) of this paragraph (b);

(6) Hedging Obligations consisting of (A) Interest Rate Agreements that are entered into for the purpose of fixing or hedging interest rates with respect to any outstanding fixed or variable rate Indebtedness permitted to be Incurred by the Parent, the Company or the Parent’s Restricted Subsidiaries pursuant to the Indenture; provided, that the notional amount of such Hedging Obligations at the time of the initial incurrence thereof shall not exceed the principal amount of the Indebtedness to which such Hedging Obligations relate, and (B) Currency Agreements that are entered into for the purpose of fixing or hedging currency risks; provided that in the case of Currency Agreements which relate to Indebtedness, such Currency Agreements do not increase the Indebtedness of the Parent, the Company and the Parents’ Restricted Subsidiaries outstanding other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

(7) Indebtedness in respect of performance bonds, bankers’ acceptances, workers’ compensation claims, surety or appeal bonds, payment obligations in connection with self-insurance or similar obligations, completion or performance guarantees or standby letters of credit issued for the purpose of supporting such obligations and bank overdrafts (and letters of credit in respect thereof), in each case, Incurred in the ordinary course of business;

(8) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five Business Days of its Incurrence;

(9) Indebtedness consisting of any guarantee by the Parent or a Subsidiary Guarantor of Indebtedness Incurred pursuant to the preceding clauses (3) or (4) or pursuant to clause (5) to the extent the Refinancing Indebtedness Incurred thereunder directly or indirectly Refinances Indebtedness Incurred pursuant to clause (3) or (4);

(10) Indebtedness consisting of indemnification obligations Incurred in connection with the disposition of any business or assets, other than in respect of guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business or assets for the purpose of financing such acquisition; provided that the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by the Parent or the applicable Restricted Subsidiary of the Parent in connection with such disposition;

(11) Indebtedness represented by Capital Lease Obligations or Purchase Money Indebtedness incurred in the ordinary course of business and in an aggregate amount which, when taken together with all other Indebtedness of the Parent, the Company and the Parent’s Restricted Subsidiaries Incurred pursuant to this clause (11) and outstanding on the date of such Incurrence, does not exceed $5.0 million; and

(12) Indebtedness in an aggregate principal amount which, when taken together with all other Indebtedness of the Parent, the Company and the Parent’s Restricted Subsidiaries Incurred pursuant to this clause (12) and outstanding on the date of such Incurrence, does not exceed $15.0 million.

(c) Notwithstanding the foregoing, neither the Parent, the Company nor any Restricted Subsidiary of the Parent will Incur any Indebtedness pursuant to the foregoing paragraph (b) if the proceeds thereof are used, directly or indirectly, to Refinance any Subordinated Indebtedness of the Parent, the Company or any Restricted Subsidiary of the Parent Incurred on or prior to the Issue Date unless such Indebtedness shall be subordinated to the notes or the applicable Guarantee to at least the same extent as such Subordinated Indebtedness.

(d) For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories described in clauses (1) through (12) of paragraph (b) above or is entitled to be incurred pursuant to the Consolidated Coverage Ratio provisions of paragraph (a) above, the Company shall, in its sole discretion, classify (or from time to time may reclassify) such item of Indebtedness in any manner that complies with this covenant and such item of Indebtedness will be treated as having been incurred pursuant to only one of such categories. Accrual of interest, accretion or amortization of original issue discount and the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms will not be deemed to be an Incurrence of Indebtedness for the purposes of the covenant described under “—Limitation on Indebtedness”.

Limitation on Liens

The Parent and the Company will not, and will not permit any of the Parent’s Restricted Subsidiaries to, directly or indirectly, create, Incur, assume or permit or suffer to exist any Liens (other than Permitted Liens) of any kind against or upon any property or assets of the Parent, the Company or any of the Parent’s Restricted Subsidiaries whether owned on the Issue Date or acquired after the Issue Date, or any proceeds therefrom, or assign or otherwise convey any right to receive income or profits therefrom; provided that, the Parent, the Company and any of the Parent’s Restricted Subsidiaries may create any Lien upon any of their properties or assets (including, but not limited to, any Capital Stock of its Subsidiaries) if:

(a) in the case of Liens securing Subordinated Indebtedness, the notes are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens until such time as such Subordinated Indebtedness is no longer secured by a Lien; and

(b) in all other cases, the notes are equally and ratably secured by a Lien on such property, assets or proceeds until such time as such property, assets or proceeds is no longer secured by a Lien.

Limitation on Restricted Payments

(a) The Parent and the Company will not, and will not permit any of the Parent’s Restricted Subsidiaries to, directly or indirectly, make a Restricted Payment if at the time the Parent, the Company or such Restricted Subsidiary makes such Restricted Payment or immediately after giving effect thereto:

(1) a Default or an Event of Default shall have occurred and be continuing;

(2) the Company is not entitled to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under “—Limitation on Indebtedness”; or

(3) the aggregate amount of such Restricted Payment and all other Restricted Payments made since the Issue Date would exceed the sum of (without duplication):

(A) 50% of the Consolidated Net Income earned during the period (treated as one accounting period) from the beginning of the fiscal quarter immediately following the fiscal quarter during which the Issue Date occurs to the end of the most recent fiscal quarter ending at least 45 days prior to the date of such Restricted Payment (the “Reference Date”) (or, in case such Consolidated Net Income shall be a deficit, minus 100% of such deficit); plus

(B) the sum of (y) 100% of the aggregate Net Cash Proceeds received by the Parent from the issuance or sale of its Capital Stock (other than Disqualified Stock) subsequent to the Issue Date and on or prior to the Reference Date (other than (i) an issuance or sale to a Subsidiary of the Parent and (ii) an issuance or sale to an employee stock ownership plan or to a trust established by the Parent or any of its Subsidiaries for the benefit of their employees), and (z) without duplication of the preceding clause (y), 100% of any cash capital contribution received by the Parent from its shareholders subsequent to the Issue Date and on or prior to the Reference Date; plus

(C) the amount by which Indebtedness of the Parent (which has been issued on or after the Issue Date) is reduced on the Parent’s balance sheet upon the conversion or exchange (other than by a Subsidiary of the Parent) subsequent to the Issue Date and on or prior to the Reference Date of any Indebtedness of the Parent that is convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Parent (less the amount of any cash, or the fair value of any other property, distributed by the Parent upon such conversion or exchange); provided, however, that the foregoing amount shall not exceed the Net Cash Proceeds received by the Parent from the sale of such Indebtedness (excluding Net Cash Proceeds from sales to a Subsidiary of the Parent or to an employee stock ownership plan or to a trust established by the Parent or any of its Subsidiaries for the benefit of their employees);

(excluding in the case of the foregoing clauses (B) and (C), any Net Cash Proceeds from issuances and sales of the Parent’s Capital Stock that are financed directly or indirectly by funds borrowed or advanced from the Parent or any Subsidiary of the Parent (until and to the extent such borrowing is repaid)).

(b) So long as no Default or Event of Default has occurred and is continuing or would be caused thereby, the preceding paragraph (a) will not prohibit:

(1) any purchase, repurchase, redemption, defeasance or other acquisition of any shares of Capital Stock of the Parent made out of the Net Cash Proceeds of the substantially concurrent sale of, or made by exchange for, Capital Stock of the Parent (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of the Parent or an employee stock ownership plan or to a trust established by the Parent or any of its Subsidiaries for the benefit of their employees) or a substantially concurrent cash capital contribution received by the Parent from its shareholders; provided, however, that the Net Cash Proceeds from such sale or such cash capital contribution (to the extent so used pursuant to this clause (1)) shall be excluded from the calculation of amounts under clause (3)(B) of paragraph (a) above;

(2) any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Indebtedness of the Parent, the Company or any of the Parent’s Restricted Subsidiaries (A) made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Parent (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of the Parent or an employee stock ownership plan or to a trust established by the Parent or any of its Subsidiaries for the benefit of their employees) or a substantially concurrent cash capital contribution received by the Parent from its shareholders; provided, however, that the Net Cash Proceeds from such sale or such cash capital contribution (to the extent so used pursuant to this clause (2)(A)) shall be excluded from the calculation of amounts under clause (3)(B) of paragraph (a) above, or (B) made by exchange for, or out of the proceeds of the substantially concurrent sale of, Subordinated Indebtedness of such Person which is permitted to be Incurred pursuant to the covenant described under “—Limitation on Indebtedness”;

(3) dividends paid within 60 days after the date of declaration thereof if at such date of declaration the payment of such dividend would have complied with this covenant;

(4) the repurchase or other acquisition of shares of Capital Stock of the Parent, the Company or any of the Parent’s Subsidiaries from employees, former employees, directors or former directors of the Parent, the Company or any of the Parent’s Subsidiaries (or permitted transferees of such employees, former employees, directors or former directors), pursuant to the terms of the written agreements (including employment agreements) or plans (or amendments thereto) approved by the Board of Directors of the Parent under which such individuals purchase or sell or are granted the option to purchase or sell, such shares of Capital Stock; provided, however, that the aggregate amount of such repurchases and other acquisitions shall not exceed the sum of (x) $3.0 million and (y) the Net Cash Proceeds from the sale of Capital Stock (other than Disqualified Stock) of the Parent subsequent to the Issue Date to employees, former employees, directors and former directors of the Parent, the Company or the Parent’s Subsidiaries to the extent the Net Cash Proceeds from the sale of such Capital Stock have not otherwise been applied to the making of Restricted Payments by virtue of clause (3)(B) of paragraph (a) above;

(5) repurchases of Capital Stock of the Parent deemed to occur upon exercise of stock options if such Capital Stock represents a portion of the exercise price of such options;

(6) cash payments in lieu of the issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Capital Stock of the Parent;

(7) commencing on January 1, 2004 and for so long as the Permitted Holders “beneficially own” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (7), the Permitted Holders shall be deemed to have “beneficial ownership” of all shares that they have the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, at least 35% in the aggregate of the total voting power of the Voting Stock of the Parent, payments of management fees to the Permitted Holders in an aggregate amount in any fiscal year of the Parent not to exceed the greater of (a) $1.0 million or (b) 1% of EBITDA during the fiscal year of the Parent immediately preceding such fiscal year; or

(8) Restricted Payments in an aggregate amount which, when taken together with all Restricted Payments made pursuant to this clause (8), does not exceed $5.0 million.

In determining the aggregate amount of Restricted Payments made subsequent to the Issue date for the purposes of clause (a)(3) above, amounts expended pursuant to the preceding clauses (4) and (8) shall be included in such calculation.

Not later than the date of making any Restricted Payment, the Parent and the Company shall deliver to the Trustee an Officers’ Certificate stating that such Restricted Payment complies with the Indenture and setting forth in reasonable detail the basis upon which the required calculations were computed, which calculations may be based upon the Parent’s latest available internal quarterly financial statements.

Limitation on Restrictions on Distributions from Restricted Subsidiaries

The Parent and the Company will not, and will not permit any of the Parent’s Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary of the Parent (other than the Company) to (a) except with respect to any Restricted Subsidiary of the Parent that is not also a Restricted Subsidiary of the Company, pay dividends or make any other distributions on its Capital Stock, (b) pay any Indebtedness or other obligations owed to the Company or any Restricted Subsidiary of the Company, (c) make any loans or advances to the Company or any Restricted Subsidiary of the Company or (d) transfer any of its property or assets to the Company or any Restricted Subsidiary of the Company, except:

(1) with respect to clauses (a), (b), (c) and (d),

(A) any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Issue Date, solely to the extent and manner in which such encumbrance or restriction is in effect as of the Issue Date;

(B) any encumbrance or restriction with respect to any Restricted Subsidiary of the Parent pursuant to an agreement existing on or prior to the date on which such Restricted Subsidiary became a Restricted Subsidiary of the Parent or was acquired by the Parent or any of its Restricted Subsidiaries (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary of the Parent or was so acquired) and outstanding on such date; provided, that, such encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than such Restricted Subsidiary;

(C) any encumbrance or restriction pursuant to an agreement effecting a Refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (A) or (B) of clause (1) of this covenant or this clause (C) or contained in any amendment to an agreement referred to in clause (A) or (B) of clause (1) of this covenant or this clause (C); provided, however, that the provisions relating to such encumbrances and restrictions contained in the instruments governing such Indebtedness are no less favorable to the Holders in any material respect as determined by the Board of Directors of the Parent in its reasonable and good faith judgment than the provisions relating to such encumbrances and restrictions contained in such predecessor agreement;

(D) any encumbrance or restriction with respect to any Restricted Subsidiary of the Parent imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition; provided, that such agreement and the transactions contemplated thereby do not violate the provisions of the Indenture;

(E) any encumbrance or restriction pursuant to applicable law;

(F) any encumbrance or restriction pursuant to the Credit Agreement; provided, however, that the provisions relating to such encumbrances and restrictions contained in the Credit Agreement are no less favorable to the Holders in any material respect as determined by the Board of Directors of the Parent in its reasonable and good faith judgment than the provisions relating to such encumbrances and restrictions contained in the Credit Agreement as in effect on the Issue Date; and

(G) customary limitations on dividends and distributions in joint venture agreements and other similar agreements (in each case relating solely to the respective joint venture or similar entity or the equity interests therein) entered into in the ordinary course of business; and

(2) with respect to clause (d) only,

(A) any encumbrance or restriction consisting of customary nonassignment provisions in leases governing leasehold interests to the extent (i) such provisions restrict the transfer of the lease or the property leased thereunder and (ii) such provisions do not violate the provisions of the Indenture;

(B) any encumbrance or restriction contained in security agreements or mortgages securing Indebtedness of any Restricted Subsidiary of the Parent to the extent (i) such encumbrance or restriction restricts the transfer of the property subject to such security agreements or mortgages, (ii) such security agreements or mortgages do not violate the provisions of the Indenture, and (iii) such Indebtedness was Incurred in accordance with the provisions of the Indenture;

(C) customary restrictions on subletting or assignment and net worth covenants contained in any lease governing a leasehold interest of any Restricted Subsidiary of the Parent entered into in the ordinary course of business;

(D) customary limitations on the disposition or distribution of assets or property in joint venture agreements and other similar agreements (in each case solely to the respective joint venture or similar entity or the equity interests therein) entered into in the ordinary course of business; and

(E) customary limitations on transfer contained in agreements governing Purchase Money Indebtedness not incurred in violation of the Indenture relating to property acquired in the ordinary course of business; provided, however, that such restrictions relate only to the transfer of the property acquired with the proceeds of such Purchase Money Indebtedness.

Limitation on Sales of Assets and Subsidiary Stock

(a) The Parent and the Company will not, and will not permit any of the Parent’s Restricted Subsidiaries to, directly or indirectly, consummate any Asset Disposition unless:

(1) the Parent, the Company or such Restricted Subsidiary receives consideration at the time of such Asset Disposition at least equal to the Fair Market Value (including as to the value of all non-cash consideration) of the shares and assets sold or otherwise disposed of in such Asset Disposition;

(2) at least 75% of the consideration thereof received by the Parent, the Company or such Restricted Subsidiary is in the form of cash or cash equivalents and is received at the time of such Asset Disposition; and

(3) upon the consummation of such Asset Disposition, the Parent or the Company shall apply, or cause such Restricted Subsidiary to apply, an amount equal to 100% of the Net Available Cash from such Asset Disposition within the Applicable Required Period:

(A) first, to the extent the Parent or the Company elects (or is required by the terms of the Credit Agreement), to repay (and permanently reduce the commitments thereunder; provided, however, that neither the Parent nor the Company shall be obligated to permanently reduce revolving commitments under the Credit Agreement in respect of any Net Available Cash constituting Deferred Lagoon Net Available Cash applied pursuant to this clause (A) in reduction of revolving Indebtedness incurred under the Credit Agreement) Indebtedness incurred under the Credit Agreement;

(B) second, to the extent of the balance of such Net Available Cash after application in accordance with clause (A), to the extent the Parent or the Company elects, to acquire Additional Assets; and

(C) third, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A) and (B), to make a Net Available Cash Offer in accordance with clause (b) below;

Notwithstanding the foregoing provisions of this paragraph (a), the Parent, the Company and the Parent’s Restricted Subsidiaries will not be required to apply any Net Available Cash in accordance with this covenant except to the extent that the aggregate Net Available Cash from all Asset Dispositions which is not applied in accordance with this covenant exceeds $5.0 million (at which time, all such Net Available Cash, and not just such excess, shall be applied in accordance with this covenant). Pending application of Net Available Cash pursuant to this covenant, such Net Available Cash shall be invested in Temporary Cash Investments or applied to temporarily reduce revolving credit indebtedness.

For the purposes of this covenant, securities or assets received by the Parent, the Company or any Restricted Subsidiary of the Parent from the transferee that are promptly converted by the Parent, the Company or such Restricted Subsidiary into cash shall be deemed to be cash or cash equivalents, to the extent of the cash received in that conversion.

(b) To the extent that the Parent, the Company or the applicable Restricted Subsidiary of the Parent does not apply all of the Net Available Cash in respect of an Asset Disposition in accordance with clauses (a)(3)(A) and (a)(3)(B) above within the Applicable Required Period (or such earlier date that the Board of Directors of the Parent or the Company determines not to apply such Net Available Cash in such manner), then on the final day of the Applicable Required Period (or such earlier date) (each, a “Net Available Cash Offer Trigger Date”), such aggregate amount of Net Available Cash which has not been applied on or before such Net Available Cash Offer Trigger Date as permitted in clauses (a)(3)(A) and (a)(3)(B) above (each a “Net Available Cash Offer Amount”) shall be applied by the Parent, the Company or such Restricted Subsidiary to make an offer to purchase (the “Net Available Cash Offer”) on a date (the “Net Available Cash Offer Payment Date”) not less than 30 nor more than 45 days following the applicable Net Available Cash Offer Trigger Date, from all Holders of the notes and from all holders of other pari passu Indebtedness that contain similar terms requiring an offer to purchase to be made with the proceeds of an Asset Disposition, on a pro rata basis in proportion to the respective principal amounts of the notes and such other pari passu Indebtedness (or accreted values in the case of pari passu Indebtedness issued with original issue discount), that amount of notes and such other pari passu Indebtedness equal to the Net Available Cash Offer Amount at a price equal to 100% of the principal amount thereof (or accreted value in the case of pari passu Indebtedness issued with original issue discount) of the notes and such other pari passu Indebtedness to be so purchased, plus accrued and unpaid interest and Additional Interest thereon, if any, to the date of purchase; provided, however, that if at any time any non-cash consideration received by the Parent, the Company or any Restricted Subsidiary of the Parent, as the case may be, in connection with any Asset Disposition is converted into or sold or otherwise disposed of for cash (other than interest received with respect to any such non-cash consideration), then such conversion or disposition shall be deemed to constitute an Asset Disposition hereunder on the date of such conversion or disposition, as the case my be, and the Net Available Cash Proceeds thereof shall be applied in accordance with this covenant.

Each notice of a Net Available Cash Offer shall be mailed to the record Holders as shown on the register of Holders within 25 days following the Net Available Cash Offer Trigger Date, with a copy to the Trustee, and shall comply with the procedures set forth in the Indenture. Upon receiving notice of the Net Available Cash Offer, Holders may elect to tender their notes in whole or in part in integral multiples of $1,000 in exchange for cash. To the extent Holders of the notes and the holders of other pari passu Indebtedness of the Company properly tender notes and such other pari passu Indebtedness in accordance with the provisions of the Indenture in connection with the Net Available Cash Offer in an amount exceeding the Net Available Cash Offer Amount, the notes of the tendering Holders and the other pari passu Indebtedness of the tendering holders thereof will be purchased on a pro rata basis (based on amounts so tendered). A Net Available Cash Offer shall remain open for a period of 20 Business Days or such longer period as may be required by law.

(c) Notwithstanding paragraphs (a) and (b) above, the Parent, the Company and the Parent’s Restricted Subsidiaries will be permitted to enter into and consummate Asset Swaps without complying with such paragraphs to the extent that:

(1) at the time of entering into any such Asset Swap and immediately after giving effect to such Asset Swap, no Default or Event of Default shall have occurred or be continuing or would occur as a consequence thereof;

(2) the consideration received by the Parent, the Company or such Restricted Subsidiary in any such Asset Swap is at least equal to the fair market value of the assets disposed of by the Parent, the Company or such Restricted Subsidiary in such Asset Swap;

(3) a majority of the members of the Board of Directors of the Parent shall have, prior to the consummation of any such Asset Swap, determined in good faith that the criteria set forth in clause (2) above is satisfied and shall have approved the terms of such Asset Swap as evidenced by a resolution of the Board of Directors of the Parent delivered to the Trustee; and

(4) if any such Asset Swap (or series of related Asset Swaps which are similar or part of a common plan) involves assets with a value in excess of $5.0 million, the Board of Directors of the Parent shall also have, prior to the consummation thereof, received, and delivered to the Trustee, a written opinion from an Independent Qualified Party to the effect that the criteria set forth in clause (2) above is satisfied.

(d) The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue of its compliance with such securities laws or regulations.

Limitation on Affiliate Transactions

(a) The Parent and the Company will not, and will not permit any of the Parent’s Restricted Subsidiaries to, directly or indirectly, enter into or permit to exist any transaction or series of transactions (including the purchase, sale, lease or exchange of any property, employee compensation arrangements or the rendering of any service) with, or for the benefit of, any of their respective Affiliates (each, an “Affiliate Transaction”) unless:

(1) the terms of the Affiliate Transaction are no less favorable to the Parent, the Company or such Restricted Subsidiary than those that could be obtained at the time of the Affiliate Transaction in arm’s-length dealings with a Person who is not an Affiliate;

(2) if such Affiliate Transaction (or series of related Affiliate Transactions which are similar or part of a common plan) involves an amount in excess of $2.0 million, the terms of the Affiliate Transaction are set forth in writing and a majority of the members of the Board of Directors of the Parent disinterested with respect to such Affiliate Transaction shall have, prior to the consummation thereof, determined in good faith that the criteria set forth in clause (1) are satisfied and shall have approved the relevant Affiliate Transaction as evidenced by a resolution of the Board of Directors of the Parent delivered to the Trustee; and

(3) if such Affiliate Transaction (or series of related Affiliate Transactions which are similar or part of a common plan) involves an amount in excess of $5.0 million, the Board of Directors of the Parent shall also have, prior to the consummation thereof, received, and delivered to the Trustee, a written opinion from an Independent Qualified Party to the effect that such Affiliate Transaction is fair, from a financial standpoint, to the Parent, the Company or the applicable Restricted Subsidiary of the Parent and is not less favorable to the Parent, the Company or the applicable Restricted Subsidiary of the Parent than could reasonably be expected to be obtained at the time in an arm’s-length transaction with a Person who was not an Affiliate.

(b) The provisions of the preceding paragraph (a) will not prohibit:

(1) any Permitted Investment or any Restricted Payment permitted to be made pursuant to the covenant described under “—Limitation on Restricted Payments”;

(2) any issuance of securities to an employee of the Parent, the Company or the Parent’s Restricted Subsidiaries, or other payments, awards or grants in cash, securities or otherwise to an employee of the Parent, the Company or the Parent’s Restricted Subsidiaries pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the Board of Directors of the Parent, in each case, to the extent not otherwise prohibited by the Indenture;

(3) loans or advances to employees in the ordinary course of business in accordance with the past practices of the Parent, the Company or the Parent’s Restricted Subsidiaries, but in any event not to exceed $1.0 million in the aggregate outstanding at any one time;

(4) the payment of reasonable fees to directors of the Parent, the Company and the Parent’s Restricted Subsidiaries who are not employees of the Parent, the Company or the Parent’s Restricted Subsidiaries;

(5) any transaction exclusively between the Parent, the Company or any of the Parent’s Restricted Subsidiaries, on one hand, and any other Restricted Subsidiary of the Parent, on the other hand, which would constitute an Affiliate Transaction solely because the Parent, the Company or a Restricted Subsidiary of the Parent owns an equity interest in or otherwise controls such Restricted Subsidiary; provided that such transaction is not otherwise prohibited by the Indenture;

(6) any agreement or arrangement as in effect on the Issue Date and described in this Prospectus or any renewals or extensions of any such agreement or arrangement (so long as such renewals or extensions are not less favorable to the Parent, the Company, or the applicable Restricted Subsidiary of the Parent or the Holders in any material respect as determined by the Board of Directors of the Parent in its reasonable and good faith judgment than the original agreement as in effect on the Issue Date) and the transactions evidenced thereby;

(7) indemnity provided in the ordinary course of business on behalf of officers, directors or employees of the Parent, the Company or the Parent’s Restricted Subsidiaries; and

(8) the issuance and sale of Capital Stock (other than Disqualified Stock) that would not otherwise by prohibited by the Indenture which would constitute an Affiliate Transaction solely because such Capital Stock is issued and sold to a Person that is an equity holder of the Parent, the Company or such Restricted Subsidiary of the Parent.

Limitation on Line of Business

The Parent and the Company will not, and will not permit any of the Parent’s Restricted Subsidiaries to, directly or indirectly, engage in any business other than a Related Business.

Limitation on the Sale or Issuance of Capital Stock of Restricted Subsidiaries

The Parent and the Company:

(1) will not, and will not permit any of the Parent’s Restricted Subsidiaries to, sell, transfer or otherwise dispose of any Capital Stock of the Company or any Restricted Subsidiary of the Parent to any Person (other than the Parent, the Company or a Wholly Owned Restricted Subsidiary); and

(2) will not permit any of the Parent’s Restricted Subsidiaries (other than the Company) to issue any of its Capital Stock (other than, if necessary, shares of its Capital Stock constituting directors’ or other legally required qualifying shares) to any Person (other than to the Parent, the Company or a Wholly Owned Restricted Subsidiary),

unless, immediately after giving effect to such issuance, sale or other disposition, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary of the Parent and any Investment in such Person remaining after giving effect thereto is treated as a new Investment by the Parent and such Investment would be permitted to be made under the covenant described under “—Limitation on Restricted Payments” if made on the date of such issuance, sale or other disposition.

Merger and Consolidation

The Company will not consolidate with or merge with or into, or sell, assign, convey, transfer or lease or otherwise dispose of (or cause or permit any of its Restricted Subsidiaries to sell, assign, convey, transfer or lease or otherwise dispose of), in one transaction or a series of transactions, directly or indirectly, all or substantially all of the Company’s assets (determined on a consolidated basis for the Company and the Company’s Restricted Subsidiaries) to, any Person, unless:

(1) the resulting, surviving or transferee Person (the “Successor Company”) shall be a Person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and the Successor Company (if not the Company) shall expressly assume, by an indenture supplemental thereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, the due and punctual payment of the principal of, and premium, if any, and interest on all of the notes and the performance of every covenant of the notes, the Indenture and the Registration Rights Agreement on the part of the Company to be performed or observed;

(2) immediately after giving pro forma effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any Subsidiary thereof as a result of such transaction as having been Incurred by such Successor Company or such Subsidiary at the time of such transaction), no Default or Event of Default shall have occurred and be continuing;

(3) immediately after giving pro forma effect to such transaction, (y) the Successor Company would be able to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under “—Limitation on Indebtedness”, and (z) the Successor Company shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of the Company immediately prior to such transaction;

(4) the Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture; and

(5) the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the Holders will not recognize income, gain or loss for Federal income tax purposes as a result of such transaction and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such transaction had not occurred.

Notwithstanding the foregoing, clause (3) above will not be applicable to a Restricted Subsidiary of the Company consolidating with, merging into or transferring all or part of its properties and assets to the Company or a Wholly Owned Restricted Subsidiary.

The Parent will not consolidate with or merge with or into, or sell, assign, convey, transfer or lease or otherwise dispose of (or cause or permit any of its Restricted Subsidiaries to sell, assign, convey, transfer or lease or otherwise dispose of), in one transaction or a series of transactions, directly or indirectly, all or substantially all of the Parent’s assets (determined on a consolidated basis for the Parent and the Parent’s Restricted Subsidiaries) to, any Person, unless:

(1) the resulting, surviving or transferee Person (the “Surviving Company”) shall be a Person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and the Surviving Company shall expressly assume, by a Guaranty Agreement (in form and substance satisfactory to the Trustee), executed and delivered to the Trustee, all the obligations of the Parent under the Indenture and its Guarantee;

(2) immediately after giving pro forma effect to such transaction (and treating any Indebtedness which becomes an obligation of the Surviving Company or any Subsidiary thereof as a result of such transaction as having been Incurred by such Surviving Company or such Subsidiary at the time of such transaction), no Default or Event of Default shall have occurred and be continuing;

(3) immediately after giving pro forma effect to such transaction, (y) the Surviving Company would be able to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under “—Limitation on Indebtedness”, and (z) the Surviving Company shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of the Parent immediately prior to such transaction;

(4) the Parent shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such Guaranty Agreement, if any, complies with the Indenture; and

(5) the Parent shall have delivered to the Trustee an Opinion of Counsel to the effect that the Holders will not recognize income, gain or loss for Federal income tax purposes as a result of such transaction and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such transaction had not occurred.

Notwithstanding the foregoing, clause (3) above will not be applicable to a Restricted Subsidiary of the Parent consolidating with, merging into or transferring all or part of its properties and assets to the Parent or a Wholly Owned Restricted Subsidiary.

The Parent will not permit any Subsidiary Guarantor to consolidate with or merge with or into, or sell, assign, convey, transfer or lease or otherwise dispose of, in one transaction or a series of transactions, all or substantially all of its assets, or issue or sell all of its Capital Stock, to any Person unless:

(1) the resulting, surviving or transferee Person (if not such Subsidiary Guarantor) shall be a Person organized and existing under the laws of the jurisdiction under which such Subsidiary was organized or under the laws of the United States of America, or any State thereof or the District of Columbia, and such Person shall expressly assume, by a Guaranty Agreement, in a form satisfactory to the Trustee, all the obligations of such Subsidiary Guarantor, if any, under its Guarantee; provided, however, that the restriction set forth in this clause (1) shall not be applicable with respect to (a) any disposition of a Subsidiary Guarantor in its entirety, whether through a merger, consolidation or sale of Capital Stock or assets, to the Parent, the Company or any Wholly Owned Restricted Subsidiary or (b) any disposition of a Subsidiary Guarantor in its entirety, whether through a merger, consolidation or sale of Capital Stock or assets, to any other Person if in connection therewith the Parent provides an Officers’ Certificate to the Trustee to the effect that the Parent and the Company will comply with their respective obligations under the covenant described under “—Limitation on Sales of Assets and Subsidiary Stock” in respect of such disposition;

(2) immediately after giving effect to such transaction or transactions on a pro forma basis (and treating any Indebtedness which becomes an obligation of the resulting, surviving or transferee Person as a result of such transaction as having been issued by such Person at the time of such transaction), no Default or Event of Default shall have occurred and be continuing; and

(3) the Parent delivers to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such Guaranty Agreement, if any, complies with the Indenture.

For purposes of the foregoing, the transfer or other disposition (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries of any Person the Capital Stock of which constitutes, directly or indirectly, all or substantially all of the properties and assets of such Person, shall be deemed to be the transfer of all or substantially all of the properties and assets of such Person.

Future Guarantors

From and after the Issue Date, the Parent will cause each of its future domestic Restricted Subsidiaries to, and each Foreign Subsidiary that enters into any guarantee of any Indebtedness of the Parent, the Company or any of the Parent’s Restricted Subsidiaries (other than a Foreign Subsidiary that guarantees only Indebtedness Incurred by another Foreign Subsidiary) to, execute and deliver to the Trustee a Guaranty Agreement pursuant to which such domestic Restricted Subsidiary or Foreign Subsidiary will guarantee payment of the notes on the same terms and conditions as those set forth in the Indenture.

Limitation on Sale/Leaseback Transactions

The Parent and the Company will not, and will not permit any of the Parent’s Restricted Subsidiaries to, enter into any Sale/Leaseback Transaction; provided that the Parent, the Company or the Parent’s Restricted Subsidiaries may enter into a Sale/Leaseback Transaction if:

(1) either (A) the Parent, the Company or such Restricted Subsidiary could have (i) incurred Indebtedness in an amount equal to the Attributable Indebtedness (or Capital Lease Obligation, as applicable) relating to such Sale/Leaseback Transaction pursuant to paragraph (a) of the covenant described under “—Limitation on Indebtedness” and (ii) incurred a Lien to secure such Indebtedness without equally and ratably securing the notes pursuant to the covenant described under “—Limitation on Liens”, or (B) the Attributable Debt (or Capital Lease Obligation, as applicable) relating to such Sale/Leaseback Transaction, when added to the aggregate amount of Attributable Debt (and Capital Lease Obligations, as applicable) Incurred by the Parent, the Company and the Parent’s Restricted Subsidiaries with respect to all Sale/Leaseback Transactions previously entered into by the Parent, the Company and or the Parent’s Restricted Subsidiaries pursuant to this clause (1)(B) during the fiscal year of the Company in which such Sale/Leaseback Transaction is entered into does not exceed $500,000;

(2) the gross cash proceeds of such Sale/Leaseback Transaction are at least equal to the Fair Market Value of the property that is the subject of such Sale/Leaseback Transaction; and

(3) the transfer of assets in such Sale/Leaseback Transaction is permitted by, and the Parent, the Company or such Restricted Subsidiary applies the proceeds of such transaction in compliance with, the covenant described under “—Limitation on Sale of Assets and Subsidiary Stock”.

Limitation on Status as Investment Company

The Indenture will prohibit the Parent, the Company and the Parent’s Restricted Subsidiaries from being required to register as an “investment company” (as that term is defined in the Investment Company Act of 1940, as amended), or from otherwise becoming subject to regulation under the Investment Company Act of 1940, as amended.

Maintenance of Insurance

The Parent and the Company shall, and shall cause each of the Parent’s Restricted Subsidiaries to, maintain liability, casualty and other insurance (including self-insurance consistent with past practice) with responsible insurance companies in such amounts and against such risks as is in accordance with customary industry practice in the general areas in which the Parent, the Company and such Restricted Subsidiaries operate.

Compliance Certificate

(a) The Parent and the Company shall deliver to the Trustee, within 120 days after the end of each fiscal year, an Officers’ Certificate (provided that one of the signatories to each such Officers’ Certificate shall be the principal executive officer, principal financial officer or principal accounting officer of the Parent or the Company, as applicable) stating that a review of the activities of the Parent, the Company and the Parent’s Restricted Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determine whether each has kept, observed, performed and fulfilled its obligations under the Indenture, and further stating, as to each such Officer signing such certificate, that each of the Parent, the Company and the Parent’s Restricted Subsidiaries has kept, observed, performed and fulfilled each and every covenant contained in the Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions thereof (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which such Officer may have knowledge and what action each is taking or proposes to take with respect thereto).

(b) The year-end financial statements delivered pursuant to the covenant described under “SEC Reports” shall be accompanied by a written statement of the independent public accountants of the Parent and the Company (which shall be a firm of established national reputation) which states that in making the examination necessary for certification of such financial statements nothing has come to their attention which would lead them to believe that the Parent, the Company or any of the Parent’s Restricted Subsidiaries has violated any provisions of the covenants described under “—Limitation on Indebtedness”, “—Limitation on Liens”,  “—Limitation on Restricted Payments”, “—Limitation on Sale of Assets and Subsidiary Stock” or “—Limitation on Sale/Leaseback Transactions” or any other provision of the Indenture which requires the making of any of the calculations set forth in the foregoing covenants, or, if any such violation has occurred, specifying the nature and period of existence thereof, it being understood that such accountants shall not be liable directly or indirectly to any Person for any failure to obtain knowledge of any such violation.

Limitation on Payments for Consents

The Parent and the Company will not, and will not permit any of the Parent’s Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the notes unless such consideration is offered to be paid and is paid to all Holders that consent, waive, or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or amendment.

SEC Reports

The Indenture provides that, whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, the Parent and the Company will furnish to the Trustee and, upon request, to the Holders of notes:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if the Parent or the Company were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that describes the financial condition and results of operations of the Parent, the Company and their respective consolidated Subsidiaries (showing in reasonable detail, either on the face of the financial statements or in the footnotes thereto and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, the financial condition and results of operations of the Parent, the Company and the Parent’s Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Parent, if any) and, with respect to the annual information only, a report thereon by the Parent’s and the Company’s certified independent accounts, in each case within the time periods specified in the SEC’s rules and regulations; and

(2) all current reports that would be required to be filed with the SEC on Form 8-K if the Parent or the Company were required to file such reports, in each case within the time periods specified in the SEC’s rules and regulations.

In addition, following the consummation of the Exchange Offer contemplated by the Registration Rights Agreement, whether or not required by the rules and regulations of the SEC, the Parent and the Company will file a copy of all such information and reports with the SEC for public availability within the time periods specified in the SEC’s rules and regulations (unless the SEC will not accept such a filing). In addition, the Parent and the Company have agreed that, prior to the consummation of the Exchange Offer, for so long as any notes remain outstanding, they will furnish to the Holders upon their request, the information required to be delivered pursuant to Rule 144(A)(d)(4) under the Securities Act.

Notwithstanding the foregoing two paragraphs, for so long as the Parent complies with the requirements of Rule 3-10 of Regulation S-X promulgated by the SEC (or any successor provision), the reports, information and other documents required to be filed and provided as described hereunder may, at the Parent’s and the Company’s option, be filed by and be those of the Parent rather than the Company.

Defaults

Each of the following is an “Event of Default”:

(1) a default in the payment of premium, if any, interest (including Additional Interest, if any) or any other amount (other than principal of the notes) on the notes when the same becomes due, and such default continues for 30 days;

(2) a default in the payment of principal of any note when due at its maturity, upon redemption or otherwise (including the failure to make a payment to purchase notes tendered pursuant to a Change of Control Offer or a Net Available Cash Offer);

(3) the failure by the Parent or the Company to comply with their respective obligations under “—Certain Covenants—Merger and Consolidation” above;

(4) the failure by the Parent, the Company or any of the Parent’s Restricted Subsidiaries to comply for 30 days after notice with any of their respective obligations under any covenant or agreement contained in the Indenture (other the failure to pay principal, premium, if any, interest (including Additional Interest, if any) or any other amount on any note or the failure to comply with the covenant described under “—Certain Covenants—Merger and Consolidation” above);

(5) the failure to pay at final maturity (giving effect to any applicable grace periods and any extensions thereof) the principal amount of any Indebtedness of the Parent, the Company or any of the Parent’s Restricted Subsidiaries, or the acceleration of the final stated maturity of any such Indebtedness, if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final maturity or which has been accelerated, aggregates $5.0 million or more at any time;

(6) certain events of bankruptcy, insolvency or reorganization of the Parent, the Company or any of their respective Significant Subsidiaries;

(7) any judgment or decree for the payment of money in excess of $5.0 million is entered against the Parent, the Company or any of the Parent’s Restricted Subsidiaries, remains outstanding for a period of 60 consecutive days following such judgment and is not discharged, waived or stayed within such 60-day period; or

(8) (A) any Guarantee of the Parent or of any Subsidiary Guarantor which is a Significant Subsidiary of the Parent either (i) ceases to be in full force and effect, (ii) is declared to be null and void and unenforceable or (iii) is found to be invalid or (B) the Parent or any such Subsidiary Guarantor denies or disaffirms its liability under its respective Guarantee (other than by reason of release of the Parent or such Subsidiary Guarantor in accordance with the terms of the Indenture).

However, a default under clause (4) will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the outstanding notes notify the Company of the default and the Company does not cure such default within the time specified after receipt of such notice.

If an Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal of and accrued but unpaid interest on all the notes to be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs and is continuing, the principal of and interest on all the notes will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders of the notes.

The Indenture provides that, at any time after a declaration of acceleration with respect to the notes, the Holders of a majority in principal amount of the notes may rescind and cancel such declaration and its consequences:

(1) if the rescission would not conflict with any judgment or decree;

(2) if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration;

(3) to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal and premium, if any, which has become due otherwise than by such declaration of acceleration, has been paid;

(4) if the Company has paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances; and

(5) in the event of the cure or waiver of an Event of Default of the type described in clause (6) of the description above of Events of Default, the Trustee shall have received an Officers’ Certificate from the Company and an Opinion of Counsel that such Event of Default has been cured or waived.

No such rescission shall affect any subsequent Default or impair any right consequent thereto.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders of the notes unless such Holders have offered to the Trustee indemnity or security reasonably satisfactory to the Trustee against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest (including Additional Interest, if any) when due, no Holder of a Note may pursue any remedy with respect to the Indenture or the notes unless:

(1) such Holder has previously given the Trustee notice that an Event of Default is continuing;

(2) Holders of at least 25% in principal amount of the outstanding notes have requested the Trustee to pursue the remedy;

(3) such Holders have offered the Trustee security or indemnity reasonably satisfactory to the Trustee against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5) Holders of a majority in principal amount of the outstanding notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, the Holders of a majority in principal amount of the outstanding notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder of a note or that would involve the Trustee in personal liability.

If a Default occurs, is continuing and is known to the Trustee, the Trustee must mail to each Holder of the notes notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of or interest (including Additional Interest, if any) on any note, the Trustee may withhold notice if and so long as a committee of its Responsible Officers determines that withholding notice is not opposed to the interest of the Holders of the notes. The Company is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action the Company is taking or proposes to take in respect thereof.

Amendments and Waivers

Subject to certain exceptions, the Indenture may be amended with the consent of the Holders of a majority in principal amount of the notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for the notes) and any past default or compliance with any provisions may also be waived with the consent of the Holders of a majority in principal amount of the notes then outstanding. However, without the consent of each Holder of an outstanding note affected thereby, an amendment or waiver may not, among other things:

(1) reduce the amount of notes whose Holders must consent to an amendment;

(2) reduce the rate of or extend the time for payment of interest (including Additional Interest) on any note;

(3) reduce the principal of or extend the Stated Maturity of any note;

(4) reduce the amount payable upon the redemption of any note or change the time at which any note may be redeemed as described under “—Optional Redemption” above;

(5) after the obligation to purchase notes arises thereunder, amend, change or modify in any material respect any obligation to make and consummate a Change of Control Offer in the event of a Change of Control or make and consummate a Net Available Cash Offer with respect to any Asset Disposition that has been consummated or, after such Change of Control has occurred or such Asset Disposition has been consummated, modify any of the provisions or definitions with respect thereto;

(6) make any note payable in money other than that stated in the note;

(7) impair the right of any Holder of the notes to receive payment of principal of and interest (including Additional Interest) on such Holder’s notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s notes;

(8) make any change in the amendment or waiver provisions which require each Holder’s consent;

(9) make any change in the ranking or priority of any note that would adversely affect the Holders; or

(10) make any change in, or release other than in accordance with the Indenture, any Guarantee if such change or release would adversely affect the Holders.

Notwithstanding the preceding, without the consent of any Holder of the notes, the Company and the Trustee may amend the Indenture:

(1) to cure any ambiguity, omission, defect or inconsistency;

(2) to provide for the assumption by a successor corporation of the obligations of the Company, the Parent or any Subsidiary Guarantor under the Indenture;

(3) to provide for uncertificated notes in addition to or in place of certificated notes (provided that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated notes are described in Section 163(f)(2)(B) of the Code);

(4) to add Guarantees with respect to the notes or to secure the notes;

(5) to add to the covenants of the Parent, the Company or the Restricted Subsidiaries of the Parent for the benefit of the Holders of the notes or to surrender any right or power conferred upon the Parent, the Company or a Restricted Subsidiary of the Parent; or

(6) to comply with any requirement of the SEC in connection with the qualification of the Indenture under the TIA;

so long as, in each case, such amendment does not adversely affect the rights of any Holder of the notes, as evidenced by an Opinion of Counsel.

The consent of the Holders of the notes is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

After an amendment under the Indenture becomes effective, the Company is required to mail to Holders of the notes a notice briefly describing such amendment. However, the failure to give such notice to all Holders of the notes, or any defect therein, will not impair or affect the validity of the amendment.

Transfer

The notes will be issued in registered form and will be transferable only upon the surrender of the notes being transferred for registration of transfer. The Company may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers and exchanges.

Defeasance

The Company may, at its option and at any time, elect to have its obligations and the obligations of the Parent and the Subsidiary Guarantors discharged with respect to the outstanding notes and the Guarantees (“Legal Defeasance”). Such Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding notes, except for:

(1) the rights of Holders to receive payments in respect of the principal of, premium, if any, and interest (including Additional Interest) on the notes when such payments are due;

(2) the Company’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payments;

(3) the rights, powers, trust, duties and immunities of the Trustee and the Company’s obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Indenture.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Parent, the Company and the Parent’s Restricted Subsidiaries released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, reorganization and insolvency events) described under “Events of Default” will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders cash in U.S. dollars, non-callable U.S. government obligations, or a combination thereof, in such amounts and at such times as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest (including Additional Interest) on the notes on the stated date for payment thereof or on the applicable redemption date, as the case may be;

(2) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel in the United States reasonably acceptable to the Trustee confirming that:

(a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling; or

(b) since the date of the Indenture, there has been a change in the applicable federal income tax law,

in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel in the United States reasonably acceptable to the Trustee confirming that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the Incurrence of Indebtedness, all or a portion of which is used to defease the notes concurrently with such Incurrence) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

(5) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, the Indenture or any other material agreement or instrument to which the Parent, the Company or any of the Parent’s Restricted Subsidiaries is a party or by which the Parent, the Company or any of the Parent’s Restricted Subsidiaries is bound;

(6) the Company shall have delivered to the Trustee an Officers’ Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company;

(7) the Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with;

(8) the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that, assuming no intervening bankruptcy of the Company between the date of deposit and the 91st day following the date of deposit and that no Holder is an insider of the Company, after the 91st day following the date of deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally; and

(9) certain other customary conditions precedent are satisfied.

Notwithstanding the foregoing, the opinion of counsel required by clause (2) above with respect to a Legal Defeasance need not be delivered if all notes not theretofore delivered to the Trustee for cancellation (x) have become due and payable or (y) will become due and payable on the maturity date within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company.

Satisfaction and Discharge

The Indenture (including the Guarantees) will be discharged and will cease to be of further effect as to all notes issued thereunder when:

(1) either:

(a) all notes that have been authenticated (except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Company) have been delivered to the Trustee for cancellation; or

(b) all notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise or will become due and payable within one year and the Company, the Parent or any Subsidiary Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the notes not delivered to the Trustee for cancellation for principal, premium and Additional Interest, if any, and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company, the Parent or any Subsidiary Guarantor is a party or by which the Company, the Parent or any Subsidiary Guarantor is bound;

(3) the Company, the Parent and each Subsidiary Guarantor has paid or caused to be paid all other sums payable by it under the Indenture; and

(4) the Company has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the notes at maturity or the redemption date, as the case may be.

In addition, the Company must deliver an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

The Bank of New York is the Trustee under the Indenture. We have appointed the Trustee as Registrar and Paying Agent with regard to the notes.

The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; provided, however, if it acquires any conflicting interest it must either eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Holders of a majority in principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. If an Event of Default occurs (and is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense and then only to the extent required by the terms of the Indenture.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of the Parent, the Company or any Subsidiary Guarantor will have any liability for any obligations of the Parent, the Company or any Subsidiary Guarantor under the notes, any Guarantee or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder of the notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. Such waiver and release may not be effective to waive liabilities under the U.S. Federal securities laws, and it is the view of the SEC that such a waiver is against public policy.

Governing Law

The Indenture, the notes and the Guarantees are governed by, and construed in accordance with, the laws of the State of New York applicable to contracts made and to be performed in the State of New York, including, without limitation, Sections 5-1401 and 5-1402 of the New York General Obligations Law and New York Civil Practice Laws and Rules 327(b), without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

Certain Definitions

“Acquired Indebtedness” means Indebtedness of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary of the Parent or at the time it merges or consolidates with or into the Parent, the Company or any of the Parent’s Restricted Subsidiaries or assumed in connection with the acquisition of assets from such Person and in each case not incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary of the Parent or such acquisition, merger or consolidation.

“Additional Assets” means:

(1) any assets that will be used or useful in a Related Business; or

(2) the Capital Stock of a Person that becomes a Restricted Subsidiary of the Parent as a result of the acquisition of such Capital Stock by the Parent, the Company or any of the Parent’s Restricted Subsidiaries; provided, however, that any such Person is primarily engaged in a Related Business.

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing. For purposes of the covenants described under “—Certain Covenants—Limitation on Restricted Payments”, “—Certain Covenants—Limitation on Affiliate Transactions” and “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock” only, the term “Affiliate” shall also include any beneficial owner of Capital Stock representing 10% or more of the total voting power of the Voting Stock (on a fully diluted basis) of the Parent or the Company or of rights or warrants to purchase such Capital Stock (whether or not currently exercisable) and any Person who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof.

“Applicable Required Period” means:

(1) with respect to (a) the Net Available Cash from any Asset Disposition other than the Lagoon Valley Property Disposition, and (b) the Excess Lagoon Net Available Cash from the Lagoon Valley Property Disposition, the period commencing on the date the Company receives such Net Available Cash or Excess Lagoon Net Available Cash, as applicable, and terminating on the date that is 365 days thereafter; and

(2) with respect to the Deferred Lagoon Net Available Cash from the Lagoon Valley Property Disposition, the period commencing on the date the Company consummates the Lagoon Valley Property Disposition and continuing thereafter indefinitely through the Stated Maturity of the notes.

“Asset Disposition” means any direct or indirect sale, lease, transfer, issuance, conveyance, assignment, Sale/Leaseback Transaction or other disposition (or series of related sales, leases, transfers, issuances, conveyances, assignments, Sale/Leaseback Transactions or dispositions) by the Parent, the Company or any of the Parent’s Restricted Subsidiaries, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a “disposition”), of:

(1) any shares of Capital Stock of the Company or any Restricted Subsidiary of the Parent (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Parent, the Company or any of the Parent’s Restricted Subsidiaries); or

(2) any assets, property or business of the Parent, the Company or any of the Parent’s Restricted Subsidiaries outside of the ordinary course of business of the Parent, the Company or such Restricted Subsidiary;

other than, in the case of clauses (1) and (2) above,

(A) a disposition by the Company or any Restricted Subsidiary of the Parent to the Parent or by the Parent, the Company or any of the Parent’s Restricted Subsidiaries to a Wholly Owned Restricted Subsidiary;

(B) for purposes of the covenant described under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock” only, (x) a disposition that constitutes a Restricted Payment permitted by the covenant described under “—Certain Covenants—Limitation on Restricted Payments” or that constitutes a Permitted Investment and (y) a disposition of all or substantially all the assets of the Parent or the Company in accordance with the covenant described under “—Certain Covenants—Merger and Consolidation”;

(C) a disposition or series of related dispositions of assets with a Fair Market Value of less than $1.0 million, until the aggregate Fair Market Value of dispositions excluded from this definition of Asset Disposition pursuant to this clause (C) exceeds $5.0 million;

(D) the grant of Liens not prohibited by the Indenture;

(E) disposals of obsolete, worn out, uneconomical or surplus property or equipment so long as such property or equipment is no longer necessary for the proper conduct of the business of the Parent, the Company and the Parent’s Restricted Subsidiaries;

(F) a disposition of cash or cash equivalents;

(G) the sale or discount, in each case without recourse, of accounts receivable arising in the ordinary course of business, but only in connection with the compromise or collection thereof;

(H) any release of intangible claims or rights in the ordinary course of business in connection with the loss or settlement of a bona fide lawsuit, dispute or controversy;

(I) leases or subleases in the ordinary course of business; and

(J) any disposition of any equipment pursuant to a Sale/Leaseback Transaction that is otherwise permitted by the Indenture to the extent that (x) such equipment was acquired by the Parent, the Company or any of the Parent’s Restricted Subsidiaries with the intention of, and for the sole purpose of, disposing of such equipment pursuant to such Sale/Leaseback Transaction, and (y) the disposition of such equipment in such Sale/Leaseback Transaction occurs within 120 days after the original acquisition thereof by the Parent, the Company or such Restricted Subsidiary.

“Asset Swap” means the execution of a definitive agreement, subject only to customary closing conditions that the Company in good faith believes will be satisfied, for a substantially concurrent purchase and sale, or exchange, of assets (of a kind used or usable by the Parent, the Company or the Parent’s Restricted Subsidiaries in a Related Business) between the Parent, the Company or any of the Parent’s Restricted Subsidiaries and another Person or group of affiliated Persons.

“Attributable Debt” in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate borne by the notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended); provided, however, that if such Sale/Leaseback Transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capital Lease Obligation”.

“Average Life” means, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the then outstanding aggregate principal amount of such Indebtedness into (b) the sum of the total of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

“Board of Directors” with respect to a Person means the Board of Directors of such Person or any committee thereof duly authorized to act on behalf of such Board of Directors.

“Borrowing Base” shall have the meaning ascribed to such term in the Credit Agreement, as in effect from time to time; provided, however, that the Borrowing Base for the purposes of this definition shall equal zero in the event that the definition of “Borrowing Base” set forth in the Credit Agreement is amended, supplemented or modified at any time in any manner so as to reflect a lending rate other than a customary asset-based lending rate which is (i) calculated on the basis of the eligible accounts receivable, eligible inventory and/or net orderly inventory liquidation value of the Company and its Restricted Subsidiaries (on a consolidated basis) and (ii) no more favorable to the Company and its Restricted Subsidiaries than a lending rate that could reasonably be expected to be obtained at the time in an arm’s length transaction with a Person who was not an Affiliate of the Company.

“Business Day” means each day which is not a Legal Holiday.

“Capital Lease Obligation” means an obligation that is required to be classified and accounted for as a capital lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

“Capital Stock” means (a) (i) with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of common stock and Preferred Stock of such Person, and (ii) with respect to any Person that is not a corporation, any and all partnership, membership or other equity interests of such Person, and (b) all warrants, options or other rights to acquire any of the Capital Stock described in the immediately preceding clause (a) (but excluding any debt security that is convertible into, or exchangeable for, any such Capital Stock).

“Code” means the Internal Revenue Code of 1986, as amended.

“Consolidated Coverage Ratio” as of any date of determination means the ratio of (x) the aggregate amount of EBITDA for the period of the most recent four consecutive fiscal quarters ending at least 45 days prior to the date of such determination to (y) the Consolidated Interest Expense for such four fiscal quarters; provided, however, that:

(1) if the Parent, the Company or any of the Parent’s Restricted Subsidiaries has Incurred any Indebtedness since the beginning of such period that remains outstanding or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, or both, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness (and the application of the proceeds thereof) as if such Indebtedness had been Incurred on the first day of such period;

(2) if the Parent, the Company or any of the Parent’s Restricted Subsidiaries has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of such period or if any Indebtedness is to be repaid, repurchased, defeased or otherwise discharged (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) on the date of the transaction giving rise to the need to calculate the Consolidated Coverage Ratio, EBITDA and Consolidated Interest Expense for such period shall be calculated on a pro forma basis as if such discharge had occurred on the first day of such period and as if the Parent, the Company or such Restricted Subsidiary has not earned the interest income actually earned during such period in respect of cash or Temporary Cash Investments used to repay, repurchase, defease or otherwise discharge such Indebtedness;

(3) if since the beginning of such period the Parent, the Company or any of the Parent’s Restricted Subsidiaries shall have made any Asset Disposition, EBITDA for such period shall be reduced by an amount equal to EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period, or increased by an amount equal to EBITDA (if negative), directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Parent, the Company or any of the Parent’s Restricted Subsidiaries repaid, repurchased, defeased or otherwise discharged with respect to the Parent, the Company and the Parent’s continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary of the Parent is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Parent, the Company and the Parent’s continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

(4) if since the beginning of such period the Parent, the Company or any of the Parent’s Restricted Subsidiaries (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary of the Parent (or any person which becomes a Restricted Subsidiary of the Parent) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction requiring a calculation to be made hereunder, which constitutes all or substantially all of an operating unit of a business, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period; and

(5) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary of the Parent or was merged with or into the Parent, the Company or any of the Parent’s Restricted Subsidiaries since the beginning of such period) shall have made any Asset Disposition, Investment or acquisition of assets that would have required an adjustment pursuant to clause (3) or (4) above if made by the Parent, the Company or any of the Parent’s Restricted Subsidiaries during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition occurred on the first day of such period.

In calculating Consolidated Interest Expense for purposes of determining the denominator (but not the numerator) of this “Consolidated Coverage Ratio”, if any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months).

“Consolidated Interest Expense” means, for any period, the total interest expense of the Parent, the Company and the Parent’s consolidated Restricted Subsidiaries, as determined in accordance with GAAP, plus, to the extent not included in such total interest expense, and to the extent incurred by the Parent, the Company or any of the Parent’s Restricted Subsidiaries, without duplication:

(1) interest expense attributable to Capital Lease Obligations and leases constituting part of a Sale/Leaseback Transaction;

(2) amortization of debt discount and debt issuance cost;

(3) capitalized interest;

(4) non-cash interest expense;

(5) the interest portion of any deferred payment obligation;

(6) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing;

(7) net costs pursuant to Hedging Obligations (excluding cash costs paid to unwind Interest Rate Agreements existing on or prior to the Issue Date);

(8) accrued dividends in respect of all Disqualified Stock of the Parent and all Preferred Stock of any of the Restricted Subsidiaries of the Parent, to the extent held by Persons other than the Parent or any Wholly Owned Restricted Subsidiary (other than dividends payable solely in Capital Stock (other than Disqualified Stock) of the Parent); provided, however, that such dividends will be multiplied by a fraction the numerator of which is one and the denominator of which is one minus the effective combined tax rate of the issuer of such Preferred Stock (expressed as a decimal) for such period (as estimated by the Chief Financial Officer of the Company in good faith);

(9) interest accruing on any Indebtedness of any other Person to the extent such Indebtedness is guaranteed by (or secured by the assets of) the Parent, the Company or any of the Parent’s Restricted Subsidiaries; and

(10) the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than the Company) in connection with Indebtedness Incurred by such plan or trust.

“Consolidated Net Income” means, for any period, the net income (or loss) of the Parent, the Company and the Parent’s Restricted Subsidiaries, as determined on a consolidated basis in accordance with GAAP; provided, however, that there shall not be included in such Consolidated Net Income:

(1) any net income (or loss) of any Person acquired by the Parent, the Company or any of the Parent’s Restricted Subsidiaries in a pooling of interests transaction for any period prior to the date of such acquisition;

(2) the net income of any Person, other than a Restricted Subsidiary of the Parent, except to the extent of the amount of any cash dividends or distributions actually paid in cash to the Parent or to a Wholly Owned Restricted Subsidiary during such period;

(3) (a) the net income of any Restricted Subsidiary of the Company to the extent that such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company; provided, however, that, subject to the exclusion contained in clause (4) below, the net income of any such Restricted Subsidiary shall be included in Consolidated Net Income in an amount equal to the aggregate amount of cash actually distributed by such Restricted Subsidiary during such period to the Company or a Subsidiary Guarantor that is a Restricted Subsidiary of the Company as a dividend or other distribution; provided, further, that the net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income), and (b) the net income of any Restricted Subsidiary of the Parent (other than the Company and any of the Company’s Restricted Subsidiaries) to the extent that such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Parent; provided, however, that, subject to the exclusion contained in clause (4) below, the net income of any such Restricted Subsidiary shall be included in Consolidated Net Income in an amount equal to the aggregate amount of cash actually distributed by such Restricted Subsidiary during such period to the Parent or a Subsidiary Guarantor that is a Restricted Subsidiary of the Parent as a dividend or other distribution; provided, further, that the net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income);

(4) after-tax gains and losses realized upon the sale or other disposition of any assets of the Parent, its consolidated Restricted Subsidiaries or any other Person (including pursuant to any sale-and-leaseback arrangement) which is not sold or otherwise disposed of in the ordinary course of business and any gain or loss realized upon the sale or other disposition of any Capital Stock of any Person;

(5) after-tax items classified as (a) extraordinary or nonrecurring gains or (b) non-cash charges resulting from the impairment of goodwill pursuant to FAS 142;

(6) the cumulative effect of a change in accounting principles;

(7) any restoration to income of any material contingency reserve, except to the extent that provision for such reserve was made out of Consolidated Net Income accrued at any time following the Issue Date;

(8) income (or loss) attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued); and

(9) in the case of a successor to the Parent or any of its Restricted Subsidiaries by consolidation or merger or as a transferee of such Person’s assets, any earnings of the successor corporation prior to such consolidation, merger or transfer of assets.

“Consolidated Net Worth” of any Person means the consolidated stockholders’ equity of such Person and its Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP, less, without duplication,

(i) amounts attributable to Disqualified Stock or treasury stock of such Person, (ii) all upward revaluations and other write-ups in the book value of any asset of such Person or its consolidated Subsidiaries, and (iii) all Investments in Persons that are not Restricted Subsidiaries of such Person.

“Credit Agreement” means the Credit Agreement to be entered into on the Issue Date by and among, the Company, certain of its Subsidiaries, the lenders referred to therein, Deutsche Bank Trust Company Americas, as Agent, together with the related documents thereto (including the term loans and revolving loans thereunder, any guarantees and security documents), in each case as such agreements may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring (including, without limitation, increasing the amount of available borrowings thereunder or adding Restricted Subsidiaries of the Parent as additional borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement or any successor or replacement agreement or agreements and whether by the same or any other agent, lender or group of lenders.

“Currency Agreement” means in respect of a Person any foreign exchange contract, currency swap agreement or other similar agreement designed to protect such Person against fluctuations in currency values.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Deferred Lagoon Net Available Cash” means a portion of the Net Available Cash from the Lagoon Valley Property Disposition not in excess of $15.0 million.

“Disqualified Stock” means, with respect to any Person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder) or upon the happening of any event:

(1) matures or is mandatorily redeemable (other than redeemable only for Capital Stock of such Person which is not itself Disqualified Stock) pursuant to a sinking fund obligation or otherwise;

(2) is convertible, redeemable or exchangeable at the option of the holder for Indebtedness or Disqualified Stock; or

(3) must be purchased upon the occurrence of certain events or otherwise, in whole or in part;

in each case on or prior to the first anniversary of the Stated Maturity of the notes.

The amount of any Disqualified Stock that does not have a fixed redemption, repayment or repurchase price will be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were redeemed, repaid or repurchased on any date on which the amount of such Disqualified Stock is to be determined pursuant to the Indenture; provided, however, that if such Disqualified Stock could not be required to be redeemed, repaid or repurchased at the time of such determination, the redemption, repayment or repurchase price will be the book value of such Disqualified Stock as reflected in the most recent financial statements of such Person.

“EBITDA” for any period means the sum of Consolidated Net Income for such period, plus the following to the extent deducted in calculating such Consolidated Net Income:

(1) all income tax expense of the Parent, the Company and the Parent’s consolidated Restricted Subsidiaries, calculated in accordance with GAAP (other than income taxes attributable to extraordinary, unusual or nonrecurring gains or losses or taxes attributable to sales or dispositions outside the ordinary course of business);

(2) Consolidated Interest Expense;

(3) depreciation and amortization expense of the Parent, the Company and the Parent’s consolidated Restricted Subsidiaries (excluding amortization expense attributable to a prepaid operating activity item that was paid in cash in a prior period); and

(4) all other non-cash charges of the Parent, the Company and the Parent’s consolidated Restricted Subsidiaries (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash expenditures in any future period) less all non-cash items increasing Consolidated Net Income;

in each case for such period. Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and non-cash charges of, a Restricted Subsidiary of the Parent shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion, including by reason of minority interests) that the net income of such Restricted Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be dividended to the Parent by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its stockholders.

“Excess Lagoon Net Available Cash” means that portion, if any, of the Net Available Cash from the Lagoon Valley Property Disposition in excess of $15.0 million.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Fair Market Value” means, with respect to any asset or property, the price which could be negotiated in an arm’s-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair Market Value will be determined in good faith by the Board of Directors of the Parent, whose determination will be conclusive and evidenced by a resolution of the Board of Directors of the Parent and an Officers’ Certificate of the Parent, in each case, delivered to the Trustee.

“Foreign Subsidiary” means any Restricted Subsidiary of the Parent that is not organized under the laws of the United States of America or any State thereof or the District of Columbia.

“GAAP” means accounting principles generally accepted in the United States set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, in effect on the Issue Date.

“Guarantee” means the guarantee by the Parent and each Subsidiary Guarantor of the Company’s obligations with respect to the notes.

“Guaranty Agreement” means a supplemental indenture, in a form satisfactory to the Trustee, pursuant to which the Parent or a Subsidiary Guarantor guarantees the Company’s obligations with respect to the notes on the terms provided for in the Indenture.

“Hedging Obligations” of any Person means the obligations of such Person pursuant to any Interest Rate Agreement or Currency Agreement.

“Holder” means the Person in whose name a note is registered on the Registrar’s books.

“Incur” means to, directly or indirectly, issue, create, acquire, assume, guarantee, incur or otherwise become liable for or responsible for the payment of, whether contingently or otherwise; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Restricted Subsidiary of the

Parent (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Restricted Subsidiary of the Parent. The term “Incurrence” when used as a noun shall have a correlative meaning.

“Indebtedness” means, with respect to any Person, on any date of determination (without duplication):

(1) all obligations of such Person (A) for money borrowed or (B) evidenced by notes, debentures, bonds or other similar instruments;

(2) all Capital Lease Obligations of such Person and all Attributable Debt in respect of Sale/Leaseback Transactions entered into by such Person;

(3) all obligations of such Person issued or assumed as the deferred purchase price of property (including earn outs), all conditional sale obligations and all obligations under any title retention agreement (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business that are not overdue by 90 days or more or are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted);

(4) all obligations of such Person for the reimbursement of any obligor on any letter of credit, bankers’ acceptance or similar credit transaction;

(5) all Disqualified Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price;

(6) Acquired Indebtedness;

(7) all obligations of the type referred to in clauses (1) through (6) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any guarantee;

(8) all obligations of the type referred to in clauses (1) through (7) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets and the amount of the obligation so secured; and

(9) to the extent not otherwise included in this definition, Hedging Obligations of such Person.

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date; provided however, that in the case of Indebtedness sold at a discount, the amount of such Indebtedness at any time will be the accreted value thereof at such time.

“Independent Qualified Party” means an investment banking firm, accounting firm or appraisal firm of national standing; provided, however, that such firm is not an Affiliate of the Parent.

“Interest Rate Agreement” means in respect of a Person any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement designed to protect such Person against fluctuations in interest rates.

“Investment” means, with respect to any Person, any direct or indirect loan or other extension of credit (including, without limitation, a guarantee) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any Person. “Investment” shall exclude extensions of trade credit by the Parent, the Company and the Parent’s Restricted Subsidiaries on commercially reasonable terms in accordance with normal trade practices of the Parent, the Company or such Restricted Subsidiary, as the case may be. For the purposes of the “—Limitation on Restricted Payments” covenant, (i) “Investment” shall include and be valued at the Fair Market Value of the net assets of any Restricted Subsidiary of the Parent at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary and shall exclude the Fair Market Value of the net assets of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary of the Parent and (ii) the amount of any Investment shall be the original cost of such Investment plus the cost of all additional Investments by the Parent, the Company or any of the Parent’s Restricted Subsidiaries, without any adjustments for increases or decreases in value, or write-ups, write-downs or write-offs with respect to such Investment, reduced by the payment of dividends or distributions in connection with such Investment or any other amounts received in respect of such Investment; provided that no such payment of dividends or distributions or receipt of any such other amounts shall reduce the amount of any Investment if such payment of dividends or distributions or receipt of any such amounts would be included in Consolidated Net Income.

“Issue Date” means the date on which the old notes are originally issued.

“Lagoon Valley Property” means that certain real property owned by the Company as of the Issue Date in Vacaville, California.

“Lagoon Valley Property Disposition” means the sale of the Lagoon Valley Property by the Company pursuant to the terms of an option agreement dated April 30, 2003.

“Legal Holiday” means a Saturday, a Sunday or a day on which banking institutions are not required to be open in the State of New York.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof) and any agreement to grant any of the foregoing.

“Net Available Cash” from an Asset Disposition means cash or cash equivalent payments received therefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to such properties or assets or received in any other non-cash form), in each case net of:

(1) all reasonable legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Disposition;

(2) all repayments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law, be repaid out of the proceeds from such Asset Disposition; and

(3) the deduction of appropriate amounts provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the property or other assets disposed in such Asset Disposition and retained by the Parent, the Company or any of the Parent’s Restricted Subsidiaries after such Asset Disposition;

“Net Cash Proceeds”, with respect to any issuance or sale of Capital Stock or Indebtedness, means the cash proceeds of such issuance or sale net of reasonable attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

“Obligations” means, with respect to any Indebtedness, all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, and other amounts payable pursuant to the documentation governing such Indebtedness.

“Officer” means the Chairman of the Board, the President, any Vice President, the Treasurer, the Secretary or any Assistant Secretary of the Parent or the Company, as applicable.

“Officers’ Certificate” means a certificate signed by two Officers.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to, the Parent or the Company.

“Permitted Holders” means Madison Dearborn Capital Partners, L.P., Madison Dearborn Capital Partners II, L.P. and each of their respective Affiliates.

“Permitted Investment” means an Investment by the Parent, the Company or any of the Parent’s Restricted Subsidiaries:

(1) in the Parent, the Company, a Wholly Owned Restricted Subsidiary or a Person that will, upon the making of such Investment, become a Wholly Owned Restricted Subsidiary; provided, however, that the primary business of such Person is a Related Business;

(2) in another Person if, as a result of such Investment, such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all of its assets to, the Parent, the Company or any Wholly Owned Restricted Subsidiary; provided, however, that the primary business of such Person is a Related Business;

(3) in cash and Temporary Cash Investments;

(4) represented by receivables owing to the Parent, the Company or any of the Parent’s Restricted Subsidiaries if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms;

(5) represented by loans or advances to employees made for bona fide business purposes in the ordinary course of business consistent with past practices of the Parent, the Company or such Restricted Subsidiary;

(6) in securities of trade creditors or customers received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers;

(7) in any Person to the extent such Investment represents the non-cash portion of the consideration received for an Asset Disposition as permitted pursuant to the covenant described under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock”;

(8) in any person to the extent such Investments consist of prepaid expenses, negotiable instruments held for collection and lease, utility and workers’ compensation, performance and other similar deposits made in the ordinary course of business by the Parent, the Company or any of the Parent’s Restricted Subsidiaries;

(9) in any person to the extent such Investments consist of Hedging Obligations entered into in the ordinary course of business and otherwise permitted under the covenant described under “—Certain Covenants—Limitation on Indebtedness”;

(10) represented by guarantees that are otherwise permitted under the Indenture; and

(11) the payment for which is Capital Stock (other than Disqualified Stock) of the Parent.

“Permitted Liens” means the following types of Liens:

(1) Liens for taxes, assessments or governmental charges or claims either (a) not delinquent or (b) contested in good faith by appropriate proceedings and as to which the Parent, the Company or any of the Parent’s Restricted Subsidiaries shall have set aside on its books such reserves as may be required pursuant to GAAP;

(2) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law or pursuant to customary reservations or retentions of title incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof;

(3) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, including any Lien securing letters of credit issued in the ordinary course of business consistent with past practice in connection therewith, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

(4) judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

(5) easements, rights-of-way, zoning restrictions and other similar charges or encumbrances in respect of real property not interfering in any material respect with the ordinary conduct of the business of the Parent, the Company or any of the Parent’s Restricted Subsidiaries;

(6) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(7) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

(8) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements of the Parent, the Company or any of the Parent’s Restricted Subsidiaries, including rights of offset and set-off;

(9) Liens securing Hedging Obligations consisting of Interest Rate Agreements to the extent that such Hedging Obligations relate to Indebtedness that is otherwise permitted under the Indenture;

(10) Liens existing as of the Issue Date and securing Indebtedness permitted to be outstanding under clause (b)(4) of the covenant described under “—Certain Covenants—Limitation on Indebtedness”, to the extent and in the manner such Liens are in effect on the Issue Date;

(11) Liens securing Indebtedness under the Credit Agreement to the extent such Indebtedness is permitted under clause (b)(1) of the covenant described under “—Certain Covenants—Limitation on Indebtedness”;

(12) Liens of the Company or a Wholly Owned Restricted Subsidiary on assets of any Restricted Subsidiary of the Parent;

(13) Liens securing Refinancing Indebtedness permitted to be Incurred pursuant to the Indenture which is Incurred to Refinance any Indebtedness which has been secured by a Lien permitted under the covenant described under “—Certain Covenants—Limitation on Liens” and which has been incurred in accordance with the covenant described under “—Certain Covenants—Limitation on Indebtedness”; provided, however, that such Liens: (i) are no less favorable to the Holders and are not more favorable to the lienholders with respect to such Liens, in either case, in any material respect as determined by the Board of Directors of the Parent in its reasonable and good faith judgment than the Liens in respect of the Indebtedness being Refinanced and (ii) do not extend to or cover any property or assets of the Parent, the Company or any of the Parent’s Restricted Subsidiaries not securing the Indebtedness so Refinanced;

(14) Liens securing the notes, the Exchange Notes and the related Guarantees;

(15) any interest or title of a lessor under any Capital Lease Obligation permitted to be incurred under the Indenture; provided that such Liens do not extend to any property or asset which is not leased property subject to such Capital Lease Obligation;

(16) Liens securing Purchase Money Indebtedness permitted to be incurred under the Indenture; provided, however, that (a) such Purchase Money Indebtedness shall not exceed the purchase price or other cost of such property or equipment plus the amount of reasonable fees and expenses incurred in connection with such financing and shall not be secured by any property or equipment of the Parent, the Company or any of the Parent’s Restricted Subsidiaries other than the property and equipment so acquired and (b) the Lien securing such Purchase Money Indebtedness shall be created within 120 days of such acquisition;

(17) Liens securing Acquired Indebtedness incurred in accordance with the Indenture; provided that:

(a) such Liens secured such Acquired Indebtedness at the time of and prior to the incurrence of such Acquired Indebtedness by the Parent, the Company or any of the Parent’s Restricted Subsidiaries and were not granted in connection with, or in anticipation of, the incurrence of such Acquired Indebtedness by the Parent, the Company or any of the Parent’s Restricted Subsidiaries; and

(b) such Liens do not extend to or cover any property or assets of the Parent, the Company or any of the Parent’s Restricted Subsidiaries other than the property or assets that secured the Acquired Indebtedness prior to the time such Indebtedness became Acquired Indebtedness of the Parent, the Company or any of the Parent’s Restricted Subsidiaries and are no more favorable to the lienholders than those securing the Acquired Indebtedness prior to the incurrence of such Acquired Indebtedness by the Parent, the Company or any of the Parent’s Restricted Subsidiaries; and

(18) Liens arising from precautionary Uniform Commercial Code financing statement filings regarding operating leases entered into in the ordinary course of business.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock”, as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

“Public Equity Offering” means an underwritten primary public offering of common stock of the Parent pursuant to an effective registration statement under the Securities Act.

“Purchase Money Indebtedness” means Indebtedness of the Parent, the Company or the Parent’s Restricted Subsidiaries (to the extent that under the terms thereof and any related contract or other agreement, no personal recourse could be had against such Person for the payment of the principal of or interest or premium or other amounts with respect to such Indebtedness or for any claim based on such Indebtedness and that enforcement of obligations on such Indebtedness is limited solely to recourse against interests in the specified assets so financed) incurred in the normal course of business for the purpose of financing all or any part of the purchase price, or the cost of installation, construction or improvement, of property or equipment.

“Recourse Indebtedness” means Indebtedness (a) as to which the Parent, the Company or any of the Parent’s Restricted Subsidiaries (1) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (2) is directly or indirectly liable (as a guarantor or otherwise), or (3) constitutes the lender, or (b) a default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) a holder of any other Indebtedness of the Parent, the Company or any of the Parent’s Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its Stated Maturity.

“Refinance” means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such Indebtedness. “Refinanced” and “Refinancing” shall have correlative meanings.

“Refinancing Indebtedness” means Indebtedness that Refinances any Indebtedness of the Parent, the Company or any of the Parent’s Restricted Subsidiaries existing on the Issue Date or Incurred in compliance with the Indenture (other than Indebtedness permitted pursuant to clauses (1), (6), (7), (8), (9), (10), (11) or (12) of paragraph (b) of the covenant described under “—Certain Covenants—Limitation on Indebtedness”), including Indebtedness that Refinances Refinancing Indebtedness; provided, however, that:

(1) such Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced;

(2) such Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being Refinanced;

(3) such Refinancing Indebtedness has an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding or committed (plus any premium and defeasance costs required to be paid under the explicit terms of the instrument governing the Indebtedness being Refinanced and plus the amount of reasonable expenses incurred by the Parent, the Company or such Restricted Subsidiary in connection with such Refinancing) under the Indebtedness being Refinanced; and

(4) if the Indebtedness being Refinanced is subordinated in right of payment to the notes, such Refinancing Indebtedness is subordinated in right of payment to the notes at least to the same extent as the Indebtedness being Refinanced;

provided, however, that Refinancing Indebtedness shall not include Indebtedness of the Parent, the Company or any of the Parent’s Restricted Subsidiaries that Refinances Indebtedness of an Unrestricted Subsidiary.

“Registration Rights Agreement” means the Registration Rights Agreement dated on or about September 30, 2003, among the Company and the Initial Purchasers.

“Related Business” means any business in which the Parent or a Restricted Subsidiary of the Parent was engaged on the Issue Date and any business related, ancillary or complementary to any business of the Parent or a Restricted Subsidiary of the Parent in which the Parent or a Restricted Subsidiary of the Parent was engaged on the Issue Date.

“Responsible Officer” means, when used with respect to the Trustee, any officer within the corporate trust department of the Trustee, including the vice president, assistant vice president, assistant treasurer, trust officer or any other officer of the Trustee who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such Person’s knowledge of and familiarity with the particular subject and who shall have direct responsibility for the administration of this Indenture.

“Restricted Payment” with respect to any Person means:

(1) the declaration or payment of any dividends or any other distributions of any sort in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving such Person) or similar payment to the direct or indirect holders of its Capital Stock (other than dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock) and dividends or distributions payable solely to the Parent, the Company or any of the Parent’s Restricted Subsidiaries);

(2) the purchase, redemption or other acquisition or retirement for value of any Capital Stock of the Parent held by any Person or of any Capital Stock of a Restricted Subsidiary of the Parent held by any Person, including in connection with any merger or consolidation and including the exercise of any option to exchange any Capital Stock (other than into Capital Stock of the Company that is not Disqualified Stock);

(3) the purchase, prepayment, repurchase, redemption, defeasance or other acquisition or retirement for value or other payment of principal on, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment of any Subordinated Indebtedness of such Person; or

(4) the making of any Investment (other than a Permitted Investment) in any Person.

“Restricted Subsidiary” means, with respect to any Person, any direct or indirect Subsidiary of such Person that is not an Unrestricted Subsidiary.

“Sale/Leaseback Transaction” means an arrangement relating to property owned by the Parent, the Company or any of the Parent’s Restricted Subsidiaries on the Issue Date or thereafter acquired by the Parent, the Company or any of the Parent’s Restricted Subsidiaries whereby the Parent, the Company or any of the Parent’s Restricted Subsidiaries transfers such property to a Person and the Parent, the Company or any of the Parent’s Restricted Subsidiaries leases it from such Person.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Significant Subsidiary” of any Person means any Subsidiary of such Person that satisfies the criteria for a “significant subsidiary” of such Person within the meaning of Rule 1-02 under Regulation S-X under the Exchange Act.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

“Subordinated Indebtedness” means, with respect to a Person, any Indebtedness of such Person (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to the notes or a Guarantee of such Person, as the case may be, pursuant to a written agreement to that effect.

“Subsidiary” means, with respect to any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of its Voting Stock is at the time owned or controlled, directly or indirectly, by:

(1) such Person;

(2) such Person and one or more Subsidiaries of such Person; or

(3) one or more Subsidiaries of such Person.

“Subsidiary Guarantor” means each Subsidiary of the Parent that executes the Indenture as a guarantor on the Issue Date and each other Subsidiary of the Parent that thereafter guarantees the notes pursuant to the terms of the Indenture.

“Temporary Cash Investments” means any of the following:

(1) any investment in direct obligations of the United States of America or any agency thereof or obligations guaranteed by the United States of America or any agency thereof;

(2) investments in demand and time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any State thereof or any foreign country recognized by the United States of America, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $50.0 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated “A” (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor;

(3) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank meeting the qualifications described in clause (2) above;

(4) investments in commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of “P-1” (or higher) according to Moody’s Investors Service, Inc. or “A-1” (or higher) according to Standard and Poor’s Ratings Group; and

(5) investments in securities with maturities of six months or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least “A” by Standard & Poor’s Ratings Group or “A” by Moody’s Investors Service, Inc.

“Trustee” means The Bank of New York until a successor replaces it and, thereafter, means the successor.

“Unrestricted Subsidiary” means:

(1) any Subsidiary of the Parent that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of the Parent in the manner provided below; and

(2) any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of the Parent may designate any Subsidiary of the Parent (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless (a) such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or holds any Lien on any property of, the Parent or any other Subsidiary of the Parent that is not a Subsidiary of the Subsidiary to be so designated, (b) such Subsidiary or any of its Subsidiaries has Recourse Indebtedness, (c) such Subsidiary or any of its Subsidiaries is party to any agreement, contract, arrangement or understanding with the Parent, the Company or any of the Parent’s Restricted Subsidiaries the terms of which are less favorable to the Parent, the Company or any of the Parent’s Restricted Subsidiaries than those that might be obtained at the time from Persons who are not Affiliates of the Parent, (d) such Subsidiary or any of its Subsidiaries is a Person with respect to which the Parent, the Company or any of the Parent’s Restricted Subsidiaries has any direct or indirect obligation (y) to subscribe for additional Capital Stock or (z) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results, (e) such designation would not be permitted under the covenant described under “—Certain Covenants—Limitation on Restricted Payments” or (f) such Subsidiary or any of its Subsidiaries does not have at least one executive officer and one member of its Board of Directors and at least one executive officer that is, in both cases, is not an executive officer of, and is not a member of the Board of Directors of the Parent.

The Board of Directors of the Parent may designate any Unrestricted Subsidiary to be a Restricted Subsidiary of the Parent; provided, however, that immediately after giving effect to such designation (A) the

Company could Incur $1.00 of additional Indebtedness under paragraph (a) of the covenant described under “—Certain Covenants—Limitation on Indebtedness” and (B) no Default or Event of Default shall have occurred and be continuing or result therefrom. Any such designation by the Board of Directors of the Parent shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors of the Parent giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

Notwithstanding anything to the contrary set forth herein, in no event may the Parent designate the Company, or shall the Company otherwise become, an Unrestricted Subsidiary.

“U.S. Government Obligations” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer’s option.

“Voting Stock” of a Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

“Wholly Owned Restricted Subsidiary” means a Restricted Subsidiary of the Parent which is also a Subsidiary Guarantor all the Capital Stock of which (other than directors’ qualifying shares) is owned by the Parent or one or more Wholly Owned Restricted Subsidiaries of the Parent.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

General

The following is a general discussion of the material U.S. federal income tax consequences and, in the case of a Non-United States Holder (as defined below), certain U.S. federal estate tax consequences, of the exchange of original notes issued on September 30, 2003 for new notes and the purchase, ownership and disposition of the new notes. Except where noted, the summary deals only with original notes or new notes held as capital assets within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), and does not deal with special situations, such as those of broker-dealers, tax-exempt organizations, individual retirement accounts and other tax deferred accounts, financial institutions, insurance companies, persons holding original notes or new notes as part of a hedging or conversion transaction, a straddle or a constructive sale, persons who have ceased to be United States citizens or to be taxed as resident aliens and United States Holders (as defined below) whose functional currency is not the U.S. dollar. Furthermore, the discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. In addition, except as otherwise indicated, the following does not consider the effect of any applicable foreign, state, local or other tax laws or estate or gift tax considerations.

As used herein, a “United States Holder” is a beneficial owner of an original note or a new note that is: (i) a citizen or individual resident of the United States; (ii) a corporation, or entity taxable as a corporation, that was created or organized in or under the laws of the United States or any political subdivision thereof; (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust if: (a) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust; or (b) the trust was in existence on August 20, 1996, and on August 19, 1996 was treated as a domestic trust and has elected to be treated as a U.S. person.

A “Non-United States Holder” is a beneficial owner of an original note or a new that is not a United States Holder.

For U.S. federal income tax purposes, income earned through a foreign or domestic partnership or other flow-through entity is attributed to its owners. Accordingly, if a partnership or other flow through entity holds notes, the U.S. federal income tax treatment of a partner in the partnership or owner of an equity interest in the flow-through entity will generally depend on the status of the partner or owner and the activities of the partnership or flow-through entity.

Special rules may apply to certain Non-United States Holders, such as “controlled foreign corporations,” “passive foreign investment companies” and “foreign personal holding companies,” that are subject to special treatment under the Code. Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them or to their shareholders.

Persons considering the exchange of original notes for new notes or the purchase of new notes should consult their own tax advisors concerning the U.S. federal income tax consequences of the exchange of original notes for new notes or the purchase, ownership and disposition of the new notes in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

United States Holders

Exchange of Notes

A United States Holder’s receipt of a new note in exchange for an original note pursuant to the exchange offer will not result in a taxable exchange to us or the United States Holder. Accordingly: (i) no gain or loss will be recognized by the United States Holder upon receipt of the new note; (ii) the holding period of the new note will include the holding period of the original note exchanged therefor; and (iii) the adjusted tax basis of the new note will be the same as the adjusted tax basis of the original note exchanged therefor at the time of the exchange.

Stated Interest

Except as set forth below, a United States Holder will have ordinary interest income equal to the amount of interest paid or accrued on a new note, realized in accordance with the United States Holder’s method of accounting for U.S. federal income tax purposes. The new notes will not be treated as issued with original issue discount.

Market Discount

If a United States Holder purchases a new note (or purchased the original note for which the new note was exchanged, as the case may be) at a price that is less than its principal amount, the excess of the principal amount over the United States Holder’s purchase price will be treated as “market discount.” However, the market discount will be considered to be zero if it is less than ¼ of 1% of the principal amount multiplied by the number of complete years to maturity from the date the United States Holder purchased the new note or original note, as the case may be.

Under the market discount rules of the Code, a United States Holder generally will be required to treat any principal payment on, or any gain realized on the sale, exchange, retirement or other disposition of, a new note (or the original note for which the new note was exchanged, as the case may be) as ordinary income (generally treated as interest income) to the extent of the market discount which accrued but was not previously included in income. In addition, the United States Holder may be required to defer, until the maturity of the new note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry the new note (or the original note for which the new note was exchanged, as the case may be). In general, market discount will be considered to accrue ratably during the period from the date of the purchase of the new note (or original note for which the new note was exchanged, as the case may be) to the maturity date of the new note, unless the United States Holder makes an irrevocable election (on an instrument-by-instrument basis) to accrue market discount under a constant yield method. A United States Holder of a new note may elect to include market discount in income currently as it accrues (under either a ratable or constant yield method), in which case the rules described above regarding the treatment as ordinary income of gain upon the disposition of the new note and upon the receipt of certain payments and the deferral of interest deductions will not apply. The election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the Internal Revenue Service. United States Holders should consult their own tax advisors before making this election.

Amortizable Bond Premium

A United States Holder that purchases a note (or purchased the original note for which the new note was exchanged, as the case may be) for an amount in excess of its stated principal amount will be considered to have purchased the new note (or original note) with “amortizable bond premium” in an amount equal to such excess. A United States Holder may elect to amortize the premium over the remaining term of the new note under a constant yield method. The amount amortized in any year will be treated as a reduction to the United States Holder’s interest income from the new note and will reduce the United States Holder’s tax basis in the new note.

However, because of our rights to optionally redeem the notes during the period beginning on the issue date of the original notes and ending on December 31, 2008 (see “Description of the Notes—Optional Redemption”), special rules will apply that will result in the deferral of amortization of all or some of the premium based on the assumption that we will exercise our redemption rights so as to maximize the yield to the holders of notes. If such optional redemption rights expire unexercised, bond premium may be recalculated. United States Holders that elect to amortize bond premium should consult with their own tax advisors concerning the manner in which the bond premium may be amortized. Bond premium on a new note held by a United States Holder that does not make such an election will decrease the gain or increase the loss otherwise recognized upon disposition of the new note.

The election to amortize premium on a constant yield method, once made, applies to all debt obligations held or subsequently acquired by the electing United States Holder on or after the first day of the taxable year to which the election applies and may not be revoked without the consent of the Internal Revenue Service. United States Holders should consult their own tax advisors before making this election.

Constant Yield Election

As an alternative to the above-described rules for including interest payments and market discount in income and amortizing bond premium, a United States Holder may elect to include in gross income all interest that accrues on a new note, including stated interest, market discount and adjustments for bond premium, on the constant yield method. If a United States Holder makes such an election, it will be deemed to have made an election to amortize bond premium, or to include market discount under the constant yield method, as the case may be. Either of these deemed elections will apply to all debt instruments held or subsequently acquired by the United States Holder. Particularly for United States Holders who are on the cash method of accounting, a constant yield election may have the effect of causing the United States Holder to include interest in income earlier than would be the case if no such election were made, and the election may not be revoked without the consent of the Internal Revenue Service. United States Holders should consult their own tax advisors before making this election.

Disposition of the Notes

Except as discussed above under the heading “—Exchange of Notes”, a United States Holder generally will recognize capital gain or loss on the sale, exchange, redemption, retirement or other disposition of a new note in an amount equal to the difference between the amount of cash plus the net fair market value of any property received, other than any such amount attributable to accrued interest (which will be taxable as such if not previously included in income), and the United States Holder’s adjusted tax basis in the new note (or, in the case of a new note acquired in exchange for an original note, the tax basis of such original note, as discussed above under the caption “—Exchange of Notes”). In the absence of a constant yield election, a United States Holder’s adjusted tax basis in a new note will generally be its cost for the new note increased by the amount of any market discount previously included in the United States Holder’s gross income and decreased, if applicable, by any amortized bond premium.

Any gain recognized by a non-corporate United States Holder on the sale, exchange, redemption, retirement or other disposition of a new note that such United States Holder has held for more than one year (taking into account, for this purpose, in the case of a new note received in exchange for an original note in the exchange offer, the period of time that the original note was held), generally will be subject to a maximum tax rate of 15%, which maximum tax rate will increase under current law to 20% for dispositions occurring during taxable years beginning on or after January 1, 2009. The deductibility of capital losses may be subject to certain limitations.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to the payment of interest and proceeds received from the sale, exchange, redemption, retirement or other disposition of the new notes. A United States Holder will be subject to backup withholding at the applicable statutory rates on these payments unless the United States Holder (i) is a corporation or comes within certain other exempt categories, and when required demonstrates such fact or (ii) provides a taxpayer identification number, complies with certain certification requirements and otherwise complies with the backup withholding rules. United States persons required to establish their exempt status generally must provide certification on Internal Revenue Service Form W-9. Pursuant to recently enacted legislation, the backup withholding rate is 28%, which rate will increase under current law to 31% for taxable years beginning on or after January 1, 2011.

Any amounts withheld under the backup withholding rules from a payment to a holder of the new notes will be allowed as a refund or a credit against such holder’s U.S. federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

Non-United States Holders

U.S. Federal Withholding Tax

The payment to a Non-United States Holder of interest on a new note generally will not be subject to U.S. federal withholding tax pursuant to the “portfolio interest exception,” provided that (1) the Non-United States Holder does not directly, indirectly or constructively own 10% or more of the total combined voting power of all of our classes of stock within the meaning of the Code, (2) the Non-United States Holder is not a controlled foreign corporation that is related to us through sufficient stock ownership within the meaning of the Code, (3) the Non-United States Holder is not a bank whose receipt of interest on a new note is described in section 881(c)(3)(A) of the Code, (4) the interest is not effectively connected with the conduct by the Non-United States Holder of a trade or business in the United States, and (5) either (A) the beneficial owner of the new note certifies to us or our paying agent, under penalties of perjury, that it is not a United States Holder and provides its name and address on an Internal Revenue Service Form W-8BEN (or a suitable substitute form) or (B) a securities clearing organization, bank or other financial institution that holds the new notes on behalf of such Non-United States Holder in the ordinary course of its trade or business certifies to us or our paying agent, under penalties of perjury, that such an Internal Revenue Service Form W-8BEN or W-8IMY (or suitable substitute form) has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes us or our paying agent with a copy thereof. Alternative methods may be applicable for satisfying the certification requirement described in (5) above. These methods will generally require, in the case of new notes held by a foreign partnership, that the certificate described in (5) above be provided by the partners in addition to the foreign partnership, and that the partnership provide certain additional information. A look through rule would apply in the case of tiered partnerships.

If a Non-United States Holder cannot satisfy the requirements of the portfolio interest exception described above, payments of interest made to such Non-United States Holder will be subject to a 30% withholding tax, unless the beneficial owner of the new note provides us or our paying agent with a properly executed (1) Internal Revenue Service Form W-8BEN (or successor form) claiming an exemption from or reduction in the rate of withholding under the benefit of an applicable income tax treaty or (2) Internal Revenue Service Form W-8ECI (or successor form) stating that interest paid on the new note is not subject to withholding tax because it is effectively connected with the beneficial owner’s conduct of a trade or business in the United States. In addition, the Non-United States Holder may under certain circumstances be required to obtain a U.S. taxpayer identification number and make certain certifications to us. Prospective investors should consult their tax advisors regarding the effect, if any, of the withholding regulations.

U.S. Federal Income Tax

Except for the possible application of U.S. federal withholding tax discussed above, or backup withholding discussed below, a Non-United States Holder generally will not be subject to U.S. federal income tax on payments of interest and principal on the new notes, or on any gain realized upon the sale, exchange, redemption, retirement or other disposition of a new note, provided (1) such gain is not effectively connected with the conduct by such holder of a trade or business in the United States (and, if required by an applicable income tax treaty as a condition for subjecting the Non-United States Holder to U.S. taxation on a net income basis, the gain is not attributable to a permanent establishment maintained by the Non-United States Holder in the United States) and (2) in the case of gains derived by an individual, such individual is not present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met.

If a Non-United States Holder is engaged in a trade or business in the United States and interest on the new note is effectively connected with the conduct of such trade or business, such Non-United States Holder will be subject to U.S. federal income tax on the interest, in the same manner as if it were a United States Holder, except to the extent that an applicable income tax treaty otherwise provides. In addition, if such Non-United States Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits (which may include both any interest on a new note and any gain on a disposition of a new note), subject to adjustment, for that taxable year unless it qualifies for a lower rate under an applicable income tax treaty.

U.S. Federal Estate Tax

Subject to any applicable estate tax treaty provisions, if you are an individual and are not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of your death, your new notes will generally not be subject to the U.S. federal estate tax, unless, at the time of your death, (i) you own, directly, indirectly or constructively, 10% or more of the total combined voting power of all of our classes of stock or (ii) payments with respect to your new notes are effectively connected with your conduct of a trade or business in the United States.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to each Non-United States Holder any interest that is subject to withholding, or that is exempt from U.S. withholding tax pursuant to a tax treaty, or interest that is exempt from U.S. withholding tax under the portfolio interest exception. Copies of these information returns may also be made available under the provisions of a specific tax treaty or agreement with the tax authorities of the country in which the Non-United States Holder resides.

Non-United States Holders may be subject to backup withholding and additional information reporting requirements. However, backup withholding and additional information reporting requirements do not generally apply to payments of portfolio interest made by us or a paying agent to Non-United States Holders if the certification described above under “U.S. Federal Withholding Tax” is received. If the foreign office of a foreign “broker,” as defined in the applicable Treasury regulations, pays the proceeds of a sale, exchange, redemption, retirement or other disposition of a new note to the seller thereof outside the United States, backup withholding and additional information reporting requirements will generally not apply. However, additional information reporting requirements, but not backup withholding, will generally apply to a payment of the proceeds of a sale, exchange, redemption, retirement or other disposition of a new note by a foreign office of a broker that is a United States person or a “U.S. related person,” unless the broker has documentary evidence in its records that the holder is a Non-United States Holder and certain other conditions are met or the holder otherwise establishes an exemption. For this purpose, a “U.S. related person” is (1) a foreign person that derives 50% or more of its gross income from all sources in specified periods from activities that are effectively connected with the conduct of a trade or business in the United States, (2) a “controlled foreign corporation” (a foreign corporation controlled by certain U.S. shareholders), or (3) a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons, as defined in the regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or if at any time during its taxable year, such foreign partnership is engaged in a trade or business in the United States. Payment of the proceeds of a sale, exchange, redemption, retirement or other disposition of a new note by a U.S. office of any U.S. or foreign broker is generally subject to both backup withholding and additional information reporting unless the holder certifies under penalties of perjury that it is a Non-United States Holder or otherwise establishes an exemption. Pursuant to recently enacted legislation, the backup withholding rate is 28%, which rate will increase under current law to 31% for taxable years beginning on or after January , 2011.

Any amounts withheld under the backup withholding rules from a payment to a holder of the new notes will be allowed as a refund or a credit against such holder’s U.S. federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

Non-United States Holders should consult their tax advisers concerning the possible application of the Treasury regulations to any payments made on or with respect to the new notes.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase of the new notes by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended, which we refer to as ERISA, plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, and entities whose underlying assets are considered to include “plan assets” (within the meaning of ERISA and any similar laws) of such plans, accounts and arrangements, which we refer to each as a Plan.

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code, which we refer to as an ERISA Plan, and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in the new notes of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Laws relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable similar laws.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of notes by an ERISA Plan with respect to which we or the initial purchasers are considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions, which are referred to as PTCEs, that may apply to the acquisition and holding of the notes. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1, respecting insurance company pooled separate accounts, PTCE 91-38, respecting bank collective 133 investment funds, PTCE 95-60, respecting life insurance company general accounts and PTCE 96-23, respecting transactions determined by in-house asset managers, although there can be no assurance that all of the conditions of any such exemptions will be satisfied.

Because of the foregoing, the new notes should not be purchased or held by any person investing “plan assets” of any Plan, unless such purchase and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or similar violation of any applicable similar laws.

Representation

Accordingly, by acceptance of a new note, each purchaser and subsequent transferee will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire and hold the new notes constitutes assets of any Plan or (ii) the purchase and holding of the notes by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or similar violation under any applicable similar laws.

The foregoing discussion is general in nature and is not intended to be all inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the new notes on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any similar laws to such transactions and whether an exemption would be applicable.

PLAN OF DISTRIBUTION

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver this prospectus in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of the notes received in exchange for original notes where such original notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 90 days from the expiration date, it will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until March 22, 2004, all dealers effecting transactions in the new notes may be required to deliver this prospectus.

We will not receive any proceeds from any sale of new notes by broker-dealers. The new notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an “underwriter” within the meaning of the Securities Act, and any profit of any such resale of new notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 90 days after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the original notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the original notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The legality of the new notes will be passed upon for us by Paul, Hastings, Janofsky & Walker LLP, New York, New York.

EXPERTS

The financial statements of Hines Horticulture, Inc. as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 included in this registration statement have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s sale of the assets of its wholly owned subsidiary Sun Gro Horticulture described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

Hines Horticulture files periodic reports and other information with the SEC. You can inspect the periodic reports and other information Hines Horticulture files with the SEC, without charge, at the Public Reference Section of the SEC located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Section of the SEC by calling the SEC at 1-800-SEC-0330. You can obtain copies of all or any portion of these filings from the Public Reference Section of the SEC upon payment of prescribed fees. Electronic filings made through the Electronic Data Gathering, Analysis, and Retrieval, or EDGAR, system are also publicly available through the SEC’s Web site (http://www.sec.gov).

HINES HORTICULTURE, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

September 30, 2003 and December 31, 2002

(Dollars in Thousands, except share data)

	September 30, 2003	December 31, 2002
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash	$—	$—
Accounts receivable, net of allowance for doubtful accounts of $443 and $1,997	34,784	25,838
Inventories	162,580	169,981
Prepaid expenses and other current assets	8,969	6,672

Total current assets	206,333	202,491

FIXED ASSETS, net of accumulated depreciation of $45,107 and $38,102	137,236	140,239
DEFERRED FINANCING EXPENSES, net of accumulated amortization of $0 and $10,958	11,032	7,137
DEFERRED INCOME TAXES	16,020	12,966
GOODWILL	42,979	42,979

	$413,600	$405,812

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$13,432	$12,321
Accrued liabilities	11,629	10,911
Accrued payroll and benefits	9,366	6,845
Accrued interest	395	6,034
Long-term debt, current portion	3,900	17,585
Borrowings on revolving credit facility	27,398	72,750
Deferred income taxes	71,808	63,994

Total current liabilities	137,928	190,440

LONG-TERM DEBT	211,198	164,829
INTEREST RATE SWAP AGREEMENT	6,534	8,741
OTHER LIABILITIES	1,128	—

Total liabilities	356,788	364,010

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY
Common Stock
Authorized—60,000,000 shares, $.01 par value; Issued and outstanding—22,072,549 shares at September 30, 2003 and December 31, 2002	221	221
Additional paid-in capital	128,782	128,781
Deficit	(72,191)	(85,985)
Accumulated other comprehensive loss	—	(1,215)

Total shareholders’ equity	56,812	41,802

	$413,600	$405,812

The accompanying notes are an integral part of these consolidated financial statements.

HINES HORTICULTURE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

Nine Months Ended September 30, 2003 and 2002

(Dollars in Thousands, except share data)

(Unaudited)

	Nine Months Ended September 30,
	2003	2002
		(Restated)
Sales, net	$297,693	$295,918
Cost of goods sold	144,458	144,237

Gross profit	153,235	151,681

Selling and distribution expenses	87,938	85,993
General and administrative expenses	17,550	19,424
Other operating expenses (income)	1,635	(2,121)

Total operating expenses	107,123	103,296

Operating income	46,112	48,385
Other (income) expenses
Interest	18,466	19,232
Loss on debt extinguishment	9,235	1,739
Interest rate swap agreement (income) expense	(1,496)	2,806
Amortization of deferred financing expenses	3,328	3,332

	29,533	27,109

Income before income taxes and discontinued operations	16,579	21,276
Income tax provision	6,798	8,727

Income from continuing operations	9,781	12,549

Income (loss) from discontinued operations, net of tax (benefit) expense of $(2,879) and $13,081	4,013	(6,978)

Cumulative effect of change in accounting principle, net of tax benefit of $23,609	—	(55,148)

Net income (loss)	$13,794	$(49,577)

Basic and diluted earnings per share:
Income per common share from continuing operations	$0.44	$0.56
Loss per common share from discontinued operations	0.18	(0.32)
Cumulative effect of change in accounting principle	—	(2.49)

Net income (loss) per common share	$0.62	$(2.25)

Weighted average shares outstanding—Basic	22,072,549	22,072,549

Weighted average shares outstanding—Diluted	22,072,549	22,108,668

The accompanying notes are an integral part of these consolidated financial statements.

HINES HORTICULTURE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Nine Months Ended September 30, 2003 and 2002

(Dollars in Thousands)

(Unaudited)

	Nine Months Ended September 30,
	2003	2002
		(Restated)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$13,794	$(49,577)
(Income) loss from discontinued operations	(4,013)	6,978
Adjustments to reconcile net income to net cash used in operating activities—
Cumulative effect of change in accounting principle	—	55,148
Depreciation	7,005	6,515
Amortization of deferred financing expenses	3,328	3,332
Interest rate swap agreement (income) expense	(1,496)	2,806
Loss (gain) on sale of assets	73	(2,121)
Loss on early retirement of debt	9,235	1,739
Deferred income taxes	6,798	8,329

	34,724	33,149
Change in working capital accounts
Accounts receivable	(9,270)	(5,651)
Inventories	7,379	6,886
Prepaid expenses and other current assets	(839)	1,029
Accounts payable and accrued liabilities	(1,952)	5,393

Change in working capital accounts	(4,682)	7,657

Net cash provided by operating activities	30,042	40,806

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of fixed assets	(4,173)	(4,533)
Net cash used by discontinued operations	—	(4,320)
(Payments for) proceeds from sale of discontinued operations	(500)	119,262
Proceeds from sale of fixed asset	—	3,143
Leasehold incentive proceeds	1,150	—
Acquisitions, adjusted	—	(1,426)

Net cash (used in) provided by investing activities	(3,523)	112,126

CASH FLOWS FROM FINANCING ACTIVITIES
Net repayments on revolving line of credit	(45,352)	(40,750)
Proceeds from the issuance of long-term debt	215,000	—
Repayments of long-term debt	(180,533)	(107,982)
Deferred financing expenses incurred	(10,101)	(4,200)
Penalty on early payment of Senior Subordinated Notes	(5,533)	—

Net cash used in financing activities	(26,519)	(152,932)

NET CHANGE IN CASH	—	—
CASH, beginning of period	—	—

CASH, end of period	$—	$—

Supplemental disclosure of cash flow information:
Cash paid for interest	$24,073	$19,819
Cash paid for income taxes	$380	$857

The accompanying notes are an integral part of these consolidated financial statements.

HINES HORTICULTURE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in Thousands, except share data)

1.	Description of Business:

Hines Horticulture, Inc. (“Hines” or the “Company”), a Delaware corporation, produces and distributes horticultural products through its wholly owned subsidiaries, Hines Nurseries, Inc. (“Hines Nurseries”) and Enviro-Safe Laboratories, Inc. Unless otherwise specified, references to “Hines” or the “Company” refer to Hines Horticulture, Inc. and its subsidiaries.

Hines is a leading national supplier of ornamental shrubs, color plants and container-grown plants with commercial nursery facilities located in Arizona, California, Florida, Georgia, New York, Oregon, Pennsylvania, South Carolina and Texas. Hines markets its products to retail and commercial customers.

In March 2002, the Company completed the sale of Sun Gro Horticulture, which it refers to as Sun Gro, which was the Company’s peat moss and growing soil mix business. The Company utilized the net proceeds from the sale of Sun Gro primarily to reduce outstanding indebtedness. As a result of the sale of Sun Gro, the Company no longer harvests or produces peat moss or other soil mixes. The Company recognized a $5,413 loss, net of tax, from its discontinued operations for the year ended December 31, 2002 (a loss of $6,978 in the first quarter of 2002 and a gain of $1,565 in the fourth quarter of 2002) and a $4,013 gain, net of tax, for the nine months ended September 30, 2003. The gains in the fourth quarter of 2002 related to the Company’s receipt of $4,917 Canadian from an escrow account that the Canadian Customs & Revenue Authority (“CCRA”) required to be set up at the time of the Sun Gro sale to withhold $13,136 Canadian pending the determination of whether certain aspects of the sale were taxable for Canadian purposes. The gain in the nine months ended September 30, 2003 related to the tax refund of the remaining $8,219 Canadian plus accrued interest that the Company received from the CCRA on October 2, 2003. The Company’s current operations consist solely of its nursery operations.

The Condensed Consolidated Financial Statements include the accounts of Hines and its wholly owned subsidiaries after elimination of intercompany accounts and transactions.

2.	Unaudited Financial Information:

The unaudited financial information furnished herein, in the opinion of management, reflects all adjustments (consisting of only normal recurring adjustments), which are necessary to state fairly the consolidated financial position, results of operations and cash flows of the Company as of and for the periods indicated. The Company presumes that users of the interim financial information herein have read or have access to the Company’s audited consolidated financial statements for the preceding fiscal year and that the adequacy of additional disclosure needed for a fair presentation, may be determined in that context.

Accordingly, footnote and other disclosures, which would substantially duplicate the disclosures contained in the Company’s Form 10-K for the year ended December 31, 2002, filed on April 11, 2003 by Hines Horticulture, Inc. under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), have been omitted. The financial information herein is not necessarily representative of a full year’s operations.

3.	Earnings Per Share:

Earnings per share are calculated in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 128, “Earnings per Share,” which requires the Company to report both basic earnings per share, based on the weighted-average number of common shares outstanding, and diluted earnings per share, based on the weighted-average number of common shares outstanding adjusted to include the potentially dilutive effect of outstanding stock options and warrants using the treasury method. For the three and nine months ended September 30, 2003,

HINES HORTICULTURE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, except share data)

the incremental shares related to 440,000 warrants outstanding were excluded from the computation of diluted earnings per share because they would have been anti-dilutive. Additionally, for the three and the nine months ended September 30, 2003, shares related to the underlying employee stock options in the amount of 996,881 were excluded from the computation of diluted earnings per share because they would have been anti-dilutive.

4.	Adoption of Accounting Pronouncements:

In August 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143 “Accounting for Asset Retirement Obligations” (“SFAS No. 143”). SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The adoption of SFAS No. 143 on January 1, 2003 did not have an impact on our financial position, results of operations or cash flows.

In April 2002, the FASB issued SFAS No. 145 “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections” (“SFAS No. 145”). SFAS No. 145 addresses financial accounting and reporting for the extinguishments of debt, leases and intangible assets of motor carriers. The Company adopted SFAS No. 145 on January 1, 2003 and reclassified the loss on debt extinguishment previously reported as an extraordinary item as of September 30, 2002 of $1,026, net of a $713 tax benefit, to continuing operations.

In June 2002, the FASB issued SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”). SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity, including Certain Costs Incurred in a Restructuring.” The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 on January 1, 2003 did not have an impact on our financial position, results of operations or cash flows.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based-Compensation-Transition and Disclosure-an Amendment of FASB Statement No. 123” (“SFAS No. 148”). SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”) to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. As permitted under both SFAS No. 123 and SFAS No. 148, the Company continues to follow the intrinsic value method of accounting under Accounting Principles Board No. 25 “Accounting for Stock Issued to Employees.”

HINES HORTICULTURE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, except share data)

	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002
Net (loss) income, as reported	$(5,480)	$(7,067)	$13,794	$(49,577)
Stock option expense	(7)	(259)	(23)	(860)

Pro forma net (loss) income	$(5,487)	$(7,326)	$13,771	$(50,437)

Net (loss) income per share:
Basic—as reported	$(0.25)	$(0.32)	$0.62	$(2.25)

Basic—pro forma	$(0.25)	$(0.33)	$0.62	$(2.29)

Diluted—as reported	$(0.25)	$(0.32)	$0.62	$(2.25)

Diluted—pro forma	$(0.25)	$(0.33)	$0.62	$(2.28)

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities” (“SFAS No. 149”). The statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. This statement amends SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133), for decisions made as part of the Derivatives Implementation Group process that effectively required amendments to SFAS No. 133, in connection with other Board projects dealing with financial instruments and in connection with implementation issues raised in relation to the application of the definition of a derivative. The adoption of SFAS No. 149 on July 1, 2003 did not have an impact on our financial position, results of operations or cash flows.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS No. 150”). This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement applies specifically to a number of financial instruments that companies have historically presented within their financial statements either as equity or between the liabilities section and the equity section, rather than as liabilities. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 on July 1, 2003 did not have an impact on our financial position, results of operations or cash flows.

HINES HORTICULTURE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, except share data)

5.	Inventories:

Inventories consisted of the following:

	September 30, 2003	December 31, 2002
Nursery Stock	$152,277	$161,007
Material and supplies	10,303	8,974

	$162,580	$169,981

6.	Long-Term Debt:

On September 30, 2003, the Company called for redemption its $78,000 in aggregate principal amount of the 12.75% Senior Subordinated Notes at a redemption price of 106% of the aggregate principal amount thereof ($82,680 at September 30, 2003), plus accrued and unpaid interest thereon through the date of redemption. In addition, the Company refinanced all debt outstanding under the previous Credit Facility. Payment of the redemption premium on the 12.75% Senior Subordinated Notes, the write-off of the unamortized deferred financing expenses and the write-off of the remaining other comprehensive income related to the FAS 133 adoption resulted in a loss on debt retirement of $9,235, in the quarter ended September 30, 2003.

Senior Credit Facility. The Company entered into the amended and restated Senior Credit Facility on September 30, 2003. Hines Nurseries and its domestic operating subsidiaries are borrowers under the Senior Credit Facility. The Senior Credit Facility consists of (i) a revolving facility with availability of up to $145,000 (subject to borrowing base limits) and (ii) a term loan facility of up to $40,000. The revolving facility also permits the ability to obtain letters of credit up to a sub-limit. The term loan facility was drawn down in full in connection with the refinancing. The Senior Credit Facility matures on September 30, 2008.

Guarantees; Collateral. Obligations under the Senior Credit Facility are guaranteed by Hines and any of its domestic subsidiaries that are not borrowers under the Senior Credit Facility. Borrowings under the Senior Credit Facility are collateralized by substantially all of the Company’s assets.

Restrictions; Covenants. The Senior Credit Facility places various restrictions on Hines Nurseries and its subsidiaries, including, but not limited to, limitations on the Company’s ability to incur additional debt, pay dividends or make distributions, sell assets or make investments. The Senior Credit Facility requires Hines Nurseries and its subsidiaries to meet specific covenants and financial ratios, including a minimum fixed charge coverage test, a maximum leverage test and a maximum capital expenditure test. The new Senior Credit Facility contains customary representations and warranties and customary events of default and other covenants. As of September 30, 2003, the Company was in compliance with all covenants.

Interest Rate; Fees. The interest rate on the loans under the Senior Credit Facility may be, at the Company’s option, Prime rate loans or LIBOR rate loans. Prime rate loans under the revolving loan facility bear interest at the Prime lending rate plus an additional amount that ranges from 0.75% to 1.75%, depending on its consolidated leverage ratio. Prime rate loans under the term loan bear interest at the Prime lending rate plus an additional amount that ranges from 1.25% to 2.25%, depending on its consolidated leverage ratio. Currently, the applicable margin for Prime rate loans is (i) 1.75% for the new revolving loan facility and (ii) 2.25% for the new term loan. LIBOR rate loans under the revolving loan facility bear interest at the LIBOR rate plus an additional amount that ranges from 1.75% to 2.75%, depending on its consolidated leverage ratio. LIBOR rate loans under

HINES HORTICULTURE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, except share data)

the new term loan bear interest at the LIBOR rate plus an additional amount that ranges from 2.25% to 3.25%, depending on its consolidated leverage ratio. Currently, the applicable margin for LIBOR rate loans is (i) 2.75% for the new revolving loan facility and (ii) 3.25% for the new term loan. In addition to paying interest on outstanding principal, the Company is required to pay a commitment fee on the daily average unused portion of the revolving facility which will accrue from the closing date based on the utilization of the revolving facility.

Borrowing Base. Availability of borrowings under the revolving facility are subject to a borrowing base consisting of the sum of (i) 85% of eligible accounts receivable plus (ii) the lesser of (x) up to 55% of eligible inventory or (y) 85% of the appraised net orderly liquidation value of eligible inventory. The Company must deliver borrowing base certificates and reports at least monthly. The borrowing base also may be subject to certain other adjustments and reserves to be determined by the agent. Eligible accounts receivable of both The Home Depot, the Company’s largest customer, and Lowe’s Companies, Inc., its second largest customer, may not exceed 30% of total eligible accounts receivable at any time.

Repayment. Under the terms of the Senior Credit Facility, no principal payments are due for the term loan in 2003. Amortization payments of $1,905 on the term loan will be required at the end of each of its second, third and fourth fiscal quarters beginning with June 30, 2004, with the full remaining balance payable on the last installment date. Subject to certain exceptions, 100% of the net cash proceeds it receives from certain asset dispositions and issuances of debt, 50% of the net cash proceeds the Company receives from issuances of equity and 25% of excess cash flow (beginning in 2004) are required to be applied to repay the term loan facility and are to be applied on a pro rata basis to all remaining scheduled installments of the term loan facility. The Senior Credit Facility may also be voluntarily prepaid at any time without premium or penalty.

Senior Notes. On September 30, 2003, Hines Nurseries issued $175,000 of Senior Notes that mature on October 1, 2011. The Senior Notes bear interest at the rate of 10.25% per annum and will be payable semi-annually in arrears on each April 1 and October 1, commencing April 1, 2004.

Guarantees. Hines Horticulture and each of its domestic subsidiaries, subject to certain exceptions, has, jointly and severally, fully and unconditionally guaranteed, on a senior unsecured basis, the obligations of Hines Nurseries under the Senior Notes.

Redemption. Prior to October 1, 2006, up to 35% of the aggregate principal amount of the Senior Notes may be redeemed with the net cash proceeds from one or more public equity offerings, at the Company’s option, at a redemption price of 110.250% of the principal amount thereof plus accrued interest, if any, to the date of redemption. On or after October 1, 2007, the Company is entitled, at its option, to redeem all or a portion of the Senior Notes at redemption prices ranging from 100.000% to 105.125%, depending on the redemption date plus accrued and unpaid interest.

Restrictions. The indenture pursuant to which the Senior Notes were issued imposes a number of restrictions on Hines Nurseries and its other subsidiaries. Subject to certain exceptions, the Company may not incur additional indebtedness, make certain restricted payments, make certain asset dispositions, incur additional liens or enter into significant transactions. A breach of a material term of the indenture or other material indebtedness that results in acceleration of the indebtedness under the Senior Notes also constitutes an event of default under its Senior Credit Facility.

Repurchase on a Change of Control. The Senior Notes contain a put option whereby the holders have the right to put the Senior Notes back to Hines at 101.000% of the principal amount thereof on the date of purchase plus accrued and unpaid interest if a change of control occurs.

HINES HORTICULTURE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, except share data)

	September 30, 2003	December 31, 2002
New term debt at the bank’s reference rate (4.00% at September 30, 2003) plus 2.25% or the LIBOR rate plus 3.25%. Principal payments, beginning June 30, 2004, due each quarter ending June 30, September 30 and December 31 in the amount of $1,905 with the outstanding balance of $15,238 due on September 30, 2008	$40,000	$—
Senior Notes, interest at 10.25% payable semi-annually on each April 1 and October 1, maturing on October 1, 2011	175,000	—
Tranche B term debt, interest at the bank’s reference rate (4.25% at December 31, 2002) plus 3.00% or the Eurodollar rate plus 4.00%	—	51,100
Term debt interest at the bank’s reference rate (4.25% at December 31, 2002) plus 3.00% or the Eurodollar rate plus 4.00%	—	51,370
Senior Subordinated Notes, Series B, interest at 12.75%	—	79,782
Other obligations due at various dates through 2004	98	162

	215,098	182,414
Less current portion	3,900	17,585

Total long-term debt	$211,198	$164,829

7.	Interest Rate Swap Agreement:

In May 2000, the Company entered into an interest rate swap agreement to hedge $75,000 of debt. The interest rate swap agreement effectively changes the Company’s exposure on its variable-rate interest payments to fixed-rate interest payments (7.13%) based on the 3-month LIBOR rate in effect at the beginning of each quarterly period. Despite the debt refinancing, the interest rate swap agreement remains outstanding and matures in February 2005. The estimated fair value of the Company’s obligation under the interest rate swap agreement was $6,534 at September 30, 2003.

Effective January 1, 2001, the Company adopted the provisions of SFAS No. 133 as amended. Adopting the provisions of SFAS No. 133 on January 1, 2001 resulted in a cumulative after-tax charge to accumulated other comprehensive income as of January 1, 2001 of $2,334, representing the fair value of the interest rate swap agreement, net of tax. This amount was being amortized as interest rate swap agreement expense over the term of the debt. At December 31, 2002, accumulated other comprehensive loss had a balance of $(1,215). For the nine months ended September 30, 2003, $420 was amortized and the balance of $795 was written off as a loss on debt extinguishment due to the refinancing. For the nine months ended September 30, 2003, the Company recognized $1,496 of interest rate swap agreement income in the condensed consolidated statements of operations. This was comprised of $2,207 gain related to the change in the fair value of the interest rate swap agreement, offset by $711 of pre-tax amortization of other comprehensive income.

HINES HORTICULTURE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, except share data)

8.	Comprehensive Income:

Comprehensive income includes all changes in equity during a period except those resulting from investments by and distributions to the Company’s shareholders. The Company’s comprehensive income includes the amortization of the fair value of the interest rate agreement recognized upon adoption of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The components of comprehensive (loss) income during the three and nine months ended September 30, 2003 and 2002, were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002
				(Restated)
Net (loss) income	$(5,480)	$(7,067)	$13,794	$(49,577)
Amortization of interest rate swap agreement, net of tax of $97, $97, $291 and $291	140	140	420	420
Loss on debt extinguishment, net of tax of $552, $0, $552 and $0	795	—	795	—

Comprehensive (loss) income	$(4,545)	$(6,927)	$15,009	$(49,157)

9.	Goodwill:

Effective January 1, 2002, Hines adopted the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). Under SFAS No. 142, goodwill will no longer be amortized, but will be subject to a periodic test for impairment based upon fair values. SFAS No. 142 requires that goodwill be tested annually for impairment using a two-step process. The first step is to identify a potential impairment. The second step is to measure the amount of the impairment loss. In the year of adoption, the initial testing must be done as of the beginning of the fiscal year. For this transition testing, the first step must be completed within six months and the second step must be completed by the end of the Company’s fiscal year.

The Company completed the first step of the transition testing by June 30, 2002 and completed the second step by December 31, 2002. As a result, the pre-tax impairment charge related to goodwill as of January 1, 2002 was determined to be $78,757. As required by SFAS No. 142, the impairment charge was recorded net of its associated $23,609 tax benefit in the first quarter as a cumulative change in accounting principle, effective as of January 1, 2002. Net income has been reduced by the amount of the after-tax impairment charge.

As required, the Company also tested goodwill for impairment as of December 31, 2002. In conducting the first step of the impairment test, the Company determined that there was no potential impairment of goodwill as of December 31, 2002.

10.	Irvine Land Lease:

In May 2003, the Company amended the lease for its 479-acre Irvine, California nursery headquarters. Under the amendment, the Company agreed to vacate 254 acres covered by the lease in 2006 in exchange for an extension of the term of the lease on 170 acres that was set to expire beginning in September 2003 to December 2010 and the lease of an additional 63 acres contiguous to its existing facility from July 2003 to December 2010. The landlord also agreed to assist with the costs of developing the new acreage and transition costs of up to $4,000, which include payments of $2,000 and percentage rent credits of up to $2,000. The landlord also agreed

HINES HORTICULTURE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, except share data)

to assist with the Company’s objective of trying to secure beyond 2010 an acceptable nursery property relatively near its current location in Irvine, California, although the Company cannot be sure that it will be able to accomplish this objective.

11.	New Accounting Pronouncements:

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (“FIN46”). FIN 46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. Variable interest entities that effectively disperse risk will not be consolidated unless a single party holds an interest or combination of interests that effectively recombines risks that were previously dispersed. FIN 46 also requires enhanced disclosure requirements related to variable interest entities. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after December 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The adoption of FIN 46 is not expected to have a material effect on the Company’s financial statements.

12.	Guarantor/Non-guarantor Disclosures:

The 10.25% Senior Notes issued by Hines Nurseries (the “issuer”) have been guaranteed by Hines Horticulture (the “parent guarantor”) and by both Hines SGUS, Inc. (“Hines SGUS) and Enviro-Safe Laboratories, Inc. (“Enviro-Safe”) (collectively Hines SGUS and Enviro-Safe are the “subsidiary guarantors”). The issuer and the subsidiary guarantors are 100% owned subsidiaries of the parent guarantor and the parent and subsidiary guarantors are full, unconditional and joint and several. Separate financial statements of Hines Nurseries, Hines SGUS and Enviro-Safe are not presented in accordance with the exceptions provided by Rule 3-10 of Regulation S-X.

The following condensed consolidating information shows (a) Hines Horticulture on a parent company basis only as the parent guarantor (carrying its investment in its subsidiary under the equity method), (b) Hines Nurseries as the issuer, (c) Hines SGUS and Enviro-Safe as a subsidiary guarantors, (d) eliminations necessary to arrive at the information for the parent guarantor and its direct and indirect subsidiaries on a consolidated bases and (e) the parent guarantor on a consolidated basis as follows:

•	Condensed consolidating balance sheets as of September 30, 2003 and December 31, 2002;

•	Condensed consolidating statements of operations for the nine months ended September 30, 2003 and 2002; and

•	Condensed consolidating statements of cash flows for the nine months ended September 30, 2003 and 2002.

HINES HORTICULTURE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, except share data)

Guarantor / Non-guarantor Disclosures

Condensed Consolidating Balance Sheet

As of September 30, 2003

(Dollars in Thousands)

	Hines Horticulture (Parent Guarantor)	Hines Nurseries (Issuer)	Subsidiary Guarantors	Eliminations	Consolidated Total
ASSETS

Current assets:
Cash	$—	$—	$—	$—	$—
Accounts receivable, net	—	34,494	290	—	34,784
Inventories	—	161,890	690	—	162,580
Prepaid expenses and other current assets	—	8,379	590	—	8,969

Total current assets	—	204,763	1,570	—	206,333

Fixed assets, net	—	137,198	38	—	137,236
Deferred financing expenses, net	—	11,032	—	—	11,032
Deferred income taxes	2,922	13,098	—	—	16,020
Goodwill, net	—	42,979	—	—	42,979
Investments in subsidiaries	61,722	—	—	(61,722)	—

	$64,644	$409,070	$1,608	$(61,722)	$413,600

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$—	$13,414	$18	$—	$13,432
Accrued liabilities	—	11,260	369	—	11,629
Accrued payroll and benefits	—	9,366	—	—	9,366
Accrued interest	—	395	—	—	395
Long-term debt, current portion	—	3,900	—	—	3,900
Borrowings on revolving credit facility	—	27,398	—	—	27,398
Liabilities of discontinued operations	—	—	—	—	—
Deferred income taxes	—	71,808	—	—	71,808
Intercompany accounts	7,832	(7,832)	—	—	—

Total current liabilities	7,832	129,709	387	—	137,928

Long-term debt	—	211,198	—	—	211,198
Interest rate swap agreement	—	6,534	—	—	6,534
Other liabilities	—	1,128	—	—	1,128
Shareholders’ equity
Common stock	221	16,981	990	(17,971)	221
Additional paid in capital	128,782	21,362	—	(21,362)	128,782
Retained (deficit) earnings	(72,191)	22,158	231	(22,389)	(72,191)
Accumulated other comprehensive loss	—	—	—	—	—

Total shareholders’ equity	56,812	60,501	1,221	(61,722)	56,812

	$64,644	$409,070	$1,608	$(61,722)	$413,600

HINES HORTICULTURE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, except share data)

Guarantor / Non-guarantor Disclosures—Continued

Condensed Consolidating Balance Sheet

As of December 31, 2002

(Dollars in Thousands)

	Hines Horticulture (Parent Guarantor)	Hines Nurseries (Issuer)	Subsidiary Guarantors	Eliminations	Consolidated Total
ASSETS

Current assets:
Cash	$—	$—	$—	$—	$—
Accounts receivable, net	—	25,309	529	—	25,838
Inventories	—	169,258	723	—	169,981
Prepaid expenses and other current assets	—	6,672	5,144	(5,144)	6,672

Total current assets	—	201,239	6,396	(5,144)	202,491

Fixed assets, net	—	140,195	44	—	140,239
Deferred financing expenses, net	—	7,137	—	—	7,137
Deferred income taxes	2,921	10,045	—	—	12,966
Goodwill, net	—	42,979	—	—	42,979
Investments in subsidiaries	46,713	—	—	(46,713)	—

	$49,634	$401,595	$6,440	$(51,857)	$405,812

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$—	$12,231	$90	$—	$12,321
Accrued liabilities	—	10,855	56	—	10,911
Accrued payroll and benefits	—	6,844	1	—	6,845
Accrued interest	—	6,034	—	—	6,034
Long-term debt, current portion	—	17,585	—	—	17,585
Borrowings on revolving credit facility	—	72,750	—	—	72,750
Liabilities of discontinued operations	—	—	5,144	(5,144)	—
Deferred income taxes	—	63,855	139	—	63,994
Intercompany accounts	7,832	(7,650)	(182)	—	—

Total current liabilities	7,832	182,504	5,248	(5,144)	190,440

Long-term debt	—	164,829	—	—	164,829
Interest rate swap agreement	—	8,741	—	—	8,741
Liabilities of discontinued operations	—	—	—	—	—
Shareholders’ equity
Common stock	221	16,981	990	(17,971)	221
Additional paid in capital	128,781	21,362	—	(21,362)	128,781
Retained (deficit) earnings	(85,985)	8,393	202	(8,595)	(85,985)
Accumulated other comprehensive loss	(1,215)	(1,215)	—	1,215	(1,215)

Total shareholders’ equity	41,802	45,521	1,192	(46,713)	41,802

	$49,634	$401,595	$6,440	$(51,857)	$405,812

HINES HORTICULTURE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, except share data)

Guarantor / Non-guarantor Disclosures—Continued

Condensed Consolidating Statement of Operations

For the nine month period ended September 30, 2003

(Dollars in Thousands)

	Hines Horticulture (Parent Guarantor)	Hines Nurseries (Issuer)	Subsidiary Guarantors	Eliminations	Consolidated Total
Sales, net	$—	$296,513	$1,180	$—	$297,693
Cost of goods sold	—	143,688	770	—	144,458

Gross profit	—	152,825	410	—	153,235
Operating expenses	—	106,751	372	—	107,123

Operating income	—	46,074	38	—	46,112

Other expenses:
Interest	—	18,466	—	—	18,466
Interest—intercompany	—	—	—	—	—
Loss on debt extinguishment	—	9,235	—	—	9,235
Interest rate swap agreement expense	—	(1,496)	—	—	(1,496)
Amortization of deferred financing expenses, other	(13,794)	3,328	—	13,794	3,328

	(13,794)	29,533	—	13,794	29,533

Income (loss) before provision for income taxes	13,794	16,541	38	(13,794)	16,579
Income tax (benefit) provision	—	6,788	10	—	6,798

Income from continuing operations	13,794	9,753	28	(13,794)	9,781
Income (loss) from discontinued operations, net of tax	—	4,013	—	—	4,013
Cumulative effect of change in accounting principle, net of tax	—	—	—	—	—

Net income (loss)	$13,794	$13,766	$28	$(13,794)	$13,794

HINES HORTICULTURE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, except share data)

Guarantor / Non-guarantor Disclosures—Continued

Condensed Consolidating Statement of Operations

For the nine month period ended September 30, 2002

(Dollars in Thousands)

	Hines Horticulture (Parent Guarantor)	Hines Nurseries (Issuer)	Subsidiary Guarantors	Eliminations	Consolidated Total
Sales, net	$—	$294,435	$32,633	$(31,150)	$295,918
Cost of goods sold	—	143,199	17,967	(16,929)	144,237

Gross profit	—	151,236	14,666	(14,221)	151,681
Operating expenses	—	102,948	(8,370)	8,718	103,296

Operating income	—	48,288	23,036	(22,939)	48,385

Other expenses:
Interest	—	19,954	528	(528)	19,954
Interest—intercompany	—	(722)	722	(722)	(722)
Loss on debt extinguishment	—	1,739	—	—	1,739
Interest rate swap agreement expense	—	2,806	—	—	2,806
Amortization of deferred financing expenses, other	45,987	867	—	(43,522)	3,332

	45,987	24,644	1,250	(44,772)	27,109

Income (loss) before provision for income taxes	(45,987)	23,644	21,786	21,833	21,276
Income tax (benefit) provision	(2,669)	4,965	19,512	(13,081)	8,727

Income from continuing operations	(43,318)	18,679	2,274	34,914	12,549
Income (loss) from discontinued operations, net of tax	(6,259)	(9,327)	—	8,608	(6,978)
Cumulative effect of change in accounting principle, net of tax	—	(55,148)	—	—	(55,148)

Net income (loss)	$(49,577)	$(45,796)	$2,274	$43,522	$(49,577)

HINES HORTICULTURE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, except share data)

Guarantor / Non-guarantor Disclosures—Continued

Condensed Consolidating Statement of Cash Flows

For the nine months ended September 30, 2003

(Dollars in Thousands)

	Hines Horticulture (Parent Guarantor)	Hines Nurseries (Issuer)	Subsidiary Guarantors	Eliminations	Consolidated Total
Cash provided by (used in) operating activities	$—	$30,042	$—	$—	$30,042

Cash flows from investing activities:
Purchase of fixed assets	—	(4,173)	—	—	(4,173)
Net cash used by discontinued operations	—	—	—	—	—
Proceeds from sale of discontinued operations	—	(500)	—	—	(500)
Proceeds from sale of fixed assets	—	—	—	—	—
Leasehold incentive proceeds	—	1,150	—	—	1,150
Acquisitions, adjusted	—	—	—	—	—

Net cash (used in) provided by investing activities	—	(3,523)	—	—	(3,523)

Cash flows from financing activities:
Net payments on revolving line of credit	—	(45,352)	—	—	(45,352)
Intercompany advances (repayments)	—	—	—		—
Proceeds from the issuance of long-term debt	—	215,000	—	—	215,000
Repayments of long-term debt	—	(180,533)	—		(180,533)
Deferred financing expenses incurred	—	(10,101)	—	—	(10,101)
Penalty on early payment of subordinated notes	—	(5,533)	—	—	(5,533)
Dividends received (paid)	—	—	—		—

Net cash used in financing activities	—	(26,519)	—	—	(26,519)

Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	—

Net increase in cash	—	—	—	—	—
Cash, beginning of year	—	—	—	—	—

Cash, end of year	$—	$—	$—	$—	$—

HINES HORTICULTURE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, except share data)

Guarantor / Non-guarantor Disclosures—Continued

Condensed Consolidating Statement of Cash Flows

For the nine months ended September 30, 2002

(Dollars in thousands)

	Hines Horticulture (Parent Guarantor)	Hines Nurseries (Issuer)	Subsidiary Guarantors	Eliminations	Consolidated Total
Cash provided by (used in) operating activities	$—	$40,806	$(2,233)	$2,233	$40,806

Cash flows from investing activities:
Purchase of fixed assets	—	(4,533)	(2,503)	2,503	(4,533)
Net cash used by discontinued operations	—	—	—	(4,320)	(4,320)
Proceeds from sale of discontinued operations	—	(8,076)	127,338	—	119,262
Proceeds from sale of fixed assets	—	3,530	—	(387)	3,143
Leasehold incentive proceeds	—	—	—	—	—
Acquisitions, adjusted	—	(1,426)	—	—	(1,426)

Net cash (used in) provided by investing activities	—	(10,505)	124,835	(2,204)	112,126

Cash flows from financing activities:
Net payments on revolving line of credit	—	(40,750)	—	—	(40,750)
Intercompany advances (repayments)	—	92,840	(92,840)	—	—
Proceeds from the issuance of long-term debt	—	—	—	—	—
Repayments of long-term debt	—	(95,982)	(12,000)	—	(107,982)
Deferred financing expenses incurred	—	(4,200)	—	—	(4,200)
Penalty on early payment of subordinated notes	—	—	—	—	—
Dividends received (paid)	—	17,791	(17,791)	—	—

Net cash used in financing activities	—	(30,301)	(122,631)	—	(152,932)

Effect of exchange rate changes on cash and cash equivalents	—	—	29	(29)	—

Net increase in cash	—	—	—	—	—
Cash, beginning of year	—	—	—	—	—

Cash, end of year	$—	$—	$—	$—	$—

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and

Shareholders of Hines Horticulture, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders’ equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Hines Horticulture, Inc. and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s Management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by Management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, on March 27, 2002, the Company sold the assets of its wholly owned subsidiary Sun Gro Horticulture, Inc.

As discussed in Note 1 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” and the provisions of Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment of Disposal of Long Lived Assets.”

PRICEWATERHOUSECOOPERS LLP

Orange County, California

March 26, 2003, except for the second paragraph of note 15 as to which the date is September 10, 2003.

HINES HORTICULTURE, INC.

CONSOLIDATED BALANCE SHEETS

(Dollars in Thousands, except share data)

	December 31,
	2002	2001
ASSETS
CURRENT ASSETS:
Cash	$—	$—
Accounts receivable, net of allowance for doubtful accounts of $1,997 and $1,303	25,838	28,182
Inventories	169,981	164,675
Prepaid expenses and other current assets	6,672	2,322
Assets of discontinued operations, held for sale	—	40,134

Total current assets	202,491	235,313

FIXED ASSETS, net of accumulated depreciation and depletion of $38,102 and $30,106	140,239	142,387
DEFERRED FINANCING EXPENSES, net of accumulated amortization of $10,958 and $8,291	7,137	8,317
ASSETS OF DISCONTINUED OPERATIONS, HELD FOR SALE	—	95,029
DEFERRED INCOME TAXES	12,966	7,727
GOODWILL, net of accumulated amortization of $0 and $10,195	42,979	121,371

	$405,812	$610,144

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$12,321	$12,824
Accrued liabilities	10,911	8,450
Accrued payroll and benefits	6,845	7,091
Accrued interest	6,034	2,904
Long-term debt, current portion	17,585	43,159
Borrowings on revolving credit facility	72,750	100,000
Liabilities of discontinued operations, held for sale	—	37,097
Deferred income taxes	63,994	64,874

Total current liabilities	190,440	276,399

LONG-TERM DEBT	164,829	209,639
INTEREST RATE SWAP AGREEMENT	8,741	7,117
LIABILITIES OF DISCONTINUED OPERATIONS, HELD FOR SALE	—	28,244
COMMITMENTS AND CONTINGENCIES (Note 7)
SHAREHOLDERS’ EQUITY
Common Stock
Authorized—60,000,000 shares, $.01 par value; Issued and outstanding—22,072,549 shares at December 31, 2002 and 2001	221	221
Additional paid-in capital	128,781	128,781
Deficit	(85,985)	(33,282)
Cumulative foreign currency translation adjustments	—	(5,200)
Accumulated other comprehensive loss	(1,215)	(1,775)

Total shareholders’ equity	41,802	88,745

	$405,812	$610,144

The accompanying notes are an integral part of these consolidated financial statements.

HINES HORTICULTURE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in Thousands, except share data)

	Year Ended December 31,
	2002	2001	2000
Sales, net	$336,546	$326,973	$304,202
Cost of goods sold	166,994	156,490	143,262

Gross profit	169,552	170,483	160,940

Selling and distribution expenses	99,154	94,082	85,046
General and administrative expenses	25,976	25,422	25,028
Other operating income	(2,792)	(1,215)	—
Amortization of goodwill	—	3,686	3,124

Total operating expenses	122,338	121,975	113,198

Operating income	47,214	48,508	47,742
Other expenses
Interest expense	25,205	29,332	27,441
Interest rate swap agreement expense	2,573	4,114	—
Amortization of deferred financing expense	4,383	4,742	1,630
Loss on debt extinguishment	1,739	—	—

	33,900	38,188	29,071

Income before provision for income taxes, discontinued operations and cumulative effect of change in accounting principle	13,314	10,320	18,671
Income tax provision	5,456	4,627	8,034

Income from continuing operations before discontinued operations and cumulative effect of change in accounting principle	7,858	5,693	10,637
(Loss) income from discontinued operations, net of tax expense (benefit) of $10,442, $11,316 and ($4,225)	(5,413)	(2,268)	1,801
Cumulative effect of change in accounting principle, net of tax of $23,609	(55,148)	—	—

Net (loss) income	$(52,703)	$3,425	$12,438

Basic and diluted earnings per share:
Income per common share from continuing operations	$0.36	$0.26	$0.48
(Loss) income per common share from discontinued operations	$(0.25)	$(0.10)	$0.08
Cumulative effect of change in accounting principle	$(2.50)	$—	$—

Total net (loss) income per common share	$(2.39)	$0.16	$0.56

Weighted average shares outstanding—Basic	22,072,549	22,072,549	22,072,549

Weighted average shares outstanding—Diluted	22,078,012	22,091,208	22,072,549

The accompanying notes are an integral part of these consolidated financial statements.

HINES HORTICULTURE, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

(Dollars in Thousands, except share data)

	Common Stock		Additional Paid-In Capital	Notes Rec. Stock Sales	Deficit	Accumulated Other Comprehensive Loss	Shareholders’ Equity (Deficit)	Comprehensive Income
	Number of Shares	Amount
BALANCE, December 31, 1999	22,072,549	$221	$127,938	$(173)	$(49,145)	$(4,091)	$74,750

Net income	—	—	—	—	12,438	—	12,438	12,438
Cumulative foreign currency translation adjustments	—	—	—	—	—	(767)	(767)	(767)
Issuance of warrants	—	—	843	—	—	—	843	—
Payments received on notes receivable from stock sales	—	—	—	143	—	—	143	—

BALANCE, December 31, 2000	22,072,549	221	128,781	(30)	(36,707)	(4,858)	87,407	$11,671

Net income	—	—	—	—	3,425	—	3,425	3,425
Cumulative foreign currency translation adjustments	—	—	—	—	—	(342)	(342)	(342)
Accumulated other comprehensive loss	—	—	—	—	—	(1,775)	(1,775)	(1,775)
Payments received on notes receivable from stock sales	—	—	—	30	—	—	30	—

BALANCE, December 31, 2001	22,072,549	221	128,781	—	(33,282)	(6,975)	88,745	$1,308

Net loss	—	—	—	—	(52,703)	—	(52,703)	(52,703)
Cumulative foreign currency translation adjustments	—	—	—	—	—	5,200	5,200	5,200
Accumulated other comprehensive income	—	—	—	—	—	560	560	560

BALANCE, December 31, 2002	22,072,549	$221	$128,781	$—	$(85,985)	$(1,215)	$41,802	$(46,943)

The accompanying notes are an integral part of these consolidated financial statements.

HINES HORTICULTURE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in Thousands)

	Year Ended December 31,
	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(52,703)	$3,425	$12,438
Loss (income) from discontinued operations	5,413	2,268	(1,801)
Adjustments to reconcile net income to net cash provided by operating activities:
Cumulative effect of accounting change	55,148	—	—
Depreciation, depletion and amortization	8,565	12,436	10,582
Amortization of deferred financing costs	4,383	4,742	1,630
Interest rate swap agreement expenses	2,573	4,114	—
Loss on early retirement of debt	1,739	—	—
Deferred income taxes	5,456	4,508	8,034
Gain on sale of fixed assets	(2,793)	—	—

	27,781	31,493	30,883
Change in working capital accounts, net of acquisitions:
Accounts receivable	2,344	(1,428)	(6,959)
Inventories	(5,306)	(11,550)	(15,804)
Prepaid expenses and other current assets	42	(442)	768
Accounts payable and accrued liabilities	4,851	8,478	(6,050)

Net cash provided by operating activities	29,712	26,551	2,838

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of fixed assets	(7,209)	(18,178)	(29,686)
Proceeds from sale of fixed assets	3,584	—	—
Proceeds from sale of discontinued operations	118,948	—	—
Acquisitions, net of cash acquired	(1,265)	(9,211)	(112,275)
Net cash used by discontinued operations	(4,320)	(1,497)	(7,800)

Net cash provided by (used in) investing activities	109,738	(28,886)	(149,761)

CASH FLOWS FROM FINANCING ACTIVITIES
Net (repayments) borrowings on revolving line of credit	(27,250)	20,500	44,750
Proceeds from the issuance of long-term debt	—	—	121,216
Repayments of long-term debt	(108,000)	(18,195)	(9,707)
Deferred financing costs	(4,200)	—	(9,479)
Repayments of notes receivables from stock sales	—	30	143

Net cash (used in) provided by financing activities	(139,450)	2,335	146,923

NET DECREASE IN CASH	—	—	—
CASH, beginning of period	—	—	—

CASH, end of period	$—	$—	$—

Supplemental disclosure of cash flow information:
Cash paid for interest—Continuing Operations	$22,797	$31,710	$34,542
Cash paid for interest—Discontinued Operations	$528	$3,743	$5,221
Cash paid for income taxes—Continuing Operations	$81	$—	$—
Cash paid for income taxes—Discontinued Operations	$1,162	$727	$1,698

The accompanying notes are an integral part of these consolidated financial statements.

HINES HORTICULTURE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in Thousands, except for per share data)

1. Description of Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

Hines Horticulture, Inc. (“Hines” or the “Company”), a Delaware corporation, currently produces and distributes horticultural products through its wholly owned subsidiaries, Hines Nurseries, Inc. (“Hines Nurseries”) and Enviro-Safe Laboratories, Inc. Unless otherwise specified, references to “Hines” or the “Company” refer to Hines Horticulture, Inc. and its subsidiaries.

Hines is a leading national supplier of ornamental shrubs, color plants and container-grown plants with commercial nursery facilities located in Arizona, California, Florida, Georgia, New York, Oregon, Pennsylvania, South Carolina and Texas. Hines markets its products to retail and commercial customers throughout the United States.

As of December 31, 2001, the Company also had a growing media business. The growing media business was conducted through Sun Gro Horticulture, Inc. (“Sun Gro-U.S.”), a wholly owned subsidiary of Hines Nurseries, Sun Gro-U.S.’s wholly owned subsidiary, Sun Gro Horticulture Canada Ltd. (“Sun Gro-Canada”), and Sun Gro-Canada’s direct and indirect Canadian subsidiaries.

On March 27, 2002, the Company sold the assets of Sun Gro-U.S. and the stock of Sun Gro-Canada, its growing media business, to the Sun Gro Horticulture Income Fund, a newly established Canadian income fund. The assets sold included 14 facilities located across Canada and the United States and control of approximately 50,000 acres of peat bogs in Canada. Hines no longer harvests, produces or sells peat moss or has the rights to the Sunshine, Parkland Fairway, Black Gold, Lakeland Grower, Alberta Rose, Nature’s and Gardener’s Gold trade names. Hines received net proceeds of approximately $119,000 from the sale, which were used to pay down outstanding bank debt. The Company recognized a $5,562 loss, net of tax, from the sale of its growing media business for the year ended December 31, 2002. The Company’s current operations consist solely of its green goods business.

The Consolidated Financial Statements include the accounts of Hines and its wholly owned subsidiaries after elimination of intercompany accounts and transactions. The Company has early adopted the provisions of Statement of Financial Accounting Standards No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”), and accordingly, the Company’s Consolidated Financial Statements have been restated to reflect the financial position, results of operations and cash flows of the Sun Gro business as “discontinued operations.”

Accounting Pronouncements Adopted

Effective January 1, 2002, Hines adopted the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). Under SFAS No. 142, goodwill will no longer be amortized, but will be subject to a periodic test for impairment based upon fair values. SFAS No. 142 requires that goodwill be tested annually for impairment using a two-step process. The first step is to identify a potential impairment. The second step is to measure the amount of the impairment loss. In the year of adoption, the initial testing must be done as of the beginning of the fiscal year. For this transition testing, the first step must be completed within six months and the second step must be completed by the end of the Company’s fiscal year.

The Company completed the first step of the transition testing by June 30, 2002 and completed the second step by December 31, 2002. As a result, the pre-tax impairment charge related to goodwill as of January 1, 2002 was determined to be $78,757. As required by SFAS No. 142, the impairment charge was recorded net of its

HINES HORTICULTURE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, except share data)

associated $23,609 tax benefit in the first quarter as a cumulative change in accounting principle, effective as of January 1, 2002. Net income has been reduced by the amount of the after-tax impairment charge. This impairment charge will not impact the Company’s covenants under its Amended Senior Credit Facility.

As required, the Company also tested goodwill for impairment as of December 31, 2002. In conducting Step 1 of the impairment test, the Company determined that there was no impairment of goodwill as of December 31, 2002.

In July 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141, “Business Combinations” (“SFAS No. 141”). SFAS No. 141, among other things, eliminates the use of the pooling of interests method of accounting for business combinations.

Effective January 1, 2001, Hines adopted the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”), as amended. Adopting the provisions of SFAS No. 133 on January 1, 2001 resulted in a cumulative after-tax charge to Accumulated Other Comprehensive Income as of January 1, 2001 of $2,334, representing the fair value of the interest rate agreement, net of tax. This amount is being amortized as interest rate agreement expense over the term of the debt. For the twelve months ended December 31, 2002, the Company recognized a pre-tax loss of $2,573 reported as interest rate swap agreement expense in the Consolidated Statements of Operations related to the change in the fair value of the interest rate agreement

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based-Compensation-Transition and Disclosure-an Amendment of FASB Statement No. 123” (“SFAS No. 148”). SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”) to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of account for stock-based employee compensation and the effect of the method used on reported results. The annual disclosure requirements of SFAS No. 123 are effective for the Company as of December 31, 2002 and the interim disclosure requirements will be effective during its first quarter of fiscal year 2003. As permitted under both SFAS No. 123 and SFAS No. 148, the Company continues to follow the intrinsic value method of accounting under Accounting Principles Board No. 25 “Accounting for Stock Issued to Employees.”

	Year Ended December 31
	2002	2001	2000
Net (loss) income, as reported	$(52,703)	$3,425	$12,438
Stock option expense	(1,086)	(2,025)	(2,016)

Pro forma net (loss) income	$(53,789)	$1,400	$10,422

Earnings per share:
Basic and diluted—as reported	$(2.39)	$0.16	$0.56

Basic and diluted—pro forma	$(2.44)	$0.06	$0.47

Revenue Recognition

Hines records revenue, net of sales discounts and allowances, when all of the following have occurred: an agreement of sale exists, product delivery and acceptance has occurred and collection is reasonably assured.

HINES HORTICULTURE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, except share data)

Sales Returns and Allowances: Amounts accrued for sales returns and allowance are maintained at a level believed adequate by Management to absorb probable losses in the trade receivable due to sales discounts and allowances. The provision rate is established by Management using the following criteria: past sales returns experience, current economic conditions, and other relevant factors, and are re-evaluated on a quarterly basis. The allowance is increased by provisions for sales discounts and allowances charged against income. The Company records revenue, net of sales discounts and allowances, when the risk of ownership is transferred to the customer. Allowances are provided at the time of revenue is recognized in accordance with SFAS No. 48, “Revenue Recognition When Right of Return Exists.”

Allowance for Doubtful Accounts: The allowance for bad debts is maintained at a level believed adequate by Management to reflect the probable losses in the trade receivable due to customer default, insolvency or bankruptcy. The provision is established by Management using the following criteria: customer credit history, customer current credit rating and other relevant factors, and is re-evaluated on a quarterly basis. The allowance is increased by provisions to bad debt expense charged against income. All recoveries on trade receivables previously charged off are credited to the accounts receivable recovery account charged against income, while direct charge-offs of trade receivables are deducted from the allowance.

Concentration of Credit Risk

The Company is subject to credit risk primarily through its accounts receivable balances. Credit risk on accounts receivable balances are minimized as a result of the large and diverse nature of the Company’s customer base throughout North America. The Company does not require collateral for its accounts receivable. Certain customers are granted deferred payment terms (“dating”). At December 31, 2002, 2001 and 2000, significant accounts receivable balances were subject to dating terms. The Company’s largest customer accounted for approximately 47%, 44% and 41% of the Company’s consolidated net sales excluding discontinued operations in 2002, 2001 and 2000, respectively.

Amortization of Deferred Financing Expenses

Deferred financing expenses are being amortized using a method, which approximates the effective interest method over the term of the associated financing agreements. As a result of the Company’s third amendment to its Senior Credit Facility, $4,200 was capitalized as deferred financing fees. Assuming no additions, disposals or adjustments are made to the carrying values and/or useful lives of the assets, annual amortization expense is estimated to be approximately $3,465, $3,420 and $253 for the years ending December 31, 2003, 2004 and 2005, respectively.

Depreciation and Depletion

Fixed assets are stated at cost less accumulated depreciation. Interest is capitalized for qualifying assets during the assets’ acquisition period. The amount of interest capitalized for the years ended December 31, 2002, 2001 and 2000 was $0, $786 and $984, respectively. Capitalized interest is recorded as part of the asset to which it relates and is amortized over the respective asset’s estimated useful life. Depreciation has been provided for on the straight-line method over the following estimated economic useful lives:

Buildings	20 to 60 years
Machinery and equipment	2 to 25 years
Vehicles and trailers	2 to 15 years
Software	5 to 10 years
Furniture and fixtures	3 to 5 years

HINES HORTICULTURE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, except share data)

Impairment of Long-Lived Assets

The Company annually evaluates its long-lived assets, including identifiable intangible assets, for potential impairment. When circumstances indicate that the carrying amount of the asset may not be recoverable, as demonstrated by the projected undiscounted cash flows, an impairment loss would be recognized based on fair value. The Company has adopted SFAS No. 144. The adoption of SFAS No. 144 did not have a material impact on the Company’s accounting policy related to the impairment of long-lived assets.

Environmental Costs

The Company recognizes environmental liabilities when conditions requiring remediation are identified. The Company determines its liability on a site by site basis and records a liability at the time when it is probable and can be reasonably estimated. Expenditures that extend the life of the related property or mitigate or prevent future environmental contamination are capitalized. Environmental liabilities are not discounted or reduced for possible recoveries from insurance carriers.

Internal Use Software

The Company capitalizes costs of materials, consultants, interest and payroll and payroll-related costs for employees incurred in developing internal-use computer software in accordance with Statement of Position 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Computer software costs are being amortized using the straight-line method over an estimated useful life of 5 to 10 years.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market. Hines’ ornamental nursery stock has an average growing period of approximately eighteen months. All nursery stock is classified as a current asset based on Hines’ normal operating cycle.

Income Taxes

Hines’ operations are agricultural in nature and the Company derives significant benefits by qualifying to use the cash method of accounting for federal tax purposes. The Company accounts for income taxes using an asset and liability approach, which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities at the applicable enacted tax rates. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Advertising

The Company expenses advertising costs at the time the advertising first takes place. Advertising expense was $1,025, $977 and $989 for the years ended December 31, 2002, 2001 and 2000, respectively, excluding the discontinued operations.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

HINES HORTICULTURE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, except share data)

Earnings Per Share (“EPS”)

Earnings per share are calculated in accordance with SFAS No. 128 “Earnings per Share” (“SFAS No. 148”), which requires the Company to report both basic earnings per share, based on the weighted-average number of common shares outstanding, and diluted earnings per share, based on the weighted-average number of common shares outstanding adjusted to include the potentially dilutive effect of outstanding stock options and warrants. For the twelve months ended December 31, 2002 and 2001, the incremental shares related to the 440,000 warrants outstanding increased fully diluted shares by 5,463 and 18,659, respectively. Additionally, for the twelve months ended December 31, 2002 and 2001, shares related to employee stock options in the amount of 0.3 million and 2.8 million, respectively, were excluded from the computation of diluted earnings per share because they would have been anti-dilutive.

Shipping and Handling Fees and Costs

In September 2000, the Emerging Issues Task Force (“EITF”) reached a final consensus on Issue No. 00-10 “Accounting for Shipping and Handling Fees and Costs” (“EITF No. 00-10”). EITF No. 00-10 became effective in the fourth quarter of 2000 and addresses the income statement classification of amounts charged to customers for shipping and handling, as well as costs related to shipping and handling. The EITF concluded that amounts billed to a customer in a sale transaction related to shipping and handling should be classified as revenue. The Company adopted EITF No. 00-10 in the fourth quarter of fiscal 2000. Prior to adopting EITF No. 00-10, the Company classified certain shipping and handling fees as an offset to selling and distribution expenses. Shipping and handling fees included as revenue totaled $27,229, $25,473 and $23,275 for the years ended December 31, 2002, 2001 and 2000, respectively.

The Company classifies shipping and handling costs as part of selling and distribution expenses. Shipping and handling costs were $69,044, $64,694 and $58,866 for the years ended December 31, 2002, 2001 and 2000, respectively, excluding those attributable to discontinued operations.

New Accounting Pronouncements

In August 2001, Financial Accounting Standards Board issued SFAS No. 143 “Accounting for Asset Retirement Obligations” (“SFAS No. 143”). SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It would be effective for the Company beginning with its 2003 financial statements. The Company is in the process of evaluating the impact of SFAS No. 143 on its financial statements and will adopt the provisions of this statement in the first quarter of fiscal year 2003.

In June 2002, Financial Accounting Standards Board issued SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”). SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity, including Certain Costs Incurred in a Restructuring.” The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The Company does not expect this to have a material impact on its financial statements.

Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentations.

HINES HORTICULTURE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, except share data)

2. Inventories

Inventories consisted of the following:

	December 31,
	2002	2001
Nursery stock	$161,007	$155,096
Materials and supplies	8,974	9,579

	$169,981	$164,675

3. Fixed Assets

Fixed assets consisted of the following:

	December 31,
	2002	2001
Land	$31,541	$29,245
Buildings and improvements	93,064	91,687
Machinery and equipment	32,327	30,796
Software	17,891	17,296
Construction in progress	3,518	3,469

	178,341	172,493
Less accumulated depreciation and depletion	38,102	30,106

Fixed assets, net	$140,239	$142,387

4. Goodwill

On January 1, 2002, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). In accordance with this standard, goodwill has been classified as indefinite-lived assets no longer subject to amortization. Indefinite-lived assets are subject to impairment testing upon adoption of SFAS No. 142 and at least annually thereafter. In accordance with SFAS No. 142, this involves a two step process. First, the Company must determine if the carrying amount of equity exceeds the fair value based upon the quoted market price of the Company’s common stock. If the Company determines that goodwill may be impaired, the Company compares the “implied fair value” of the goodwill, as defined by SFAS No. 142, to its carrying amount to determine the impairment loss, if any. The initial impairment analysis was completed in the fourth quarter of 2002. The Company recorded a one-time, non-cash charge of $55,148 to reduce the carrying value of its goodwill. The Company has recognized this impairment charge as a cumulative effect of change in accounting principle. Our measurement of the fair value of the goodwill was based on the market capitalization of the Company’s common stock over a reasonable period of time, including a control premium. Accordingly, the primary factor contributing to the impairment charge was the overall deterioration in the Company’s stock price and the Company’s substantial leverage.

HINES HORTICULTURE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, except share data)

	Years Ended December 31,
	2002	2001	2000
Net income
Reported net (loss) income	$(52,703)	$3,425	$12,438
Goodwill amortization, net of tax	—	2,064	1,781

Adjusted net (loss) income	$(52,703)	$5,489	$14,219

Earnings per basic share
Reported net (loss) income	$(2.39)	$0.16	$0.56
Adjusted net (loss) income	$(2.39)	$0.25	$0.64
Earnings per diluted share
Reported net (loss) income	$(2.39)	$0.16	$0.56
Adjusted net (loss) income	$(2.39)	$0.25	$0.64

5. Revolving Lines of Credit

The Company’s Amended Senior Credit Facility provides for a $115,000 working capital revolving credit facility that expires on December 31, 2004. The Amended Senior Credit Facility also provides for an additional $30,000 seasonal working capital revolving credit facility that is guaranteed by the Company’s majority shareholder, Madison Dearborn Capital Partners, L.P. (“MDCP”), which can only be borrowed and outstanding between February 1 and June 15 of each year and expires on June 15, 2004.

The interest rate spread over the U.S. prime rate and Eurodollar rate varies depending upon the Company’s quarterly leverage and interest coverage ratios as defined in the Amended Senior Credit Facility agreement. Substantially all of the assets and common stock of the Company collateralize the revolving credit facilities and all other obligations under the Amended Senior Credit Facility. The Amended Senior Credit Facility contains covenants that, among other matters, establish minimum interest coverage and net worth and maximum leverage ratios and capital expenditure amounts. The average daily amount of the unused portion of the revolving credit facilities is subject to a commitment fee that varies depending upon the Company’s quarterly leverage ratio as defined in the Amended Senior Credit Facility agreement. The weighted average interest rate on borrowings outstanding under the Company’s revolving lines of credit for the years ended December 31, 2002 and 2001 was approximately 6.2% and 7.9%, respectively.

Effective March 18, 2003, the Company obtained a fourth amendment to its Amended Senior Credit Facility to (i) allow the Company to add back to EBITDA for 2002 and 2003 specific charges related to certain one-time events for purposes of its financial covenants that establish minimum EBITDA levels, minimum interest coverage ratios and maximum leverage ratios, and (ii) allow the Company to add-back to EBITDA fees and expenses associated with the fourth amendment. In consideration for approving the amendment, all consenting lenders were paid a fee of 25 basis points on outstanding loan commitments, which equated to approximately $625.

In management’s opinion, cash generated by operations and from borrowings available under the amended Senior Credit Facility will be sufficient to meet the Company’s anticipated working capital, capital expenditures and debt service requirements through 2003. A total of $17,500 will become due under the Senior Credit Facility during 2003.

The Senior Credit Facility requires the Company to maintain compliance with various financial covenants. Failure to comply with any of the covenants of the Senior Credit Facility during 2003 would require the Company to seek waivers or an amendment to the Senior Credit Facility. The Company has been successful in

HINES HORTICULTURE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, except share data)

negotiating amendments to its bank agreements, including the amendment to the Senior Credit Facility, effective March 18, 2003. If the Company is unable to obtain such waivers, all debt under the Senior Credit Facility would become due and payable ($175,220 at December 31, 2002). The Company was in compliance with these covenants during 2002 and, based upon management’s 2003 operating plan, expects to remain in compliance with these covenants during 2003.

A total of $84,970 will become due under the Senior Credit Facility during 2004. The Company expects to refinance this debt with existing financial institutions or others, or extend its maturity prior to maturity. There can be no assurance that management will be successful in refinancing this debt or extending its maturity.

6. Long-term Debt

	December 31, 2002	December 31, 2001
Tranche B term debt, interest at the bank’s reference rate (4.25% and 4.75% at December 31, 2002 and 2001, respectively) plus 3.00% or the Eurodollar rate plus 4.00%. Due on December 31, 2004	$51,100	$99,000
New term debt interest at the bank’s reference rate (4.25% and 4.75% at December 31, 2002 and 2001, respectively) plus 3.00% or the Eurodollar rate plus 4.00%. Principal payments due from June 30, 2003 through December 31, 2004 ranging from $3,500 to $10,000 with the remaining balance due on December 31, 2004, as specified in the loan agreement	51,370	111,386
Senior Subordinated Notes, Series B, interest at 12.75% payable semi-annually on each June 30 and December 31, maturing on October 15, 2005	79,782	79,040
Other obligations due at various dates through 2004	162	444

	182,414	289,870
Less current portion of continuing operations	17,585	43,159
Less amounts owing of discontinued operations		37,072

Total long-term debt	$164,829	$209,639

The following are the Company’s estimated principal maturities of long-term debt outstanding pursuant to the amendment of the Company’s Amended Senior Credit Facility, as amended on February 1, 2002 for each of the next three years ending December 31:

2003	$17,585
2004	85,047
2005	81,900

184,532
Less: amounts representing future interest	(2,118)

Total	$182,414

The Company’s Tranche B and new term debt make up a portion of the Amended Senior Credit Facility. Refer to Note 5 for information on the Company’s fourth amendment to the Senior Credit Facility.

The Senior Subordinated Notes were issued by Hines Nurseries and are redeemable, in whole or in part, at the option of the Company, on or after October 15, 2000 at a redemption price of 106.00% of the principal

HINES HORTICULTURE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, except share data)

amount thereof plus accrued interest, if any, to the date of redemption. The Notes contain an embedded derivative in the form of a put option whereby the holder has the right to put the instrument back to the Company at 105% if a change in control of the Company should occur. This put option will be marked-to-market quarterly and any effect will be shown in the Statement of Operations. The Company does not anticipate that the derivative will have significant value because no change of control is currently contemplated. The Senior Subordinated Notes are unsecured and subordinated to all existing and future senior debt and unconditionally guaranteed on a senior subordinated basis by Hines.

In addition, under its Senior Subordinated Notes, the Company is obligated to pay a premium at maturity equal to 5.00% of the principal amount of the Senior Subordinated Notes to be repaid. The Company is accreting this premium over the term of the maturity of the Notes. At December 31, 2002, the amount of the premium was $1,800 and, based on the $78,000 of Notes outstanding, is expected to be $3,900 upon maturity.

The indenture governing the Senior Subordinated Notes imposes certain limitations on the ability of Hines, among other things, incur additional indebtedness, pay dividends or make certain other restricted payments and consummate certain asset sales.

7. Commitments and Contingencies

Operating Leases

The Company leases certain land, office, trucks and warehouse facilities under various renewable long-term operating leases, which expire through 2010. Certain of these leases include escalation clauses based upon changes in the consumer price index and/or the fair rental value of leased land. One of the operating land leases requires the Company to pay rent equal to the greater of 2.25 percent, increasing to 3 percent by the year 2010, of the sales derived from the related land, or a minimum per acre amount, as defined in the agreement. Total rent expense for continuing operations for these operating lease agreements for the years ended December 31, 2002, 2001 and 2000 was $9,174, $8,144 and $8,627, respectively.

The following are the Company’s future minimum annual payments under its non-cancelable operating leases for each of the next five years ending December 31 and thereafter:

Continuing Operations
2003	$4,512
2004	4,076
2005	3,310
2006	2,347
2007	718
Thereafter	6,498

$21,461

Legal Matters

From time to time, the Company is involved in various disputes and litigation matters, which arise in the ordinary course of business. The litigation process is inherently uncertain and it is possible that the resolution of

HINES HORTICULTURE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, except share data)

these disputes and lawsuits may adversely affect the Company. Management believes, however, that the ultimate resolution of such matters will not have a material adverse impact on the Company’s consolidated financial position, results of operations or cash flows.

8. Shareholders’ Equity

On June 22, 1998, the Board adopted the 1998 Long-Term Equity Incentive Plan (the “1998 Stock Plan”). The 1998 Stock Plan provides for grants of stock options, stock appreciation rights, restricted stock, performance awards and any combination of the foregoing to certain directors, officers and employees of the Company and its subsidiaries. The purpose of the 1998 Stock Plan is to provide such individuals with incentives to maximize shareholder value and otherwise contribute to the success of the Company and to enable the Company to attract, retain and reward the best available persons for positions of substantial responsibility. The options are granted at the fair market value of the shares underlying the options at the date of grant, and generally become exercisable over a four-year period and expire in ten years.

On June 1, 2000, the Board adopted and approved to increase the number of shares of common stock available for issuance under the 1998 Stock Plan by 1.0 million shares. At December 31, 2002, the Company had reserved 3.6 million shares of its common stock for issuance upon exercise of options granted or to be granted under this plan.

On July 9, 2002, the Company offered to exchange all outstanding stock options held by certain employees under the 1998 Stock Plan for new stock options to be granted under the 1998 Stock Plan upon the terms and subject to the conditions described in the offer to exchange. If an employee elected to participate in the exchange, they were required to tender for exchange all of the stock options they held in exchange for a certain number of new stock options. The offer to exchange expired on August 14, 2002 and all stock options properly tendered before the expiration of the offer to exchange were accepted and cancelled on August 15, 2002. A total of 1.8 million stock options were tendered by employees and cancelled pursuant to the terms of the offer to exchange.

On February 18, 2003, the Company granted new stock options to those employees who participated in the exchange program. The exercise price of the new stock options is $5.50 per share. A total of 0.8 million new options were granted pursuant to this exchange program. There was no additional compensation expense associated with the exchange program.

The Company adopted the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”) in 1998. As permitted by SFAS No. 123, the Company measures compensation cost in accordance with Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” and related interpretations, but provides pro forma disclosures of net income and earnings per share as if the fair value method (as defined in SFAS No. 123) had been applied. Had compensation cost been determined using the fair value method prescribed by SFAS No. 123, the Company’s net income and earnings per share, including discontinued operations, for the years ended December 31, 2002 and 2001 would have been as noted in Note 1.

HINES HORTICULTURE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, except share data)

The Company estimates the weighted average fair value of each stock option on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2002	2001	2000
Dividend Yield	0%	0%	0%
Expected volatility	74.16%	85.77%	92.58%
Risk-free interest rate	3.36%	5.56%	5.56%
Expected life	Six years	Six years	Six years

A summary of the status of the Company’s stock option plan as of December 31 is presented below:

	2002		2001		2000
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding—beginning of year	2,824,814	$9.81	2,897,480	$9.93	2,274,470	$10.99
Granted	—	—	81,000	4.53	287,600	7.86
Granted	—	—	—	—	200,000	6.88
Granted	—	—	—	—	297,200	6.38
Exercised	—	—	—	—	—	—
Cancelled	(2,553,736)	9.97	(153,666)	8.91	(161,790)	10.73

Outstanding—end of year	271,078	$8.33	2,824,814	$9.81	2,897,480	$9.93

Weighted average fair value of options granted during period		$—		$3.52		$3.69

The weighted average remaining contractual life was seven years at December 31, 2002. As of December 31, 2002, expiration dates ranged from June 22, 2008 to October 8, 2011. The range of exercise prices was $3.32 to $11.00 for options outstanding as of December 31, 2002.

Warrants

In November of 2000, in connection with the Third Amendment to the Senior Credit Facility, the Company issued a warrant to its majority stockholder in exchange for guarantee for the extension of the $30,000 seasonal revolving loan commitment. The warrant is convertible into 440,000 shares of common stock at an exercise price of $3.50 per share valued at $843. The warrant is exercisable at any time prior to December 31, 2005. If the majority shareholder is required to make any payment with respect to its guarantee on the seasonal revolving loan commitment, the Company would be required to issue to the majority shareholder an additional warrant to purchase a number of shares of the Company’s common stock equal to the amount of such payment divided by the then-current market price of the Company’s common stock.

HINES HORTICULTURE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, except share data)

9. Income Taxes

The components of (loss) income before provision for income taxes and the provision for income taxes consisted of the following:

	For the Years Ended December 31,
	2002	2001	2000
(Loss) income before income taxes:
U.S.	$(64,377)	$10,723	$16,504
Foreign	3,963	8,645	(257)

	$(60,414)	$19,368	$16,247

Income from continuing operations	$15,053	$10,320	$18,671
Income (loss) from discontinued operations	5,029	9,048	(2,424)
Loss from extraordinary item	(1,739)	—	—
Loss from SFAS No. 142 adjustment	(78,757)	—	—

	$(60,414)	$19,368	$16,247

Current income tax provision:
Federal	$—	$—	$—
State	1,400	—	—
Foreign	819	1,090	605

	$2,219	$1,090	$605

Deferred provision (benefit):
Federal	$(8,360)	$12,121	$3,643
State	(2,410)	863	764
Foreign	840	1,869	(1,203)

	(9,930)	14,853	3,204

	$(7,711)	$15,943	$3,809

HINES HORTICULTURE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, except share data)

The reported provision for income taxes differs from the amount computed by applying the statutory federal income tax rate of 35 percent to income before provision for income taxes as follows:

	For the Years Ended December 31,
	2002	2001	2000
Provision computed at statutory rate	$(21,145)	$6,779	$5,686
Increase (decrease) resulting from:
State tax, net of federal benefit	(1,010)	546	764
Foreign taxes	272	389	(12)
Goodwill	8,881	413	470
Canada withholding tax	3,344	—	—
Meals and entertainment	118	194	173
Reduction in tax reserves	—	(482)	—
Investment in Foreign Subsidiary	1,840	8,125	—
SFAS No. 52—Translation remeasurement	—	—	(2,995)
Capital loss valuation allowance	—	—	(571)
Other	(11)	(21)	294

	$(7,711)	$15,943	$3,809

Provision for continuing operations	$5,456	$4,627	$8,034
Provision (benefit) for discontinued operations	10,442	11,316	(4,225)
Benefit for SFAS No. 142 adjustment	(23,609)	—	—

	$(7,711)	$15,943	$3,809

HINES HORTICULTURE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, except share data)

Deferred tax assets (liabilities) are comprised of the following:

	December 31,
	2002	2001
Deferred tax assets:
Deferred expenses	$—	$586
Capital loss carryforwards	—	477
Deferred currency loss	—	413
Net operating loss carryforwards	5,102	19,506
Foreign currency cumulative translation adjustment	—	3,690
Book/tax difference in debt	7,640	7,978
Intangible asset basis differences	17,869	—
Other	(284)	174

Gross deferred tax assets	30,327	32,824

Deferred tax liabilities:
Accrual to cash adjustment	(63,994)	(64,874)
Fixed asset basis differences	(12,562)	(31,930)
Intangible asset basis differences	—	(3,169)
Investment in foreign subsidiary	—	(8,125)
Canada withholding tax	(3,344)	—
Other	(1,455)	(1,284)

Gross deferred tax liabilities	(81,355)	(109,382)

Net deferred tax liability	$(51,028)	$(76,558)

Deferred income tax liability, current	$(63,994)	$(72,000)
Deferred income tax asset (liability), non-current	12,966	(4,558)

	$(51,028)	$(76,558)

Deferred income tax liability—current—Continuing operations	$(63,994)	$(64,874)
Deferred income tax liability—current—Discontinued operations	—	(7,126)

	$(63,994)	$(72,000)

Deferred income tax asset—non-current—Continuing operations	$12,966	$7,727
Deferred income tax liability—non-current—Discontinued operations	—	(12,285)

	$12,966	$(4,558)

The Company derives significant benefits by qualifying to use the cash method of accounting for federal income tax purposes. Under the cash method, sales are included in taxable income when payments are received and expenses are deducted as they are paid. The primary benefit the Company receives is the ability to deduct the cost of inventory as it is incurred. The net benefit realized by the Company thus far is represented by the “Accrual to Cash Adjustment” item above. Because the items to which this “Accrual to Cash Adjustment” relate are comprised of current assets and current liabilities in the balance sheet (such as inventory, accounts receivable, accounts payable, etc.), this deferred tax item is also characterized as current.

At December 31, 2002, the Company had approximately $9,646 in net operating loss carryforwards for federal income tax reporting purposes. The Company’s federal net operating losses begin to expire in 2020.

HINES HORTICULTURE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, except share data)

10. Employee Benefit Plans

As of January 1, 2001, Hines Nurseries established a 401(k) Retirement Savings Plan for salaried and permanent hourly employees. Participants may make voluntary contributions to the plan up to a maximum of ten thousand five hundred dollars not to exceed 15 percent of their annual compensation (as defined). Hines’ matching contribution to the Plan is equal to 25 percent of the participant’s voluntary contribution not to exceed 4 percent of the participant’s salary per calendar year. As of January 1, 2002, pursuant to IRS rules, participants may make voluntary contributions to the plan up to a maximum of eleven thousand dollars not to exceed 20 percent of their annual compensation (as defined). In addition to this, employees over age 50 may now contribute an additional $1. Hines’ matching contribution to the Plan is equal to 100 percent of the first 3 percent of a participant’s voluntary deferral of salary, and 50 percent of the next 2 percent of a participant’s voluntary deferral of salary per calendar year. As of January 1, 2003, pursuant to IRS rules, participants may make voluntary contributions to the plan up to a maximum of twelve thousand dollars not to exceed 20 percent of their annual compensation (as defined). In addition to this, employees over age 50 may now contribute an additional $2. Hines’ matching contribution to the Plan is equal to 100 percent of the first 3 percent of a participant’s voluntary deferral of salary, and 50 percent of the next 2 percent of a participant’s voluntary deferral of salary per calendar year.

The total expense related to the Hines plan was $1,593, $342 and $0 for the years ended December 31, 2002, 2001 and 2000, respectively.

11. Supplemental Cash Flow Information

Supplemental disclosure of non-cash investing and financing activities were as follows:

	December 31,
	2002	2001	2000
Fair value of assets acquired	$1,265	$9,211	$118,282
Liabilities assumed and incurred in connection with acquisitions	—	—	(6,007)
Discontinued operations	—	—	(1,485)

Cash paid	$1,265	$9,211	$110,790

12. Fair Values of Financial Instruments

The Company used the following methods and assumptions in estimating its fair value disclosures for financial instruments:

Cash

The carrying amount reported in the balance sheet for cash approximates its fair value.

Short-term and Long-term Debt

The fair value of the Senior Subordinated Notes is based on the closing price of the debt securities at December 31, 2002 and 2001. The carrying amount of the Company’s other long-term debt approximates its fair value based upon borrowing rates currently available to the Company. The carrying amount of the short-term debt approximates the fair value based on the short-term maturity of the instrument.

HINES HORTICULTURE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, except share data)

Interest Rate Swap

In May 2000, the Company entered into an interest rate swap agreement to hedge $75,000 of its long-term debt. The Company does not hold or issue interest rate swap agreements for trading purposes. This interest rate swap agreement effectively converts a portion of the Company’s variable rate debt to a fixed rate of 7.13% based on the 3-month London Interbank Offering Rate (“LIBOR”) rate in effect at the beginning of each quarterly period, with a maximum rate of 8%. The interest rate swap agreement matures in February 2005.

The carrying amounts and estimated fair values of the Company’s financial instruments at December 31, 2002 and 2001 are as follows:

	December 31,
	2002		2001
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Cash	$—	$—	$—	$—
Revolving line of credit	72,750	72,750	100,000	100,000
Long-term debt (including current portion)	182,414	184,533	252,798	251,240
Interest rate swap agreement liability	8,741	8,741	7,117	7,117
Discontinued Operations Long-term debt (including current portion)	—	—	37,072	37,072

13. Valuation and Qualifying Accounts

Activity with respect to the Company’s allowance for doubtful accounts receivable is summarized as follows:

	For the Years Ended December 31,
	2002	2001
Beginning balance	$1,303	$1,528
Charges to expense	1,049	699
Amounts written off	(355)	(924)

Ending balance	$1,997	$1,303

14. Guarantor/Non-guarantor Disclosures

The 12.75% Senior Subordinated Notes issued by Hines Nurseries (the “issuer”) have been guaranteed by Hines Horticulture (the “parent guarantor”) and by both Hines SGUS, Inc. (“Hines SGUS”) and Enviro-Safe Laboratories, Inc. (“Enviro-Safe”) (collectively Hines SGUS and Enviro-Safe are the “subsidiary guarantors”). The issuer and the subsidiary guarantors are 100% owned subsidiaries of the parent guarantor and the parent and subsidiary guaranties are full, unconditional and joint and several. Separate financial statements of Hines Nurseries, Hines SGUS and Enviro-Safe are not presented in accordance with the exceptions provided by Rule 3-10 of Regulation S-X.

The following condensed consolidating information shows (a) Hines Horticulture on a parent company basis only as the parent guarantor (carrying its investment in its subsidiaries under the equity method), (b) Hines

HINES HORTICULTURE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, except share data)

Nurseries as the issuer, (c) Hines SGUS and Enviro-Safe as a subsidiary guarantors, (d) eliminations necessary to arrive at the information for the parent guarantor and its direct and indirect subsidiaries on a consolidated bases and (e) the parent guarantor on a consolidated basis as follows:

•	Condensed consolidating balance sheets as of December 31, 2002 and 2001;

•	Condensed consolidating statements of operations for the year ended December 31, 2002, 2001 and 2000; and

•	Condensed consolidating statements of cash flows for the year ended December 31, 2002, 2001 and 2000.

HINES HORTICULTURE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, except share data)

Guarantor / Non-guarantor Disclosures

Condensed Consolidating Balance Sheet

As of December 31, 2002

(Dollars in Thousands)

	Hines Horticulture (Parent Guarantor)	Hines Nurseries (Issuer)	Subsidiary Guarantors	Eliminations	Consolidated Total
ASSETS

Current assets:
Cash	$—	$—	$—	$—	$—
Accounts receivable, net	—	25,309	529	—	25,838
Inventories	—	169,258	723	—	169,981
Prepaid expenses and other current assets	—	6,672	5,144	(5,144)	6,672

Total current assets	—	201,239	6,396	(5,144)	202,491

Fixed assets, net	—	140,195	44	—	140,239
Deferred financing expenses, net	—	7,137	—	—	7,137
Deferred income taxes	2,921	10,045	—	—	12,966
Goodwill, net	—	42,979	—	—	42,979
Investments in subsidiaries	46,713	—	—	(46,713)	—

	$49,634	$401,595	$6,440	$(51,857)	$405,812

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$—	$12,231	$90	$—	$12,321
Accrued liabilities	—	10,855	56	—	10,911
Accrued payroll and benefits	—	6,844	1	—	6,845
Accrued interest	—	6,034	—	—	6,034
Long-term debt, current portion	—	17,585	—	—	17,585
Borrowings on revolving credit facility	—	72,750	—	—	72,750
Liabilities of discontinued operations	—	—	5,144	(5,144)	—
Deferred income taxes	—	63,855	139	—	63,994
Intercompany accounts	7,832	(7,650)	(182)	—	—

Total current liabilities	7,832	182,504	5,248	(5,144)	190,440

Long-term debt	—	164,829	—	—	164,829
Interest rate swap agreement	—	8,741	—	—	8,741
Liabilities of discontinued operations, held for sale	—	—	—	—	—
Shareholders’ equity
Common stock	221	16,981	990	(17,971)	221
Additional paid in capital	128,781	21,362	—	(21,362)	128,781
Retained (deficit) earnings	(85,985)	8,393	202	(8,595)	(85,985)
Accumulated other comprehensive loss	(1,215)	(1,215)	—	1,215	(1,215)

Total shareholders’ equity	41,802	45,521	1,192	(46,713)	41,802

	$49,634	$401,595	$6,440	$(51,857)	$405,812

HINES HORTICULTURE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, except share data)

Guarantor / Non-guarantor Disclosures—(Continued)

Condensed Consolidating Balance Sheet

As of December 31, 2001

(Dollars in Thousands)

	Hines Horticulture (Parent Guarantor)	Hines Nurseries (Issuer)	Subsidiary Guarantors	Eliminations	Consolidated Total
ASSETS

Current assets:
Cash	$—	$—	$—	$—	$—
Accounts receivable, net	—	27,783	23,277	(22,878)	28,182
Inventories	—	164,003	14,726	(14,054)	164,675
Prepaid expenses and other current assets	—	2,322	3,202	(3,202)	2,322
Assets of discontinued operations, held for sale	—	—	—	40,134	40,134
Deferred income taxes	—	—	384	(384)	—

Total current assets	—	194,108	41,589	(384)	235,313

Fixed assets, net	—	142,336	67,702	(67,651)	142,387
Deferred financing expenses, net	250	8,067	—	—	8,317
Assets of discontinued operations, held for sale	—	—	—	95,029	95,029
Deferred income taxes	253	28,417	3,153	(24,096)	7,727
Goodwill, net	—	121,371	19,127	(19,127)	121,371
Investments in subsidiaries	96,038	4,115	12,308	(112,461)	—

	$96,541	$498,414	$143,879	$(128,690)	$610,144

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$—	$12,601	$6,063	$(5,840)	$12,824
Accrued liabilities	—	8,330	999	(879)	8,450
Accrued payroll and benefits	—	7,089	2,141	(2,139)	7,091
Accrued interest	—	2,904	—	—	2,904
Long-term debt, current portion	—	43,159	21,113	(21,113)	43,159
Borrowings on revolving credit facility	—	100,000	—	—	100,000
Liabilities of discontinued operations	—	—	—	37,097	37,097
Deferred income taxes	—	64,728	7,656	(7,510)	64,874
Intercompany accounts	7,796	(66,763)	50,716	8,251	—

Total current liabilities	7,796	172,048	88,688	7,867	276,399

Long-term debt	—	209,639	15,959	(15,959)	209,639
Interest rate swap agreement	—	7,117	—	—	7,117
Liabilities of discontinued operations	—	—	—	28,244	28,244
Deferred income taxes	—	20,943	15,438	(36,381)	—
Shareholders’ equity			—
Common stock	221	17,971	15,914	(33,885)	221
Additional paid in capital	128,781	20,372	8,656	(29,028)	128,781
Retained earnings (deficit)	(33,282)	52,099	4,424	(56,523)	(33,282)
Cumulative foreign currency translation adjustments	(5,200)	—	(5,200)	5,200	(5,200)
Accumulated other comprehensive loss	(1,775)	(1,775)	—	1,775	(1,775)

Total shareholders’ equity	88,745	88,667	23,794	(112,461)	88,745

	$96,541	$498,414	$143,879	$(128,690)	$610,144

HINES HORTICULTURE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, except share data)

Guarantor / Non-guarantor Disclosures—Continued

Condensed Consolidating Statement of Operations

For the year ended December 31, 2002

(Dollars in Thousands)

	Hines Horticulture (Parent Guarantor)	Hines Nurseries (Issuer)	Subsidiary Guarantors	Eliminations	Consolidated Total
Sales, net	$—	$334,669	$33,027	$(31,150)	$336,546
Cost of goods sold	—	165,680	18,243	(16,929)	166,994

Gross profit	—	168,989	14,784	(14,221)	169,552
Operating expenses	—	121,848	(8,228)	8,718	122,338

Operating income	—	47,141	23,012	(22,939)	47,214

Other expenses:
Interest	—	25,927	528	(1,250)	25,205
Interest—intercompany	—	(722)	722	—	—
Interest rate swap agreement expense	—	2,573	—	—	2,573
Amortization of deferred financing expenses, other	49,112	1,915	—	(46,644)	4,383
Loss on debt extinguishment	—	1,739	—	—	1,739

	49,112	31,432	1,250	(47,894)	33,900

Income before provision for income taxes, discontinued operations and cumulative effect of change in accounting principle	(49,112)	15,709	21,762	24,955	13,314
Income tax (benefit) provision	(2,668)	8,095	19,502	(19,473)	5,456

Income from continuing operations before discontinued operations and cumulative effect of change in accounting principle	(46,444)	7,614	2,260	44,428	7,858
(Loss) income from discontinued operations, net of tax	(6,259)	(1,371)	—	2,217	(5,413)
Cumulative effect of change in accounting principle, net of tax	—	(55,148)	—	—	(55,148)

Net income (loss)	$(52,703)	$(48,905)	$2,260	$46,645	$(52,703)

HINES HORTICULTURE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, except share data)

Guarantor / Non-guarantor Disclosures—Continued

Condensed Consolidating Statement of Operations

For the year ended December 31, 2001

(Dollars in Thousands)

	Hines Horticulture (Parent Guarantor)	Hines Nurseries (Issuer)	Subsidiary Guarantors	Eliminations	Consolidated Total
Sales, net	$—	$325,178	$132,922	$(131,127)	$326,973
Cost of goods sold	—	155,363	81,206	(80,079)	156,490

Gross profit	—	169,815	51,716	(51,048)	170,483
Operating expenses	—	121,571	35,111	(34,707)	121,975

Operating income	—	48,244	16,605	(16,341)	48,508

Other expenses:
Interest	—	32,882	3,743	(7,293)	29,332
Interest rate swap agreement expense	—	4,114	—	—	4,114
Interest—intercompany	—	(3,550)	3,550	—	—
Amortization of deferred financing expenses, other	(3,209)	6,463	(5,688)	7,176	4,742

	(3,209)	39,909	1,605	(117)	38,188

Income before provision for income taxes, discontinued operations and cumulative effect of change in accounting principle	3,209	8,335	15,000	(16,224)	10,320
Income tax (benefit) provision	(216)	4,735	11,424	(11,316)	4,627

Income from continuing operations before discontinued operations and cumulative effect of change in accounting principle	3,425	3,600	3,576	(4,908)	5,693
(Loss) income from discontinued operations, net of tax	—	—	—	(2,268)	(2,268)
Cumulative effect of change in accounting principle, net of tax	—	—	—	—	—

Net income (loss)	$3,425	$3,600	$3,576	$(7,176)	$3,425

HINES HORTICULTURE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, except share data)

Guarantor / Non-guarantor Disclosures—Continued

Condensed Consolidating Statement of Operations

For the year ended December 31, 2000

(Dollars in Thousands)

	Hines Horticulture (Parent Guarantor)	Hines Nurseries (Issuer)	Subsidiary Guarantors	Eliminations	Consolidated Total
Sales, net	$—	$302,448	$145,158	$(143,404)	$304,202
Cost of goods sold	—	142,034	86,211	(84,983)	143,262

Gross profit	—	160,414	58,947	(58,421)	160,940
Operating expenses	—	112,676	52,149	(51,627)	113,198

Operating income	—	47,738	6,798	(6,794)	47,742

Other expenses:
Interest	(10)	31,546	5,123	(9,218)	27,441
Interest rate swap agreement expense	—	—	—	—	—
Interest—intercompany	—	(4,095)	4,095	—	—
Amortization of deferred financing expenses, other	(12,415)	(217)	(344)	14,606	1,630

	(12,425)	27,234	8,874	5,388	29,071

Income before provision for income taxes, discontinued operations and cumulative effect of change in accounting principle	12,425	20,504	(2,076)	(12,182)	18,671
Income tax (benefit) provision	(13)	8,045	(4,223)	4,225	8,034

Income from continuing operations before discontinued operations and cumulative effect of change in accounting principle	12,438	12,459	2,147	(16,407)	10,637
Income from discontinued operations	—	—	—	1,801	1,801
Cumulative effect of change in accounting principle, net of tax	—	—	—	—	—

Net income (loss)	$12,438	$12,459	$2,147	$(14,606)	$12,438

HINES HORTICULTURE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, except share data)

Guarantor / Non-guarantor Disclosures

Condensed Consolidating Statement of Cash Flows

For the year ended December 31, 2002

(Dollars in Thousands)

	Hines Horticulture (Parent Guarantor)	Hines Nurseries (Issuer)	Subsidiary Guarantors	Eliminations	Consolidated Total
Cash provided by (used in) operating activities	$—	$29,712	$(2,233)	$2,233	$29,712

Cash flows from investing activities:
Purchase of fixed assets	—	(7,209)	(2,503)	2,503	(7,209)
Proceeds from sale of fixed assets	—	3,971	—	(387)	3,584
Proceeds from sale of discontinued operations	—	(8,390)	127,338	—	118,948
Acquisitions, net of cash acquired	—	(1,265)	—	—	(1,265)
Net cash used by discontinued operations	—	—	—	(4,320)	(4,320)

Net cash (used in) provided by investing activities	—	(12,893)	124,835	(2,204)	109,738

Cash flows from financing activities:
Net (repayments) borrowings on revolving line of credit	—	(27,250)	—	—	(27,250)
Intercompany advances (repayments)	—	92,840	(92,840)	—	—
Proceeds from the issuance of long-term debt	—	—	—	—	—
Repayments of long-term debt	—	(96,000)	(12,000)	—	(108,000)
Deferred financing expenses incurred	—	(4,200)	—	—	(4,200)
Penalty on early payment of subordinated notes	—	—	—	—	—
Dividends received (paid)	—	17,791	(17,791)	—	—
Repayments notes receivables from stock sales	—	—	—	—	—

Net cash used in financing activities	—	(16,819)	(122,631)	—	(139,450)

Effect of exchange rate changes on cash and cash equivalents	—	—	29	(29)	—

Net increase in cash	—	—	—	—	—
Cash, beginning of period	—	—	—	—	—

Cash, end of period	$—	$—	$—	$—	$—

HINES HORTICULTURE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, except share data)

Guarantor / Non-guarantor Disclosures—Continued

Condensed Consolidating Statement of Cash Flows

For the year ended December 31, 2001

(Dollars in Thousands)

	Hines Horticulture (Parent Guarantor)	Hines Nurseries (Issuer)	Subsidiary Guarantors	Eliminations	Consolidated Total
Cash provided by (used in) operating activities	$—	$26,551	$6,742	$(6,742)	$26,551

Cash flows from investing activities:
Purchase of fixed assets	—	(18,178)	(2,725)	2,725	(18,178)
Proceeds from sale of fixed assets	—	—	—	—	—
Proceeds from sale of discontinued operations	—	—	—	—	—
Acquisitions, net of cash acquired	—	(9,211)	—	—	(9,211)
Net cash used by discontinued operations	—	—	—	(1,497)	(1,497)

Net cash (used in) provided by investing activities	—	(27,389)	(2,725)	1,228	(28,886)

Cash flows from financing activities:
Net (repayments) borrowings on revolving line of credit	—	20,500	—	—	20,500
Intercompany advances (repayments)	(30)	(3,953)	3,983	—	—
Proceeds from the issuance of long-term debt	—	—	—	—	—
Repayments of long-term debt	—	(18,195)	(8,330)	8,330	(18,195)
Deferred financing costs	—	—	—	—	—
Dividends received (paid)	—	2,486	(2,486)	—	—
Repayments of notes receivables from stock sales	30	—	—	—	30

Net cash used in financing activities	—	838	(6,833)	8,330	2,335

Effect of exchange rate changes on cash and cash equivalents	—	—	2,816	(2,816)	—

Net increase in cash	—	—	—	—	—
Cash, beginning of period	—	—	—	—	—

Cash, end of period	$—	$—	$—	$—	$—

HINES HORTICULTURE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, except share data)

Guarantor / Non-guarantor Disclosures—Continued

Condensed Consolidating Statement of Cash Flows

For the year ended December 31, 2000

(Dollars in Thousands)

	Hines Horticulture (Parent Guarantor)	Hines Nurseries (Issuer)	Subsidiary Guarantors	Eliminations	Consolidated Total
Cash provided by (used in) operating activities	$10	$2,807	$2,474	$(2,453)	$2,838

Cash flows from investing activities:
Purchase of fixed assets	—	(29,665)	(7,711)	7,690	(29,686)
Proceeds from sale of fixed assets	—	—	—	—	—
Proceeds from sale of discontinued operations	—	—	—	—	—
Acquisitions, net of cash	—	(112,275)	1,485	(1,485)	(112,275)
Net cash used by discontinued operations	—	—	—	(7,800)	(7,800)

Net cash (used in) provided by investing activities	—	(141,940)	(6,226)	(1,595)	(149,761)

Cash flows from financing activities:
Net (repayments) borrowings on revolving line of credit	—	44,750	—	—	44,750
Intercompany advances (repayments)	(153)	(12,344)	12,497	—	—
Proceeds from the issuance of long-term debt	—	121,216	—	—	121,216
Repayments of long-term debt	—	(9,707)	(4,571)	4,571	(9,707)
Deferred financing costs	—	(9,479)	—	—	(9,479)
Dividends received (paid)	—	4,697	(4,697)	—	—
Repayments of notes receivables from stock sales	143	—	—	—	143

Net cash used in financing activities	(10)	139,133	3,229	4,571	146,923

Effect of exchange rate changes on cash and cash equivalents	—	—	523	(523)	—

Net increase in cash	—	—	—	—	—
Cash, beginning of period	—	—	—	—	—

Cash, end of period	$—	$—	$—	$—	$—

15. Subsequent Events

On February 3, 2003, the Board of Directors accepted the resignation of Stephen P. Thigpen as Chairman and C.E.O. and appointed Douglas D. Allen as Chairman and Robert A. Ferguson as Chief Operating Officer. Pursuant to his employment agreement with the Company, dated as of August 3, 1995, the Company made a lump sum cash payment to Mr. Thigpen of two times his annual base salary totaling $1,050 which will be recorded as compensation expense in the three months ending March 31, 2003.

In April 2002, the FASB issued SFAS No. 145 “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections” (“SFAS No. 145”). SFAS No. 145 addresses financial accounting and reporting for the extinguishments of debt, leases and intangible assets of motor carriers. The Company adopted SFAS No. 145 on January 1, 2003 and reclassified the loss on debt extinguishment previously reported as an extraordinary item as of June 30, 2002 of $1,026, net of a $713 tax benefit, to continuing operations.

NO DEALER, SALESPERSON OF OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE INITIAL PURCHASERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME AFTER THE DATE HEREOF OR THAT THERE HAS NOT BEEN A CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

PROSPECTUS

December 23, 2003

HINES NURSERIES, INC.

Offer to Exchange its

10.25% Senior Notes due 2011,

which have been registered under

the Securities Act of 1933,

for any and all outstanding

10.25% Senior Notes due 2011,

which have not

been registered under

the Securities Act of 1933

UNTIL MARCH 22, 2004 (90 DAYS AFTER THE DATE OF THIS PROSPECTUS) ALL DEALERS EFFECTING TRANSACTIONS IN THE EXCHANGE NOTES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.